AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2006

Registration Statement No. 333-125254

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

Registration Statement

Under

the Securities Act of 1933

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	5065	36-2096643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40W267 Keslinger Road

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David J. Gilmartin, Esq.

Vice President, General Counsel & Secretary

Richardson Electronics, Ltd.

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott Hodes, Esq.

C. Brendan Johnson, Esq.

Bryan Cave LLP

161 North Clark Street, Suite 4800

Chicago, Illinois 60601

Tel: (312) 602-5000

Fax: (312) 602-5050

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 26, 2006

$44,683,000

7 3/4% Convertible Senior Subordinated Notes due 2011

This prospectus covers resales by holders of our 7 3/4% Convertible Senior Subordinated Notes due 2011 and shares of common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder. The notes are convertible, at holders’ option, prior to the maturity date into shares of our common stock.

The notes may be converted into shares of our common stock at an initial conversion price of $18.00 per share of common stock. The conversion price is subject to adjustment if certain events occur, as described in “Description of the Notes.” Upon conversion of a note, the holder will receive only shares of our common stock and a cash payment to account for any fractional share. Holders will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below. At any time on or after December 19, 2006, we may elect to automatically convert the notes if the last reported sale price of our common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 trading day period, subject to certain conditions.

The notes bear interest at 7 3/4% per year. Interest on the notes will accrue from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

On or after December 19, 2006, but prior to December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption, provided that the closing price of our common stock has been at least 125% of the conversion price for 20 trading days during any 30 trading day period, subject to certain conditions. On or after December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption.

The notes mature on December 15, 2011 unless earlier converted, redeemed, or repurchased and will be issued in denominations of $1,000 and integral multiples thereof. The notes were initially issued in the aggregate principal amount of $44,683,000. The notes are subordinated to our senior indebtedness, including amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the notes. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries, including trade payables.

Prior to this offering, the notes were eligible for transfer on The PortalSM Market of The NASDAQ Stock Market, Inc. The notes sold by means of this prospectus are not expected to remain eligible for transfer on The PortalSM Market. We do not intend to list the notes for transfer on any national securities exchange. Our common stock is listed on The NASDAQ Global Market under the symbol “RELL”. On October 23, 2006 , the last reported sale price of our common stock was $9.12 per share.

Investing in the notes and the underlying shares of common stock involves risks. Before purchasing notes, see the information under “ Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                 , 2006.

You should rely only on the information contained in this prospectus. Neither we nor the holders have authorized anyone else to provide you with additional or different information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

Additionally, we may suspend the holder’s use of the prospectus for a reasonable period not to exceed 30 consecutive days, or an aggregate of 90 days in any 365 day period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole; provided, however, that these limits do not apply if our board of directors determines in its good faith judgment, that there is a reasonable possibility that a sale of the notes pursuant to the prospectus would result in a violation of the Securities Act. Each holder, by its acceptance of a new note, agrees to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence. This offering is subject to withdrawal or cancellation without notice.

When we use the terms “we,” “us,” “our,” or the “Company” in this prospectus, we mean Richardson Electronics, Ltd. and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise. When we use the term “holders” we mean the holders of our 7 3/4% Convertible Senior Subordinated Notes due December 15, 2011 offered for sale from time to time pursuant to this prospectus.

References in this prospectus to our “common stock” mean our common stock, $.05 par value per share; references to our “Class B common stock” mean our Class B common stock, $.05 par value per share; references to the “notes” mean our 7 3/4% Convertible Senior Subordinated Notes due 2011; references to the “7 1/4% debentures” mean our 7 1/4% Convertible Subordinated Debentures due December 15, 2006; references to the “8 1/4% debentures” mean our 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006; references to the “8% notes” mean our 8% Convertible Senior Subordinated Notes due June 15, 2011, and references to the “credit agreement” mean our amended and restated revolving credit agreement due October 2009 and dated October 29, 2004.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read carefully the entire prospectus, including the consolidated financial statements and related notes and other financial data, before making an investment decision.

Our Company

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to our customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our own private labels; and

•	value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers’ end products. We define design-in support as modification of components or identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

•	RF, Wireless & Power Division (formerly RF & Wireless Communications Group);

•	Electron Device Group (formerly Industrial Power Group);

•	Security Systems Division/Burtek Systems; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

During the second quarter of fiscal 2006, we implemented a reorganization plan encompassing our RF & Wireless Communications Group and Industrial Power Group business units. Effective for the second quarter of fiscal 2006, the Industrial Power Group has been designated as the Electron Device Group and the RF & Wireless Communications Group has been designated as RF, Wireless & Power Division. The reorganization was implemented to increase efficiencies by integrating the Industrial Power Group’s power conversion sales and product management into the RF & Wireless Communication Group’s larger sales resources. In addition, we believe that the Electron Device Group will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors.

During the first quarter of fiscal 2007, we changed the name of our Security Systems Division (SSD) to Burtek Systems (SSD/Burtek) to take advantage of Burtek’s positive brand recognition within the sound and security industry.

RF, Wireless & Power Division, formerly RF & Wireless Communications Group

Our RF, Wireless & Power Division serves the global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics and industrial power conversion market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF, wireless and power components to the development of engineered solutions for their system requirements.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

•	Wireless Networks - Wireless technologies used for short range interconnection, both within the home or office or last mile solutions from a neighborhood to the home.

•	Wireless Infrastructure - Equipment required to support the transmission of RF signals.

•	Power Conversion - High power applications such as power suppliers, welding, motor controls and converting AC/DC and DC/AC.

In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

Electron Device Group, formerly Industrial Power Group

Our Electron Device Group provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries. Our team of engineers designs solutions for applications such as industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in high power, high frequency vacuum devices to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

This group serves the industrial market’s need for both vacuum tube and semiconductor manufacturing equipment technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing semiconductor manufacturing equipment. Our customers’ demand for higher power and shorter processing times increases the need for tube-based systems.

Security Systems Division/Burtek Systems

Our Security Systems Division/Burtek Systems is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

The electronic security industry is rapidly transitioning from analog to digital imaging technology which is driving the convergence between security and IT. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our own private label brands National Electronics™, Capture®, AudioTrak®, and Elite National Electronics®. We also expect to gain additional market share by marketing ourselves as a value-added service provider to both our vendor and dealer partners. We continue to invest in people and tools that enable us to offer superior technical support in the most cost effective manner, particularly in the area of network convergence.

Display Systems Group

Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated workstation imaging systems to the end user.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 models.

We have long-standing relationships with key manufacturers including 3M, Clinton Electronics, HP, IBM, Intel, LG, NEC Displays, Philips-FIMI, Planar Systems, Samsung and Siemens Displays. We believe these relationships and our private label brands allow us to maintain a well-balanced and technologically advanced line of products.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments that allow us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in-depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display, and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. We are focused on markets we believe have high growth potential and which can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

Leverage Our Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 84% of our sales in fiscal 2006 compared to 76% in fiscal 2000. In addition, our salespeople increased sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Although we have reported net losses of approximately $12.9 million in fiscal 2002, $26.7 million in fiscal 2003, $16.0 million in fiscal 2005, and $2.6 million in fiscal 2006, our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2006, we made sales to approximately 34,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends, and product life cycles. Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. We continue to embark on programs to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers’ commitment to these objectives. Since fiscal 2004, our strategic business units’ goals are based on return on assets. In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we have now begun to implement a global restructuring plan. This plan is intended to reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. During fiscal 2007, we will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring our Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management. Additional programs are ongoing, including a significant investment in enterprise resource planning software during fiscal 2007.

Grow Through Acquisitions. We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 37 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

•	Sangus Holdings AB (RF and microwave applications—now part of our RF, Wireless & Power Division) in fiscal 2002;

•	Evergreen Trading Company (power conversion—now part of our Electron Device Group) in fiscal 2005;

•	A.C.T. Kern GmbH & Co. KG (“Kern”) (display technology—now part of Display Systems Group) in fiscal 2006; and

•	Image Systems Corporation (display technology supplier—now part of Display Systems Group) in fiscal 2006.

Recent Developments

In August 2006, we entered into two separate agreements with certain holders of our 8% notes to purchase $14.0 million of the 8% notes. As the 8% notes are subordinate to our existing credit agreement, we received a waiver from our lending group to permit the purchases. The purchases will be financed through additional borrowings under our credit agreement. In the first quarter of fiscal 2007, we recorded costs associated with the retirement of long-term debt of $2.5 million in connection with the purchases, which included the write-off of previously capitalized deferred financing costs of $0.6 million. On September 8, 2006, we purchased $6.0 million of the $14.0 million of the 8% notes. We expect to purchase the remaining $8.0 million of the $14.0 million of the 8% notes in December 2006.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Richardson Electronics, Ltd.

Securities Offered	Up to $44,683,000 aggregate principal amount of 7 3/4% Convertible Senior Subordinated Notes due 2011.

Interest

We will pay interest at 7 3/4% per year. Interest on the notes will accrue from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005. Interest will be computed on the basis of a 360 day year comprised of twelve 30 day months.

Maturity Date	December 15, 2011.

Conversion

The notes are convertible at the holders’ option at any time prior to maturity into shares of our common stock, initially at a conversion price of $18.00 per share, subject to adjustment upon certain events.

Auto-Conversion

We may elect to automatically convert the notes at any time on or after December 19, 2006 and prior to maturity if the last reported sale price of the common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 day trading period ending within five trading days prior to the date of the automatic conversion notice, provided that (x) this registration statement is effective and available for use from the date we notify holders of the automatic conversion through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the Registration Rights Agreement, or (y) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act.

Adjustments to the Conversion Price

The conversion price of the notes will be subject to adjustment under certain circumstances, including the payment of dividends on our common stock in cash in excess of $0.16 per share per year or in additional shares of common stock or other capital stock.

Optional Redemption

We may redeem some or all of the notes on or after December 19, 2006 and prior to December 19, 2007, at 100% of the principal amount, plus accrued and unpaid interest, to, but excluding, the applicable redemption date if the last reported sale price of the common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 day trading period ending on the date of mailing the redemption notice. We may redeem some or all of the notes at any time on or after December 19, 2007 at 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the applicable redemption date.

Repurchase at Holder’s Option upon Certain Events

Upon a change of control, as defined in “Description of the Notes—Repurchase at Option of Holder,” holders may require us to repurchase their notes in cash at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the applicable repurchase date. We may elect to pay the repurchase price in cash, shares of our common stock or any combination of cash and shares of our common stock.

Ranking

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to any existing and future senior indebtedness, which was $68,460,891 as of September 2, 2006, and structurally subordinated to the indebtedness and other liabilities of our subsidiaries, which was $23,513,770 as of September 2, 2006.

Trading

Currently, there is no public market for the notes, and we cannot assure you that any such market will develop. The notes will not be listed on any securities exchange or included in any automated quotation system. Our common stock is traded on The NASDAQ Global Market under the symbol “RELL”.

Sinking Fund	None.

Use of Proceeds

The net proceeds from the sale of the notes or the shares of common stock covered by this prospectus will be received by the selling holders. We will not receive any of the proceeds from any sale by any selling holder of the notes or the shares of common stock covered by this prospectus.

Book-Entry Form

The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers are effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Securities.”

Risk Factors

An investment in the notes involves a high degree of risk. See “Risk Factors” beginning on page 11 for a discussion of certain factors that you should consider when evaluating an investment in the notes and the underlying common stock.

Summary Selected Consolidated Financial Information

The following table contains summary selected consolidated financial information as of and for the fiscal years ended May 29, 2004, May 28, 2005, and June 3, 2006 and as of and for the three months ended September 3, 2005 and September 2, 2006. The selected consolidated financial information as of May 28, 2005 and June 3, 2006 and for the fiscal years ended May 29, 2004, May 28, 2005, and June 3, 2006, are derived from our audited financial statements contained elsewhere in this prospectus. The selected consolidated financial data as of and for the three months ended September 3, 2005 and September 2, 2006 are derived from our unaudited financial statements contained elsewhere in this prospectus and, in our opinion, reflect all adjustments, which are normal and recurring adjustments, necessary for a fair presentation. Our results of operations for the three months ended September 2, 2006 may not be indicative of the results that may be expected for the full year. The summary selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended(1)			Three Months Ended
	May 29, 2004(2)	May 28, 2005(3)	June 3, 2006	September 3, 2005	September 2, 2006
	(In thousands, except per share amounts)
				(Uaudited)	(Unaudited)
Statement of Operations Data:
Net sales	$519,823	$578,724	$637,940	$158,145	$165,755
Cost of sales	393,101	442,730	482,171	119,613	124,436

Gross profit	126,722	135,994	155,769	38,532	41,319
Selling, general and administrative expenses(4)(5)	107,968	129,747	139,640	32,981	35,379
(Gain) loss on disposal of assets(6)	579	(9,918)	3	(140)	(19)
Other expense, net(7)	10,258	7,582	10,550	2,076	5,874

Income before income taxes	7,917	8,583	5,576	3,615	85
Income tax provision	2,385	24,600	8,218	1,795	1,184

Net income (loss)	$5,532	$(16,017)	$(2,642)	$1,820	$(1,099)

Net income (loss) per share—basic
Common stock	$0.40	$(0.96)	$(0.15)	$0.11	$(0.06)

Class B common stock	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)

Net income (loss) per share—diluted
Common stock	$0.38	$(0.96)	$(0.15)	$0.10	$(0.06)

Class B common stock	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)

Weighted-average number of common shares outstanding:
Common stock—basic	10,872	13,822	14,315	14,264	14,400

Class B common stock—basic	3,168	3,120	3,093	3,120	3,093

Common stock—diluted	14,418	13,822	14,315	17,488	14,400

Class B common stock—diluted	3,168	3,120	3,093	3,120	3,093

Dividends per common share	$0.160	$0.160	$0.160	$0.040	$0.040

Dividends per Class B common share(8)	$0.144	$0.144	$0.144	$0.036	$0.036

Other Data:
Interest expense	$10,257	$8,947	$9,809	$2,277	$2,983
Investment income	227	388	411	108	77
Depreciation and amortization	4,989	5,298	6,240	1,516	1,548
Capital expenditures	5,468	6,975	6,211	1,070	859

	As of(1)			As of
	May 29, 2004	May 28, 2005	June 3, 2006	September 2, 2005	September 3, 2006
	(In thousands, unless otherwise stated)
				(Unaudited)	(Unaudited)
Balance Sheet Data
Cash	$16,572	$24,301	$17,010	$19,706	$18,202
Working capital	172,593	153,840	158,231	150,832	168,795
Property, plant and equipment, net	30,534	31,712	32,357	31,455	31,773
Total assets	281,035	283,940	309,299	296,443	316,428
Current maturities of long-term debt	4,027	22,305	14,016	23,451	14,016
Long-term debt	133,813	98,028	112,792	99,046	124,128
Stockholders' equity	86,181	97,396	98,240	100,499	96,765

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	We recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to our deferred tax assets outside the United States.
(3)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million).
(4)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable.
(5)	During the first quarter of fiscal 2007, we recorded restructuring charges of $0.9 million in selling, general and administrative expenses as we implemented the global restructuring plan.
(6)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in La Fox, Illinois, resulting in a gain of $9.9 million before taxes.
(7)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other, net expenses as we entered into two separate agreements in August 2006 with certain holders of our 8% notes to purchase $14.0 million of the 8% notes.
(8)	The dividend per Class B common share was 90% of the dividend per common share.

Ratio of Earnings to Fixed Charges

The following table shows the ratio of our earnings to fixed charges for the periods indicated. We have computed these by dividing earnings available for fixed charges (income (loss) before cumulative effect of accounting change and income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

	For the Fiscal Year Ended(1)								Three Months Ended
	June 1, 2002(2)		May 31, 2003(3)		May 29, 2004	May 28, 2005(4)	June 3, 2006(5)		September 3, 2005	September 2, 2006(6)
Fixed charges:
Interest expense	$12,386		$10,352		$10,257	$8,947	$9,809		$2,277	$2,983
Estimate of the interest within rental expense	1,101		1,222		1,155	1,389	1,549		377	406

Total fixed charges	13,487		11,574		11,412	10,336	11,358		2,654	3,389
Earnings:
Income (loss) before cumulative effect of accounting change	$(12,887)		$(8,882)		$5,532	$(16,017)	$(2,642)		$1,820	$(1,099)
Add fixed charges	13,487		11,574		11,412	10,336	11,358		2,654	3,389

Total	$600		$2,692		$16,944	$(5,681)	$8,716		$4,474	$2,290

Ratio of earnings to fixed charges	—	(7)	—	(7)	1.5	— (7)	—	(7)	1.7	—	(7)
Dollar amount of the deficiency	$12,887		$8,882		$—	$16,017	$2,642		$—	$1,099

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.
(3)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(4)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.1 million) and outside the United States ($0.8 million).
(5)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable.
(6)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other, net expenses as we entered into two separate agreements in August 2006 with certain holders of our 8% notes to purchase $14.0 million of the 8% notes. In addition, during the first quarter of fiscal 2007, we recorded restructuring charges of $0.9 million in selling, general and administrative expenses as we implemented the global restructuring plan.
(7)	Due to losses in fiscal 2002, fiscal 2003, fiscal 2005, and fiscal 2006, and the first quarter of fiscal 2007, earnings were insufficient to cover fixed charges in the amounts indicated.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information included in this prospectus before deciding to invest in the notes offered by this prospectus. Some of the risks relate to the notes. Some of the risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock issuable upon conversion of the notes.

Further, these risks are not exhaustive. Other sections of this prospectus may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

Risks Related to Our Business

We have had significant operating and net losses in the past and may have future losses.

We reported net losses of approximately $12.9 million in fiscal 2002, $26.7 million in fiscal 2003, $16.0 million in fiscal 2005, and $2.6 million in fiscal 2006 and we cannot assure that we will not experience operating losses and net losses in the future. We may continue to lose money if our sales do not continue to increase or our expenses are not reduced. We cannot predict the extent to which sales will continue to increase across our businesses or how quickly our customers will consume their inventories of our products.

We have exposure to economic downturns and operate in cyclical markets.

As a supplier of electronic components and services to a variety of industries, we can be adversely affected by general economic downturns. In particular, demand for the products and services of our RF, Wireless & Power Division is dependent upon capital spending levels in the telecommunications industry and demand for products and services of our Electron Device Group is dependent upon capital spending levels in the manufacturing industry, including steel, automotive, textiles, plastics, semiconductors, and broadcast, as well as the transportation industry. Many of our customers delay capital projects during economic downturns. Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period. The markets served by our businesses have historically experienced downturns in demand that could harm our operating results. Future economic downturns could be triggered by a variety of causes, including outbreaks of hostilities, terrorist actions, or epidemics in the United States or abroad.

Because we derive a significant portion of our revenue by distributing products designed and manufactured by third parties, we may be unable to anticipate changes in the marketplace and, as a result, could lose market share.

Our business is driven primarily by customers’ needs and demands for new products and/or enhanced performance, and by the products developed and manufactured by third parties. Because we distribute products developed and manufactured by third parties, our business would be adversely affected if our suppliers fail to anticipate which products or technologies will gain market acceptance or if we cannot sell these products at competitive prices. We cannot be certain that our suppliers will permit us to distribute their newly developed products, or that such products will meet our customers’ needs and demands. Additionally, because some of our principal competitors design and manufacture new technology, those competitors may have a competitive advantage over us. To successfully compete, we must maintain an efficient cost structure, an effective sales and marketing team, and offer additional services that distinguish us from our competitors. Failure to execute these strategies successfully could harm our results of operations.

We face intense competition in the markets we serve and, if we do not compete effectively, we could significantly harm our operating results.

We face substantial competition in our markets. We face competition from hundreds of electronic component distributors of various sizes, locations, and market focuses as well as original equipment manufacturers, in each case for new products and replacement parts. Some of our competitors have significantly greater resources and broader name recognition than us. As a result, these competitors may be better able to withstand changing conditions within our markets and throughout the economy as a whole. In addition, new competitors could enter our markets.

We believe that engineering capability, vendor representation, and product diversity create segmentation among distributors. Our ability to compete successfully will depend on our ability to provide engineered solutions, maintain inventory availability and quality, and provide reliable delivery at competitive prices.

To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income. In addition, gross margins in the businesses in which we compete have declined in recent years due to competitive pressures and may continue to decline.

If we do not continue to reduce our costs, we may not be able to compete effectively in our markets.

The success of our business depends, in part, on our continuous reduction of costs. The electronic component industries have historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our costs sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. In fiscal 2005, we recorded a $2.2 million restructuring charge as we eliminated over 60 positions or approximately 5% of our workforce. In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we have now begun to implement a global restructuring plan. This plan is intended to reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. During fiscal 2007, we will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring our Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management.

The total restructuring and severance costs to implement the plan are estimated to be $6.0 million, of which $2.7 million of severance costs were recorded in the fourth quarter of fiscal 2006 and $0.9 million of severance costs were recorded in the first quarter of fiscal 2007. The balance will be incurred in fiscal 2007 as the plan is implemented. We expect to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

We cannot ensure that we will not incur further charges for restructuring as we continue to seek cost reduction initiatives. Alternatively, we cannot ensure that we will be able to continue to reduce our costs. If we cannot fully implement our restructuring plan or cannot implement our plan within the expected time period, we may not realize the expected cost savings.

Because we generally do not have long-term contracts with our vendors, we may experience shortages of products that could harm our business and customer relationships.

We generally do not have long-term contracts or arrangements with any of our vendors that guarantee product availability. We cannot ensure that our vendors will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any difficulties in the delivery of products could harm our relationships with customers and cause us to lose orders that could result in a material decrease in our revenues. Further, we compete against certain of our vendors and our relationships with those vendors could be harmed as a result of this competition.

Our Electron Device Group is dependent on a limited number of vendors to supply us with essential products.

Electron tubes and certain other products supplied by our Electron Device Group are currently produced by a relatively small number of manufacturers. Our future success will depend, in large part, on maintaining current vendor relationships and developing new relationships. We believe that vendors supplying products to some of the product lines of our Electron Device Group are consolidating their distribution relationships or exiting the business. The five largest suppliers to the Electron Device Group by percentage of overall Electron Device Group purchases in fiscal 2006 were Communications & Power Industries, Inc., Covimag S.A., New Japan Radio Co. Ltd., Jennings Technology Corp., and Thales Components Corp. These suppliers accounted for approximately 61% of the overall Electron Device Group purchases in fiscal 2006. The loss of one or more of our key vendors and the failure to find new vendors could significantly harm our business and results of operations. We have in the past and may in the future experience difficulties obtaining certain products in a timely manner. The inability of suppliers to provide us with the required quantity or quality of products could significantly harm our business.

We maintain a significant investment in inventory and have incurred significant charges for inventory obsolescence and overstock, and may incur similar charges in the future.

We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. The market for many of our products is characterized by rapid change as a result of the development of new technologies, particularly in the semiconductor markets served by our RF, Wireless & Power Division, evolving industry standards, and frequent new product introductions by some of our customers. We do not have many long-term supply contracts with our customers. Generally, our product sales are made on a purchase-order basis, which permits our customers to reduce or discontinue their purchases. If we fail to anticipate the changing needs of our customers and accurately forecast their requirements, our customers may not continue to place orders with us and we may accumulate significant inventories of products which we will be unable to sell or return to our vendors, or which may decline in value substantially.

In fiscal 2002, we recorded a pre-tax provision for inventory obsolescence and overstock of $15.3 million, or $9.8 million net of tax, due to an industry-wide decline in sales, a prolonged recovery period, and changes in our mix of business toward higher technology products, particularly in the telecommunications market. In fiscal 2003, we recorded an additional pre-tax provision of $13.8 million, or $8.8 million net of tax, primarily for inventory obsolescence, overstock, and shrinkage, to write-down inventory to net realizable value as we sought to align our inventory and cost structure to then current sales levels amid continued economic slowdown and limited visibility. While we did not incur any material provisions for inventory in fiscal 2004 and 2006, incremental inventory write-down charges of $0.9 million were recorded during fiscal 2005 related to restructuring actions and certain product lines were discontinued. We cannot ensure that we will not incur such charges in the future.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy or integrate acquisitions successfully.

One of our growth strategies is to increase our sales and expand our markets through acquisitions. Since 1980, we have acquired 37 companies or significant product lines and we expect to continue making acquisitions if appropriate opportunities arise in our industry. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, or otherwise complete future acquisitions. Furthermore, we may compete for acquisition and expansion opportunities with companies that have substantially greater resources than us.

Following acquisitions, the acquired companies may encounter unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. If we are unable to successfully identify acquisition candidates, complete acquisitions, and integrate the acquired businesses with our existing businesses, our business, results of operations, and financial condition may be materially and adversely affected, and we may not be able to compete effectively within our industry.

Economic, political, and other risks associated with international sales and operations could adversely affect our business.

In fiscal 2006, approximately 62.5% of our sales were made outside the U.S. and 32.4% of our purchases of products were from suppliers located outside the U.S. We anticipate that we will continue to expand our international operations to the extent that suitable opportunities become available. Accordingly, our future results of operations could be harmed by a variety of factors which are not present for companies with operations and sales predominantly within the U.S., including:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, including the possibility of military action or other hostilities and confiscation of property;

•	increases in trade protection measures and import or export licensing requirements;

•	changes in tax laws and international tax treaties;

•	restrictions on our ability to repatriate investments and earnings from foreign operations;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing levels of protection of intellectual property;

•	changes in regulatory requirements;

•	shipping costs and delays; or

•	difficulties in accounts receivable collection.

If any of these risks materialize, we could face substantial increases in costs, the reduction of profit, and the inability to do business.

Our success depends on our executive officers and other key personnel.

Our future success depends to a significant degree on the skills, experience, and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Edward J. Richardson, our chairman of the board and chief executive officer could significantly harm our business and results of operations.

Our future success will also depend on our ability to attract and retain qualified personnel, including technical and engineering personnel. Competition for such personnel is intense, and we cannot assure that we will be successful in retaining or attracting such persons. The failure to attract and retain qualified personnel could significantly harm our operations.

Changes in accounting standards regarding stock option plans, which we adopted in the first quarter of our fiscal 2007, could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123(R), Share Based Payment, which requires all companies to treat the fair value of stock options granted to employees as an expense. As a result of FAS 123(R), beginning in the first quarter of fiscal 2007, we are now required to record a compensation expense equal to the fair value of each stock option granted. This change in accounting standards reduces the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, as a result of the requirement to expense stock option grants, our future results of operations would be negatively impacted, as would our ability to use stock options as an employee recruitment and retention tool.

We have significant debt, which could limit our financial resources and ability to compete and may make us more vulnerable to adverse economic events.

At September 2, 2006, our total debt was approximately $138.1 million, including our outstanding convertible notes. We have incurred and will likely continue to incur indebtedness to fund potential future acquisitions, for strategic initiatives, to purchase inventory, and for general corporate purposes. Although we believe that the cash flow generated by our continuing operations, supplemented as necessary with funds available under credit arrangements is sufficient to meet our repayment obligations for the fiscal year ended June 2, 2007, we cannot ensure that this will be the case. Our incurrence of additional indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, engineering efforts, and other general corporate purposes, as well as to pay dividends;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage relative to our competitors who have less debt; or

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds which could affect our ability to make future acquisitions, among other things.

Our ability to service our debt and meet our other obligations depends on a number of factors beyond our control.

At September 2, 2006, our total debt was approximately $138.1 million, resulting in a debt-to-equity ratio of 143%, and primarily consisted of:

•	$44.7 million aggregate principal amount of our notes, which bear interest at a rate of 7 3/4% per year payable on June 15 and December 15 and mature on December 15, 2011;

•	$25.0 million aggregate principal amount of our 8% notes, which bear interest at a rate of 8% per year payable on June 15 and December 15 and mature on June 15, 2011, subject to an additional 1% as a result of failing to register the 8% notes by March 21, 2006 (we purchased $6.0 million of the 8% notes on September 8, 2006 and have agreed to purchase an additional $8.0 million of the 8% notes in December 2006); and

•	$68.4 million principal amount of indebtedness under our credit agreement, which expires on October 29, 2009, bears interest at London Interbank Offered Rate (LIBOR), plus a margin varying with certain financial performance criteria. The interest rate was 7.25% at September 2, 2006.

The debt-to-equity ratio has been calculated based on our balance sheet dated September 2, 2006.

Our ability to service our debt and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control such as changes in global and regional economic conditions, changes in our industry or the end markets for our products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs.

If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

•	reduce or delay capital expenditures;

•	sell assets or businesses;

•	limit or discontinue, temporarily or permanently, business plans or operations;

•	obtain additional debt or equity financing; or

•	restructure or refinance debt.

We cannot ensure the timing of these actions or the amount of proceeds that could be realized from them. Accordingly, we cannot ensure that we will be able to meet our debt service and other obligations as they become due or otherwise.

Our credit agreement and the indentures for our outstanding notes impose restrictions with respect to various business matters.

Our credit agreement contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our shares of common stock and Class B common stock, to engage in transactions with affiliates, to make certain payments and investments, to merge or consolidate with another entity, and to repay indebtedness junior to indebtedness under the credit agreement. The credit agreement also contains a number of financial covenants that require us to meet certain financial ratios and tests relating to, among other things, tangible net worth, a borrowing base, senior funded debt to cash flow, and annual debt service coverage. In addition, the indentures for our outstanding notes contain covenants that limit, among other things, our ability to incur additional indebtedness. If we fail to comply with the obligations in the credit agreement and indentures, it could result in an event of default under those agreements. If an event of default occurs and is not cured or waived, it could result in acceleration of the indebtedness under those agreements, any of which could significantly harm our business and financial condition.

We were not in compliance with certain financial covenants of our credit agreement for the quarters ended March 4, 2006, September 3, 2005, and May 28, 2005, and may not be able to comply with these financial covenants in the future.

For the quarter ended March 4, 2006, we were not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio, and tangible net worth covenants. On August 4, 2006, we received a waiver from our lending group for the default and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14.0 million of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain transactions contemplated by us; (v) eliminated our Sweden Facility; (vi) reduced our Canada Facility by approximately $5.4 million; (vii) changed the definition of “Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)” for covenant purposes; and (viii) provided that we maintain excess availability on the borrowing base of not less than $10.0 million.

For the quarter ended September 3, 2005, we were not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, we received a waiver from our lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

For the quarter ended May 28, 2005, we were not in compliance with our credit agreement covenant with respect to the fixed charge coverage ratio. On August 24, 2005, we received a waiver from our lenders for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide us additional flexibility for these periods.

As more fully described in Note B to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended May 28, 2005, as a result of errors discovered by us, the consolidated financial statements for fiscal 2005, 2004, and 2003 have been amended and restated to correct these errors. As a result, we would not have been in compliance with our tangible net worth covenant for the third quarter of fiscal 2005 and our leverage ratio and tangible net worth covenants as of the end of fiscal 2005. On August 4, 2006, we received a waiver from our lending group for defaults arising from the restatement and executed an amendment to the credit agreement.

In the event that we fail to meet a financial covenant in the future, we may not be able to obtain the necessary waivers or amendments to remain in compliance with the credit agreement and our lenders may declare a default and cause all of our outstanding indebtedness under the credit agreement to become immediately due and payable. If we are unable to repay any borrowings when due, the lenders under the credit agreement could proceed against their collateral, which includes most of the assets we own. In addition, any default under our credit agreement could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions. If the indebtedness under our credit agreement and our other debt instruments is accelerated, we may not have sufficient assets to repay amounts due under our credit agreement or indebtedness under our other debt instruments.

We are exposed to foreign currency risk.

We expect that international sales will continue to represent a significant percentage of our total sales, which expose us to currency exchange rate fluctuations. Since the revenues and expenses of our foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the U.S. dollar subject us to currency exchange risks with respect to the results of our foreign operations to the extent we are unable to denominate our purchases or sales in U.S. dollars or otherwise shift to our customers or suppliers the risk of currency exchange rate fluctuations. We currently do not engage in any significant currency hedging transactions. Fluctuations in exchange rates may affect the results of our international operations reported in U.S. dollars and the value of such operations’ net assets reported in U.S. dollars. Additionally, our competitive position may be affected by the relative strength of the currencies in countries where our products are sold. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

If we do not maintain effective internal controls over financial reporting, we could be unable to provide timely and reliable financial information.

As disclosed in our Management’s Report on Internal Control over Financial Reporting in Part II, Item 9A, “Controls and Procedures” of our Form 10-K for the fiscal year ended May 28, 2005, we reported four material weaknesses in its internal control over financial reporting. A material weakness is a deficiency in internal control over financial reporting that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. The identified weaknesses were as follows:

•	ineffective Company level controls

•	inadequate controls associated with the accounting for income taxes

•	inadequate financial statement preparation and review procedures

•	inadequate policies and procedures to ensure the appropriate application of Financial Standards Board Statement No. 52, Foreign Currency Translation

During fiscal 2006, we successfully remediated three out of the four material weaknesses we identified as of May 28, 2005. As of June 3, 2006, we continue to have a material weakness in internal controls associated with the accounting for income taxes. There can be no assurance that material deficiencies will not be identified in the future. Any failure to remediate material weaknesses in the future could have a material adverse effect on our business, results of operations, or financial condition. Furthermore, it is uncertain what impact an adverse opinion or a disclaimed opinion regarding internal controls would have upon our stock price or business.

Risks Related to Owning Our Notes

Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our credit agreement and any senior indebtedness we may incur in the future.

The notes are subordinate to amounts outstanding under our credit agreement. As of September 2, 2006, the aggregate amount of our Senior Indebtedness (as defined in “Description of the Notes—Subordination”) was $68,460,891. In addition, the terms of the notes do not limit the amount of additional Senior Indebtedness we can create, incur, assume or guarantee on and after December 19, 2006. Upon any distribution of our assets upon any insolvency, dissolution or reorganization, the payment of principal and interest on our senior indebtedness will have priority over the payment of principal and interest on the notes. There may not be sufficient assets remaining to pay amounts due on any or all of the notes after we have made payment of principal and interest on the senior indebtedness. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon its insolvency, dissolution or reorganization and the dependant right of holders of our notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of September 2, 2006, our subsidiaries had $23,513,770 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Our 8% notes have more favorable terms than the notes, which may impact the market for the notes.

On November 21, 2005, we issued $25 million aggregate principal amount of 8% notes. The 8% notes have more favorable terms than the notes. In addition to the 0.25% higher interest rate, the 8% notes have a lower conversion price than the notes and mature six months prior to the notes. As a result of issuance of the 8% notes, the market for the notes may be adversely affected. In addition, the terms of the notes do not prohibit us from issuing additional debt securities with more favorable terms than the notes. Any such future issuance could further impact the market for the notes.

Our credit agreement imposes significant operating and financial restrictions that may prevent us from repurchasing the notes upon a change of control.

Upon a change of control, the indenture for the notes requires us to repurchase all notes tendered for repurchase. We cannot assure you that we will be able to repurchase the notes as required. Our credit agreement imposes significant operating and financial restrictions on us. These restrictions include limitations on our ability to redeem or repurchase outstanding debt that is subordinate to borrowings under the credit agreement. As a result of these restrictions, we may not be able to repurchase our notes without being in default under our credit agreement.

Your ability to sell the notes may be limited by the absence of an active trading market.

The notes were issued in February 2005 in an aggregate principal amount of $44,683,000 and there is no public market for the notes. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion in the automated quotation system of the National Association of Securities Dealers, Inc. An issue of securities with a smaller float may be more volatile in price than a comparable issue of securities with a greater float. Accordingly, we cannot assure you as to:

•	the depth and liquidity of any trading market for our notes that may develop;

•	your ability to sell the notes; or

•	the price at which you would be able to sell the notes.

If a trading market does develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities, our financial performance and our stock price. No one is obligated to make a market in the notes. In addition, any market making activities will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.”

We may be unable to generate sufficient cash flow from which to make payments on the notes.

Our ability to pay interest on the notes depends on our ability to generate sufficient cash flow. We cannot assure you that we will be able to generate sufficient cash flow to service the notes and our existing indebtedness. In addition, at maturity, the aggregate principal amount will become due and payable. At maturity, we may not have sufficient funds to pay the aggregate principal amount of the notes then outstanding. If we do not have sufficient funds and cannot arrange for additional financing, we will be unable to pay our obligations under the notes and will default under the indenture. Any default on the notes constitutes a default under the credit agreement, resulting in an acceleration of the repayment obligations for amounts borrowed under that agreement. If an acceleration of the credit agreement repayment obligations occurs, that indebtedness would be repaid prior to any repayment of amounts owed on the notes, see the risk factor above under the heading “Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our credit agreement and any senior indebtedness we may incur in the future.”

The notes may not be rated or may receive a rating that is lower than expected.

We believe that it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces the rating of the notes in the future, the market price of the notes may decline.

There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, incurrence of indebtedness, transactions with affiliates, incurrence of liens, or the issuance or repurchase of securities by us or any of our subsidiaries. We, therefore, may incur additional debt, including secured indebtedness or indebtedness by, or other obligations of, our subsidiaries to which the notes would be structurally subordinate. A higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our articles of incorporation of by-laws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Holders of beneficial interests in global notes may be subject to certain limitations, including limitations on their ability to transfer or pledge the notes, due to the global note structure.

Because transfers and pledges of global notes can be effected only through book entries at DTC, the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Further, beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

Risks Related to Owning Our Common Stock

Holders of common stock have fewer voting rights than the holders of our Class B common stock, the principal holder of which is our chairman of the board and chief executive officer, Mr. Richardson.

The holders of common stock are entitled to only one vote per share, while holders of Class B common stock are entitled to ten votes per share. Mr. Richardson, our chairman of the board and chief executive officer, holds 99.5% of the outstanding Class B common stock as of August 21, 2006. Because of its voting power, the Class B common stock controls 68.2% of our outstanding voting power. Holders of common stock and Class B common stock generally vote together as a single class on all matters except as otherwise required by Delaware law. As a result of their voting power, the holders of Class B common stock can control the outcome of any such stockholder vote. See “Description of Our Capital Stock—Common Stock” and “—Class B Common Stock.”

We are controlled by Mr. Richardson, and his interests may differ from ours and the interests of our other securityholders.

Because of Mr. Richardson’s voting power, he has the ability to elect our board of directors and to control any merger, consolidation or sale of all or substantially all of our assets. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to other stockholders. Mr. Richardson may consider not only the short-term and long-term impact of operating decisions on us, but also the impact of such decisions on himself.

Future sales of shares of our common stock may depress the price of our common stock.

Our board of directors has the authority, without action or the vote of our stockholders, to issue any or all authorized but unissued shares of our common stock, including securities convertible into or exchangeable for our common stock, and authorized but unissued shares under our stock option and other equity incentive plans. Any issuance of this kind will dilute the ownership percentage of stockholders and may dilute the per share book value of the common stock. At September 2, 2006, we had 14,336,331 authorized but unissued shares of common stock and 1,260,227 shares of treasury stock.

Further, if certain of our stockholders sell a substantial number of shares of our common stock or investors become concerned that substantial sales might occur, the market price of our common stock could decrease.

At September 2, 2006, we had a total of 7,531,793 shares of common stock reserved for issuance. These reserved shares included 2,492,785 shares reserved for issuance under our existing stock incentive plans, including 1,825,378 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.23 per share; 131,789 shares reserved for issuance under our employee stock purchase plan;

and 2,482,389 shares reserved for issuance upon conversion of the notes, which currently have a conversion price of $18.00 per share. In addition, on October 18, 2005, we approved the issuance of up to 400,000 shares pursuant to the 2006 Stock Option Plan for Non-Employee Directors, and on November 21, 2005, we issued the 8% notes and reserved 2,424,830 shares for issuance upon conversion of the 8% notes, which currently have a conversion price of $10.31 per share.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may fluctuate significantly due to a variety of factors, some of which are outside of our control. Some of these factors include:

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the industries served by our RF, Wireless & Power Division, Electronic Device group, Security Systems Division/Burtek Systems, and Display Systems Group such as declines in capital investment in such industries;

•	technological innovations, new products or upgrades to existing products which cause our inventory to become less marketable or obsolete;

•	the addition or loss of customers or vendors;

•	the small size of the public float of our common stock which may cause larger fluctuations in the market price of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Limited trading volume of our common stock may contribute to price volatility.

Our common stock is traded on The NASDAQ Global Market. During the twelve months ended September 30, 2006, the average daily trading volume for our common stock as reported by The NASDAQ Global Market was 69,977 shares. A more active trading market in our common stock may not develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

We may reduce or discontinue paying dividends in the future.

Our ability to pay dividends in the future depends on our ability to operate profitably and to generate cash from our operations in excess of our debt service obligations. Our board of directors has discretion to reduce or discontinue paying dividends if it decides to utilize the cash for other corporate purposes. In addition, our credit agreement and the indentures governing the notes and the 8% notes provide for an adjustment in the conversion price if we pay a dividend in excess of $0.16 per year on our common stock. We cannot guarantee that we will continue to pay dividends at their historical level or at all.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

Provisions in our certificate of incorporation and by-laws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. Our by-laws limit the ability of stockholders to call a special meeting. Delaware law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The words “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “predict,” “believe,” “potential,” “continue,” and similar expressions and variations thereof are intended to identify forward-looking statements. Forward-looking statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	trends affecting our financial condition or results of operations;

•	our financing plans;

•	our business and growth strategies, including potential acquisitions; and

•	other plans and objectives for future operations.

You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or that may be anticipated from historical results or trends. In addition to the information contained in our other filings with the SEC, factors that could affect future performance include, among others, those set forth under the heading “Risk Factors.”

We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, those reports are not our responsibility.

USE OF PROCEEDS

We will receive no proceeds from the sale of the notes or their conversion to common stock. The initial offering of the notes was made through an unregistered exchange with a limited number of holders of our 7 1/4% debentures and our 8 1/4% debentures. We received no proceeds as a result of this exchange offer.

MARKET AND MARKET PRICES

Our common stock trades on The NASDAQ Global Market under the trading symbol “RELL”. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on The NASDAQ Global Market.

	High	Low
Fiscal Year Ended May 29, 2004
First Quarter	$10.79	$7.83
Second Quarter	$12.57	$9.65
Third Quarter	$14.00	$10.00
Fourth Quarter	$14.08	$9.41
Fiscal Year Ending May 28, 2005
First Quarter	$11.96	$7.53
Second Quarter	$11.30	$7.50
Third Quarter	$11.76	$9.70
Fourth Quarter	$11.49	$7.46
Fiscal Year Ended June 3, 2006
First Quarter	$9.38	$6.55
Second Quarter	$8.50	$6.78
Third Quarter	$9.05	$6.89
Fourth Quarter	$9.40	$6.24
Fiscal Year Ended June 2, 2007
First Quarter	$8.68	$6.58
Second Quarter (through October 23, 2006)	$9.25	$8.01

On October 23, 2006, the last reported sale price of our common stock on The NASDAQ Global Market was $9.12 per share. As of October 23, 2006 there were approximately 885 stockholders of record of our common stock and approximately 18 stockholders of record of our Class B common stock.

DIVIDEND POLICY

We have paid quarterly dividends of $.04 per share of common stock and $.036 per share of Class B common stock since September 1988. All future payment of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant.

Pursuant to our credit agreement, we are prohibited from paying dividends in excess of an annualized rate of $0.16 per share of common stock and $0.144 per share of Class B common stock. In addition, our credit agreement prohibits our subsidiaries, other than wholly owned subsidiaries, from paying dividends. Pursuant to the indentures that govern the notes and the 8% notes, the conversion price of the notes and the 8% notes would be adjusted if, among other things, we pay dividends in excess of an annualized rate of $0.16 per share of common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains selected consolidated financial data as of and for the fiscal years ended June 1, 2002, May 31, 2003, May 29, 2004, May 28, 2005, and June 3, 2006 and as of and for the three months ended September 3, 2005 and September 2, 2006. The selected consolidated financial data as of May 28, 2005 and June 3, 2006 and for the fiscal years ended May 29, 2004, May 28, 2005, and June 3, 2006, are derived from our audited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated financial data as of and for the three months ended September 3, 2005 and September 2, 2006 are derived from our unaudited financial statements contained elsewhere in this prospectus and, in our opinion, reflect all adjustments, which are normal and recurring adjustments, necessary for a fair presentation. Our results of operations for the three months ended September 2, 2006 may not be indicative of the results that may be expected for the full year. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

Fiscal Year Ended(1)	Three Months Ended
June 1, 2002(2)	May 31, 2003(3)	May 29, 2004(4)	May 28, 2005(5)	June 3, 2006	September 3, 2005	September 2, 2006
(In thousands, except per share amounts)
(Unaudited)	(Unaudited)
Statement of Operations Data:
Net sales	$443,415	$464,381	$519,823	$578,724	$637,940	$158,145	$165,755
Cost of sales	349,914	364,918	393,101	442,730	482,171	119,613	124,436

Gross profit	93,501	99,463	126,722	135,994	155,769	38,532	41,319
Selling, general and administrative expenses(6)(7)	98,993	100,613	107,968	129,747	139,640	32,981	35,379
(Gain) loss on disposal of assets(8)	—	—	579	(9,918)	3	(140)	(19)
Other expense, net(9)	13,601	9,700	10,258	7,582	10,550	2,076	5,874

Income (loss) before income taxes	(19,093)	(10,850)	7,917	8,583	5,576	3,615	85
Income tax (benefit) provision	(6,206)	(1,968)	2,385	24,600	8,218	1,795	1,184

Income (loss) before cumulative effect of accounting change	(12,887)	(8,882)	5,532	(16,017)	(2,642)	$1,820	$(1,099)
Cumulative effect of accounting change, net of tax(10)	—	(17,862)	—	—	—	—	—

Net income (loss)	$(12,887)	$(26,744)	$5,532	$(16,017)	$(2,642)	$1,820	$(1,099)

Net income (loss) per common share—basic
Before cumulative effect of accounting change	$(0.97)	$(0.66)	$0.40	$(0.96)	$(0.15)	$0.11	$(0.06)
Cumulative effect of accounting change, net of tax	—	(1.32)	—	—	—	—	—

Net income (loss) per common share—basic	$(0.97)	$(1.98)	$0.40	$(0.96)	$(0.15)	$0.11	$(0.06)

Net income (loss) per Class B common share—basic
Before cumulative effect of accounting change	$(0.87)	$(0.59)	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)
Cumulative effect of accounting change, net of tax	—	(1.19)	—	—	—	—	—

Net income (loss) per Class B common share—basic	$(0.87)	$(1.78)	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)

Net income (loss) per common share—diluted
Before cumulative effect of accounting change	$(0.97)	$(0.66)	$0.38	$(0.96)	$(0.15)	$0.10	$(0.06)
Cumulative effect of accounting change, net of tax	—	(1.32)	—	—	—	—	—

Net income (loss) per common share—diluted	$(0.97)	$(1.98)	$0.38	$(0.96)	$(0.15)	$0.10	$(0.06)

Net income (loss) per Class B common share—diluted
Before cumulative effect of accounting change	$(0.87)	$(0.59)	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)
Cumulative effect of accounting change, net of tax	—	(1.19)	—	—	—	—	—

Net income (loss) per Class B common share—diluted	$(0.87)	$(1.78)	$0.36	$(0.87)	$(0.14)	$0.10	$(0.06)

Weighted-average number of common shares outstanding:
Common stock—basic	10,410	10,602	10,872	13,822	14,315	14,264	14,400

Class B common stock—basic	3,207	3,207	3,168	3,120	3,093	3,120	3,093

Common stock—diluted	10,410	10,602	14,418	13,822	14,315	17,488	14,400

Class B common stock—diluted	3,207	3,207	3,168	3,120	3,093	3,120	3,093

Dividends per common share	$0.160	$0.160	$0.160	$0.160	$0.160	$0.040	$0.040

Dividends per Class B common share(11)	$0.144	$0.144	$0.144	$0.144	$0.144	$0.036	$0.036

Other Data:
Interest expense	$12,386	$10,352	$10,257	$8,947	$9,809	$2,277	$2,983
Investment income	352	124	227	388	411	108	77
Depreciation and amortization	5,980	5,137	4,989	5,298	6,240	1,516	1,548
Capital expenditures	5,861	4,975	5,468	6,975	6,211	1,070	859
Ratio of earnings to fixed charges	—	(12)	—	(12)	1.5	—	(12)	—	(12)	1.7	—	(12)

	As of(1)					As of
	June 1, 2002	May 31, 2003	May 29, 2004	May 28, 2005	June 3, 2006	September 2, 2005	September 3, 2006
	(In thousands, unless otherwise stated)
						(Unaudited)	(Unaudited)
Balance Sheet Data
Cash	$15,189	$16,611	$16,572	$24,301	$17,010	$19,706	$18,202
Working capital	187,972	178,525	172,593	153,840	158,231	150,832	168,795
Property, plant and equipment, net	29,336	30,810	30,534	31,712	32,357	31,455	31,773
Total assets	286,783	267,293	281,035	283,940	309,299	296,443	316,428
Current maturities of long-term debt	38	46	4,027	22,305	14,016	23,451	14,016
Long-term debt	132,218	138,396	133,813	98,028	112,792	99,046	124,128
Stockholders' equity	101,917	77,606	86,181	97,396	98,240	100,499	96,765

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.
(3)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(4)	We recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to our deferred tax assets outside the United States.
(5)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($15.9 million) and outside the United States ($0.8 million)
(6)	During the fourth quarter of fiscal 2006, we recorded employee severance costs of $2.7 million for certain employees whose termination became probable and estimable.
(7)	During the first quarter of fiscal 2007, we recorded restructuring charges of $0.9 million in selling, general and administrative expenses as we implemented the global restructuring plan.
(8)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(9)	During the first quarter of fiscal 2007, we recorded retirement of long-term debt expenses of $2.5 million in other, net expenses as we entered into two separate agreements in August 2006 with certain holders of our 8% notes to purchase $14.0 million of the 8% notes.
(10)	In the second quarter of fiscal 2003, we adopted SFAS 142, “Goodwill and Other Intangible Assets” and as a result recorded a cumulative effect adjustment of $17.9 million net of tax of $3.7 million to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortized goodwill. Income (loss) before taxes included goodwill amortization of $0.6 million in fiscal 2002.
(11)	The dividend per Class B common share was 90% of the dividend per common share.
(12)	Due to losses in fiscal 2002, fiscal 2003, fiscal 2005, and fiscal 2006, and the first quarter of fiscal 2007, earnings were insufficient to cover fixed charges in the amounts indicated in “Summary—Ratio of Earnings to Fixed Charges.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Overview

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, security, and display systems markets. Utilizing our core engineering and manufacturing capabilities, we are committed to a strategy of providing specialized technical expertise and value-added products, or “engineered solutions,” in response to customers’ needs. These solutions consist of products which we manufacture or modify and products which are manufactured to our specifications by independent manufacturers under our own private labels. Additionally, we provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers’ end products. Design-in support includes component modifications or the identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording, or alarm devices in a variety of industrial, communication, and security applications.

In June 2005, we acquired A.C.T. Kern GmbH & Co. KG (Kern) located in Germany. The cash paid for Kern was $6.6 million, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries. In addition, in October 2005, we acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of Communications Systems, Inc. in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $0.2 million. Both Kern and Image Systems were integrated into the Display Systems Group.

In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we have now begun to implement a global restructuring plan. This plan is intended to reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. During fiscal 2007, we will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring our Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management.

The total restructuring and severance costs to implement the plan are estimated to be $6.0 million, of which $2.7 million of severance costs were recorded in the fourth quarter of fiscal 2006 and $0.9 million of severance costs were recorded in the first quarter of fiscal 2007. The balance will be incurred in fiscal 2007 as the plan is implemented. We expect to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

Our marketing, sales, product management, and purchasing functions are organized as four strategic business units (SBUs): RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Security Systems Division/Burtek Systems (SSD/Burtek) and Display Systems Group (DSG), with operations in the major economic regions of the world: North America, Europe, Asia/Pacific, and Latin America.

During the second quarter of fiscal 2006, we implemented a reorganization plan encompassing the RF & Wireless Communications Group (RFWC) and Industrial Power Group (IPG) business units. Effective for the second quarter of fiscal 2006, IPG has been designated as Electron Device Group (EDG) and RFWC has been designated as RF, Wireless & Power Division (RFPD). The reorganization was implemented to increase efficiencies by integrating IPG’s power conversion sales and product management into RFWC, improving the geographic sales coverage and driving sales growth by leveraging RFWC’s larger sales resources. In addition, we believe that EDG will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors. The data presented has been reclassified to reflect the reorganization.

During the first quarter of fiscal 2007, we changed the name of our Security Systems Division (SSD) to Burtek Systems (SSD/Burtek) to take advantage of Burtek’s positive brand recognition within the sound and security industry.

Results of Operations

Three Months Ended September 2, 2006 Compared to the Three Months Ended September 3, 2005

Net Sales and Gross Profit Analysis

During the first quarter of fiscal 2007, consolidated net sales increased 4.8% to $165,755 due to higher sales in wireless and electron device products over the first quarter of fiscal 2006. The first quarter of fiscal 2007 contained 13 weeks as compared to 14 weeks for the first quarter of fiscal 2006. Net sales by SBU and percent change are in the following table (in thousands):

	FY 2007	FY 2006	% Change
Net Sales
First Quarter
RFPD	$91,332	$81,157	12.5%
EDG	24,674	23,838	3.5%
SSD/Burtek	26,318	26,904	(2.2%)
DSG	21,829	24,450	(10.7%)
Corporate	1,602	1,796

Total	$165,755	$158,145	4.8%

Note: The fiscal 2006 data has been reclassified to conform with the fiscal 2007 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific net sales, and customer cash discounts.

Consolidated gross profit increased 7.2% to $41,319 in the first quarter of fiscal 2007 as compared with $38,532 in the same period last fiscal year due mainly to an increase in wireless sales volume. Consolidated gross margin as a percentage of net sales increased to 24.9% in the first quarter of fiscal 2007 versus 24.4% in the first quarter of fiscal year 2006. As a percentage of sales, gross margin improved in fiscal 2007 due primarily to an improved product mix in RFPD. Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, customer returns, scrap and cycle count adjustments, engineering costs, inventory overstock charges, and other provisions. Gross profit on freight, general inventory obsolescence provisions, and miscellaneous costs are included under the caption “Corporate.” Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

	FY 2007	% of Net Sales	FY 2006	% of Net Sales
Gross Profit
First Quarter
RFPD	$21,463	23.5%	$18,196	22.4%
EDG	7,711	31.3%	7,732	32.4%
SSD/Burtek	6,967	26.5%	7,014	26.1%
DSG	4,965	22.7%	6,015	24.6%
Corporate	213		(425)

Total	$41,319	24.9%	$38,532	24.4%

Note: The fiscal 2006 data has been reclassified to conform with the fiscal 2007 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific gross profit, and customer cash discounts.

Net sales and gross profit trends are analyzed for each strategic business unit in the discussion below.

RF, Wireless & Power Division

RFPD net sales increased 12.5% in the first quarter of fiscal 2007 to $91,332 as compared with $81,157 in the same period last fiscal year. The net sales growth for the first quarter of fiscal 2007 was due mainly to an increase in sales of power conversion, passive/interconnect, infrastructure, and network access products. Net sales of power conversion grew 58.6% to $6,211 in the first quarter of fiscal 2007 as compared with $3,917 in the same period last fiscal year. The power conversion business has aligned itself with the high growth strategy of RFPD as a result of the global restructuring and the change in the sales and marketing strategy of the power conversion business that occurred during fiscal 2006. In addition, power conversion has grown in Asia/Pacific due to improved net sales of induction heating and power supply applications for welding and steel manufacturing markets. Net sales of passive/interconnect products increased 17.3% in the first quarter of fiscal 2007 to $15,170 from $12,934 in the first quarter of fiscal 2006 with higher sales in North America, Europe, and Asia/Pacific. Strong sales in North America and Asia/Pacific were the main contributors to the 12.8% growth of the infrastructure product lines with sales of $24,083 in the first quarter of fiscal 2007 versus $21,355 last fiscal year. Network access product sales improved 5.9% to $32,450 from $30,630 in the same first quarter period last year due to continued strong sales to the wireless infrastructure and military/defense markets in North America, as well as the growing longer-range wireless connectivity (Wimax) and digital broadcast markets. RFPD’s gross profit increased 18.0% to $21,463 in the first quarter of 2007, from $18,196 in the prior year, due primarily to increased sales volume. RFPD’s gross margin percentage increased to 23.5% from 22.4% for the first quarter of fiscal 2007 and 2006, respectively, primarily due to an improved product mix, favorable inventory overstock experience and the continued restructuring strategy.

Electron Device Group

EDG net sales increased 3.5% in the first quarter of fiscal 2007 to $24,674 from $23,838 during the same period last fiscal year. The increase was due to growth in semiconductor fabrication equipment sales of 45.5% to $5,672 in the first quarter of fiscal 2007 as compared to $3,897 in the same period last fiscal year, mainly in North America. This increase was partially offset by a decline in tube sales of 5.9% to $16,509 during the first quarter of fiscal 2007 as compared to $17,546 last year. Gross profit for EDG during the first quarter of fiscal 2007 of $7,711 was relatively flat with gross profit of $7,732 for the same period last year. Gross margin as a percentage of net sales decreased to 31.3% from 32.4% for the first quarter of fiscal 2007 and 2006, respectively, due to a shift in product mix.

SSD/Burtek Systems

Net sales for SSD/Burtek decreased to $26,318 in the first quarter of fiscal 2007 as compared with $26,904 in the first quarter last year. The decrease was mainly due to lower sales of distribution products with net sales of $17,153, 6.0% lower than $18,246 last year. In addition, net sales of private label products decreased 4.3% to $8,116 during the first quarter of fiscal 2007 as compared with $8,483 during the same period of last fiscal year. Gross profit for SSD/Burtek during the first quarter of fiscal 2007 of $6,967 was relatively flat with gross profit of $7,014 for the same period last year. Gross margin as a percent of net sales increased to 26.5% for the first quarter of fiscal 2007, as compared with 26.1% during the same time period of last fiscal year, primarily due to improved gross margins of distribution products.

Display Systems Group

DSG net sales decreased 10.7% in the first quarter of fiscal 2007 to $21,829 as compared with $24,450 in the same period last fiscal year. The net sales decline during the first quarter of fiscal 2007 was due primarily to the decrease in the custom display and cathode ray tube (CRT) product lines. Custom display’s net sales were $9,928 in the first quarter of fiscal 2007, 15.8% lower than $11,788 in the same period of last year. DSG has a project-based business and approximately 65% of the net sales decline in the custom display product line is due to the completion of a large project with the New York Stock Exchange during the first quarter of fiscal 2006. The remaining decline is due to the timing of the closing of other smaller projects. Net sales of CRT products decreased 28.5% to $2,171 in the first quarter of fiscal 2007 as compared to $3,038 last fiscal year. DSG gross profit decreased 17.5% to $4,965 during the first quarter of fiscal 2007, from $6,015 for the same time period last year. The gross margin percentage decreased to 22.7% from 24.6% during the first quarter of fiscal 2007 and 2006, respectively. The gross margin decrease was due mainly to decreased sales of the higher margin custom display and CRT product lines.

Sales by Geographic Area

On a geographic basis, we categorize our sales by destination: North America, Asia/Pacific, Europe, Latin America, and Corporate. Net sales and gross margin, as a percent of net sales, by geographic area are as follows (in thousands):

	FY 2007	FY 2006	% Change
Net Sales
First Quarter
North America	$83,230	$82,121	1.4%
Asia/Pacific	39,506	37,200	6.2%
Europe	36,422	32,806	11.0%
Latin America	5,578	6,000	(7.0%)
Corporate	1,019	18

Total	$165,755	$158,145	4.8%

Note: Europe includes net sales to the Middle East and Africa. Latin America includes net sales to Mexico. Corporate consists of freight and other non-specific net sales.

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

	FY 2007	% of Net Sales	FY 2006	% of Net Sales
Gross Profit
First Quarter
North America	$21,764	26.1%	$21,489	26.2%
Asia/Pacific	9,567	24.2%	9,138	24.6%
Europe	9,820	27.0%	9,326	28.4%
Latin America	1,623	29.1%	1,522	25.4%
Corporate	(1,455)		(2,943)

Total	$41,319	24.9%	$38,532	24.4%

Note: Europe includes gross profit to the Middle East and Africa. Latin America includes gross profit to Mexico. Corporate consists of freight and other non-specific gross profit.

Net sales in North America increased 1.4% in the first quarter of fiscal 2007 to $83,230 as compared with $82,121 in the same period of fiscal 2006. The net sales increase in the first quarter of fiscal 2007 was mainly due to an increase in demand in wireless products partially offset by a decrease in net sales of display systems products. Gross margin remained relatively flat at 26.1% in the first quarter of fiscal 2007 as compared with 26.2% in fiscal 2006.

Net sales in Asia/Pacific increased 6.2% to $39,506 in the first quarter of fiscal 2007 versus $37,200 in the same period last fiscal year, led by strong demand for power conversion and wireless infrastructure products. Net sales in Japan and China increased 24.9% and 14.9% to $6,519 and $12,667 in the first quarter of fiscal 2007, respectively. Gross margin decreased slightly to 24.2% due to an increase in sales of lower margin wireless products.

Net sales in Europe grew 11.0% in the first quarter of fiscal 2007 to $36,422 from $32,806 in the same period a year ago due to increased demand in wireless and EDG products, partially offset by decreases in security systems and display system products. Net sales in Germany increased 29.5% to $10,016 in the first quarter of fiscal 2007 with higher net sales of network access products. In addition, net sales in Israel improved 18.7% to $3,153 with growth in wireless products. Gross margin in Europe decreased to 27.0% from 28.4% during the first quarter of fiscal 2007 and 2006, respectively, primarily due to an increase in sales of lower margin wireless products.

Net sales in Latin America decreased 7.0% to $5,578 in the first quarter of fiscal 2007 as compared with $6,000 in the first quarter of fiscal 2006. The decline was mainly driven by a decrease in sales of security systems products, partially offset by an increase in wireless products. Gross margin in Latin America increased to 29.1% in the first quarter of fiscal 2007, versus 25.4% in the year ago period due primarily to sales of higher margin wireless and EDG products.

Selling, General and Administrative Expenses

SG&A increased 7.3% to $35,379 in the first quarter of fiscal 2007 as compared with $32,981 in the same period last fiscal year. The increase in expenses for the first quarter of fiscal 2007 as compared with the first quarter of fiscal 2006 was primarily due to severance expense related to the 2007 Restructuring Plan of $868, restatement related expenses of $570, and additional stock compensation expense of $174 related to the adoption of SFAS No. 123(R). For the first quarter of fiscal 2007, total SG&A increased to 21.3% of net sales, compared with 20.9% in last fiscal year’s first quarter.

Other (Income) Expense

In the first quarter of fiscal 2007, other (income) expense increased to an expense of $5,874 from an expense of $2,076 during the first quarter of fiscal 2006. Other (income) expense included costs associated with the retirement of long-term debt of $2,540 in the first quarter of fiscal 2007 due to us entering into two separate agreements in August 2006 with certain holders of our 8% convertible senior subordinated notes (8% notes) to purchase $14,000 of the 8% notes. Other (income) expense also included a foreign exchange loss of $394 during the first quarter of fiscal 2007 as compared with a foreign exchange gain of $137 during the same period last fiscal year. Interest expense increased to $2,983 for the first quarter of fiscal 2006 as compared with $2,277 during the same period of last fiscal year due to higher average balances on our multi-currency revolving credit agreement (credit agreement) and an increase in interest rates. Our weighted average interest rates increased to 7.5% in the first quarter of fiscal 2007 as compared to 6.5% in the prior year.

Income Tax Provision

The income tax provision for the first quarter of fiscal 2007 and 2006 was $1,184 and $1,795, respectively, which resulted in an effective income tax rate of 1,392.9% and 49.7%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from our geographical distribution of taxable income or losses and valuation allowances related to net operating losses in the first quarter of fiscal 2007 and 2006. For the first quarter of fiscal 2007, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $1,525.

Net Income (Loss) and Per Share Data

Net loss for the first quarter of fiscal 2007 was $1,099, or $0.06 per diluted common share and $0.06 per Class B diluted common share as compared with net income of $1,820 for the first quarter of fiscal 2006, or $0.10 per diluted common share and $0.10 per Class B diluted common share.

Comparison of Years Ended June 3, 2006, May 28, 2005, and May 29, 2004

Net Sales and Gross Profit Analysis

In fiscal 2006, consolidated net sales increased 10.2% to $637.9 million as all four SBUs increased net sales over the prior year with strong demand for custom display and wireless products. In addition, effective June 1, 2005, we acquired Kern, a leading display technology company in Europe. Net sales for Kern, included in DSG and the Europe region, for fiscal 2006 were $14.1 million. Fiscal 2006 contained 53 weeks as compared to 52 weeks in fiscal 2005. Consolidated net sales in fiscal 2005 increased 11.3% to $578.7 million due to increased demand across all SBUs. Net sales by SBU and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004	FY06 vs FY05 % Change	FY05 vs FY04 % Change
Net Sales
RFPD	$334,131	$296,334	$256,270	12.8%	15.6%
EDG	94,443	92,174	87,856	2.5%	4.9%
SSD/Burtek	108,843	105,581	101,979	3.1%	3.5%
DSG	95,010	78,078	66,452	21.7%	17.5%
Corporate	5,513	6,557	7,266	(15.9%)	(9.8%)

Total	$637,940	$578,724	$519,823	10.2%	11.3%

Note: The fiscal 2005 and fiscal 2004 data has been reclassified to conform with the fiscal 2006 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific net sales, and customer cash discounts.

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross profit on freight, general inventory obsolescence provisions, and miscellaneous costs are included under the caption “Corporate” in fiscal 2004. In fiscal 2006 and 2005, we allocated charges related to inventory overstock directly to each SBU. Gross profit by SBU and percent of SBU sales are presented in the following table (in thousands):

	Fiscal Year Ended
	June 3, 2006		May 28, 2005		May 29, 2004
Gross Profit
RFPD	$75,834	22.7%	$64,853	21.9%	$58,408	22.8%
EDG	30,438	32.2%	29,401	31.9%	27,642	31.5%
SSD/Burtek	27,279	25.1%	26,889	25.5%	26,045	25.5%
DSG	24,509	25.8%	17,865	22.9%	17,105	25.7%

Subtotal	158,060	25.0%	139,008	24.3%	129,200	25.2%
Corporate	(2,291)		(3,014)		(2,478)

Total	$155,769	24.4%	$135,994	23.5%	$126,722	24.4%

Note: The fiscal 2005 and fiscal 2004 data has been reclassified to conform with the fiscal 2006 presentation. The modification includes the reorganization of RFPD (formerly RFWC) and EDG (formerly IPG) in the second quarter of fiscal 2006. Corporate consists of freight, other non-specific gross profit, and customer cash discounts.

Net sales and gross profit trends are analyzed for each strategic business unit in the following sections.

RF, Wireless & Power Division

RFPD net sales increased 12.8% in fiscal 2006 to $334.1 million as compared with $296.3 million in fiscal 2005. The RFPD net sales growth for fiscal 2006 was mainly due to an increase in sales of the network access and infrastructure product lines. Network access products sales grew 16.9% to $123.2 million from $105.3 million last fiscal year, primarily due to sales growth in Asia/Pacific. Sales of infrastructure products increased to $80.5 million, 10.7% higher than $72.7 million in fiscal 2005 due to sales growth in the U.S. and Europe. The net sales growth was the main contributor to the gross profit increase of 16.9% to $75.8 million for fiscal 2006. RFPD’s gross margin increased to 22.7% in fiscal 2006 from 21.9% in fiscal 2005, primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005, and a shift in product mix in fiscal 2006 as a result of higher sales of engineered solutions. The gross margin improvement was partially offset by the increase in Asia/Pacific sales that reduced the overall gross margin due to lower gross margins in Asia/Pacific than other geographic regions.

RFPD net sales increased 15.6% in fiscal 2005 to $296.3 million. The sales growth was driven by continued strength in the network access and passive/interconnect product lines as net sales grew 22.1% and 18.0% to $105.3 million and $53.3 million, respectively. The increase in network access product lines sales in fiscal 2005 was a result of increased demand for semiconductor products from mobile infrastructure customers in Asia/Pacific and North America. The increase in passive/interconnect product lines sales was due mainly to sales of interconnect products to North American customers involved with the emergency (E911) cell phone location system rollout. Net sales in Asia/Pacific increased 22.9% to $94.2 million in fiscal 2005, driven by OEM demand in 2.5 generation (2.5G) infrastructure, broadcasting and semiconductor fabrication equipment markets. Gross margins in fiscal 2005 decreased 90 basis points primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005 when we implemented restructuring actions.

Electron Device Group

EDG net sales increased 2.5% during fiscal 2006 to $94.4 million from $92.2 million during fiscal 2005. Semiconductor fabrication sales increased 22.5% during fiscal 2006 to $17.2 million as compared to $14.0 million in fiscal 2005 with growth mainly in the U.S. Gross profit for EDG increased 3.5% to $30.4 million during fiscal 2006 due to an improved product mix. Gross margin increased to 32.2% from 31.9% for fiscal 2006 and 2005, respectively, due to a slightly improved product mix primarily as a result of the increase in semiconductor fabrication equipment sales.

EDG net sales in fiscal 2005 grew 4.9% to $92.2 million as tube net sales grew 4.3% in fiscal 2005 to $80.8 million. Fiscal 2005 sales of broadcast tubes were lower than in fiscal 2004 as many of the large government broadcast orders are issued on an every other year basis. Gross margins in fiscal 2005 increased 40 basis points to 31.9% primarily due to growth of higher margin tube products partially offset by additional freight expenses of $0.5 million in fiscal 2005.

SSD/Burtek Systems

Net sales for SSD/Burtek increased 3.1% to $108.8 million in fiscal 2006 from $105.6 million in fiscal 2005. Net sales of private label products increased 9.0% to $35.0 million during fiscal 2006 as compared with $32.1 million during fiscal 2005, and were partially offset by a slight decrease in distribution products. Net sales in Canada in fiscal 2006 increased 13.2% from the prior year; however, net sales in Europe and the U.S. in fiscal 2006 decreased 18.0% and 9.8%, respectively. Gross profit and gross margin as a percentage of net sales remained relatively flat during fiscal 2006 as compared to fiscal 2005.

Net sales for SSD/Burtek increased 3.5% in fiscal 2005 to $105.6 million driven by stronger demand in Canada, partially offset by weaker demand in the U.S. and Europe. Net sales in Canada grew 12.9% to

$58.5 million, due in part to sales growth in key national accounts and a strengthened relationship with a major vendor partner, with net sales in the U.S. and Europe declining 8.7% and 4.4% to $27.9 million and $14.2 million, respectively, in fiscal 2005. Gross margins were 25.5% in both fiscal 2005 and 2004. Inventory write-downs of $0.3 million recorded in the third quarter of fiscal 2005 when we implemented restructuring actions and additional freight expenses of $1.0 million were partially offset by increased growth of higher margin private label sales.

Display Systems Group

DSG net sales increased 21.7% during fiscal 2006 to $95.0 million as compared with $78.1 million in fiscal 2005. Net sales for Kern in fiscal 2006 were $14.1 million. The sales growth for fiscal 2006 was mainly due to the Kern acquisition and an increase in sales of the custom display product line which increased 18.4% to $26.9 million as compared to $22.7 million for fiscal 2005. The sales increase was partially offset by lower sales in the specialty displays and cathode ray tube product lines. DSG gross profit increased 37.2% to $24.5 million during fiscal 2006 from $17.9 million for fiscal 2005 due mainly to the higher sales volume. Gross margin increased to 25.8% from 22.9% during fiscal 2006 and 2005, respectively. The gross margin improvement was due mainly to an improved product mix primarily from sales growth in the medical monitor product lines. In addition, during the second quarter of fiscal 2006, we recorded a reduction in warranty expense of $0.9 million as a result of a change in estimate due to favorable warranty experience.

DSG net sales in fiscal 2005 grew 17.5% to $78.1 million as large orders drove custom display net sales to increase by 63.7% to $22.0 million. Gross margins in fiscal 2005 decreased 280 basis points primarily due to declining average selling prices for medical monitors.

Sales by Geographic Area

We have grown through a balanced emphasis on investment in both North America and other areas of the world and currently have 37 facilities in North America, 22 in Europe, 15 in Asia/Pacific, and 5 in Latin America. On a geographic basis, we primarily categorize our sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales by geographic area and percent change year-over-year are presented in the following table (in thousands):

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004	FY06 vs FY05 % Change	FY05 vs FY04 % Change
Net Sales
North America	$319,362	$303,708	$275,491	5.2%	10.2%
Europe	140,870	123,846	116,714	13.7%	6.1%
Asia/Pacific	148,000	124,799	104,068	18.6%	19.9%
Latin America	24,336	21,366	20,065	13.9%	6.5%
Corporate	5,372	5,005	3,485	7.3%	43.6%

Total	$637,940	$578,724	$519,823	10.2%	11.3%

Note: The fiscal 2005 and 2004 data has been reclassified to conform with the fiscal 2006 presentation. Europe includes sales to Middle East and Africa. Latin America includes sales to Mexico. Corporate consists of freight and other non-specific sales.

Gross profit by geographic area and percent of geographic sales are presented in the following table (in thousands):

	Fiscal Year Ended
	June 3, 2006		May 28, 2005		May 29, 2004
Gross Profit
North America	$84,626	26.5%	$80,262	26.4%	$71,763	26.0%
Europe	38,608	27.4%	34,345	27.7%	32,619	27.9%
Asia/Pacific	35,533	24.0%	29,691	23.8%	23,304	22.4%
Latin America	6,786	27.9%	5,879	27.5%	4,860	24.2%

Subtotal	165,553	26.2%	150,177	26.2%	132,546	25.7%
Corporate	(9,784)		(14,183)		(5,824)

Total	$155,769	24.4%	$135,994	23.5%	$126,722	24.4%

Note: The fiscal 2005 and 2004 data has been reclassified to conform with the fiscal 2006 presentation. Europe includes sales and gross profit to Middle East and Africa. Latin America includes sales and gross profit to Mexico. Corporate consists of freight and other non-specific sales and gross profit.

Net sales in North America increased 5.2% in fiscal 2006 to $319.4 million as compared with $303.7 million in fiscal 2005 with all four SBUs contributing to the growth. A majority of the sales increase in fiscal 2006 was due to increases in demand for wireless products in the U.S. and security systems in Canada. In addition, net sales in Canada experienced an overall gain of 12.2% to $85.7 million in fiscal 2006 versus $76.4 million in the prior fiscal year. An increase in net sales of higher margin products in the security, display and semiconductor fabrication markets resulted in gross margin improvement in North America to 26.5% for fiscal 2006 as compared with 26.4% in fiscal 2005.

Net sales in North America increased 10.2% to $303.7 million in fiscal 2005 led by strong display systems and wireless demand in the U.S. and continued growth in security systems sales in Canada. Gross margins in North America improved 40 basis points in fiscal 2005 due to expanding margins in Canada for security systems and wireless sales.

Net sales in Europe grew 13.7% in fiscal 2006 to $140.9 million from $123.8 million in fiscal 2005 due to the incremental display systems products sales from the Kern acquisition and growth in wireless demand mainly in Israel, Spain and Germany. This increase was partially offset by lower sales of security systems and electron device products. Gross margin in Europe in fiscal 2006 decreased to 27.4% from 27.7% in fiscal 2006 and 2005, respectively, primarily due to lower gross margins on wireless products as compared to security systems and electron device products.

Net sales in Europe increased 6.1% to $123.8 million in fiscal 2005 driven by continued wireless demand growth, particularly in the United Kingdom, France, and Israel. Gross margins in Europe decreased 20 basis points in fiscal 2005 due to a decline in high margin cathode ray tube sales in DSG.

We experienced our eighth consecutive year of double-digit growth in Asia/Pacific as net sales increased 18.6% to $148.0 million in fiscal 2006 led by continued strong demand for wireless products in the cellular infrastructure, semiconductor fabrication, and broadcasting markets. Net sales in Korea increased 35.4% to $43.5 million mainly due to higher demand for network access products. Growth in broadcast product sales improved sales in Singapore by 29.3% to $23.5 million. In addition, China experienced an increase in network access and power components contributing to a 7.2% sales improvement to $43.3 million. Gross margins increased in all strategic business units in Asia/Pacific for fiscal 2006, as compared with last fiscal year due mainly to shifts in product mix focused on exclusive franchises, design registration programs, and the reduction of lower margin programs.

In fiscal 2005 net sales in Asia/Pacific grew 19.9% to $124.8 million led by China’s on-going demand growth. Net sales in China increased 60% in fiscal 2005 to $40.4 million, primarily due to OEM demand in the 2.5G infrastructure, avionics, and broadcasting markets. In fiscal 2005, our gross margins in Asia/Pacific improved 140 basis points due to expanding margins for wireless sales, particularly in Korea, partially offset by the large sales growth in China at lower margins.

Net sales in Latin America improved 13.9% to $24.3 million in fiscal 2006 as compared with $21.4 million in fiscal 2005. The net sales growth was mainly driven by an increase in sales of security products/systems integration and refocusing the EDG sales team after the realignment. Gross margin in Latin America increased to 27.9% in fiscal 2006 versus 27.5% in fiscal 2005 primarily due to higher gross margins from security systems and electron device products.

Net sales in Latin America grew 6.5% in fiscal 2005 to $21.4 million as all four strategic business units increased sales. Gross margins in Latin America improved 330 basis points in fiscal 2005 as margins recovered for security systems and industrial power sales.

Selling, General and Administrative Expenses

SG&A expenses increased 7.6% to $139.6 million in fiscal 2006 as compared with $129.7 million in fiscal 2005. The increase in SG&A expenses was primarily due to the acquisition of Kern and severance expense. We recorded severance expense of $4.0 million during fiscal 2006. During the third quarter of fiscal 2005, we recorded a restructuring charge, including severance and lease termination costs, of $2.2 million. Total SG&A expenses in fiscal 2006 decreased to 21.9% of net sales compared with 22.4% in fiscal 2005.

SG&A expenses increased 20.2% in fiscal 2005 to $129.7 million from $108.0 million in fiscal 2004. We implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce, to accelerate the alignment of operations with our engineered solutions strategy and improve operating efficiency. Terminations affected over 60 employees across various business functions, operating units and geographic regions. Increases in expenses included $2.2 million of restructuring costs, $8.5 million of payroll-related expenses, $2.4 million of audit, tax, and Sarbanes-Oxley compliance fees, and incremental expenses related to bad debt, facility costs, and travel. The increase in payroll-related expenses, facility costs, and travel were mainly attributable to supporting the growth in sales.

(Gain) Loss on Disposal of Assets

On May 26, 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois. The sale resulted in a gain of $9.9 million, before taxes, and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Other (Income) and Expense

In fiscal 2006, other (income) expense increased to an expense of $10.6 million from an expense of $7.6 million in fiscal 2005. Other (income) expense included a foreign exchange loss of $0.7 million during fiscal 2006 and a foreign exchange gain of $0.9 million in fiscal 2005. The foreign exchange variance for fiscal 2006 was due to the strengthening of the U.S. dollar, primarily related to receivables due from foreign subsidiaries to the U.S. parent company and denominated in foreign currencies. Interest expense increased to $9.8 million in fiscal 2006 from $8.9 million in fiscal 2005 as a result of higher average balances on our credit agreement and an increase in interest rates. The weighted average interest rate increased to 7.42% in fiscal 2006 from 6.38% in fiscal 2005.

Interest expense decreased to $8.9 million in fiscal 2005 from fiscal 2004 as a result of payments made to reduce debt from the proceeds received from an equity offering made in the first quarter of fiscal 2005 and elimination of a fixed rate swap, offset by interest on incremental borrowings to fund working capital requirements. The weighted average interest rate was 6.38% and 5.98% for fiscal 2005 and 2004, respectively. Fiscal 2005 included a foreign exchange gain of $0.9 million and investment income of $0.4 million compared to a foreign exchange loss of $0.4 million and investment income of $0.2 million in fiscal 2004.

Income Tax Provision

The effective income tax rates for fiscal 2006 and 2005 were 147.4% and 286.6%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from our geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $7.2 million, which increased the effective income tax rate by 129.9%. For fiscal 2005, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $16.7 million, which increased the effective income tax rate by 194.0%. In addition, deferred tax liabilities related to unrepatriated earnings previously considered permanently reinvested also increased the effective income tax rate in fiscal 2005 by 57.3%.

At June 3, 2006, domestic net operating loss carryforwards (NOL) amount to approximately $21.3 million. These NOLs expire between 2024 and 2026. Foreign net operating loss carryforwards total approximately $14.5 million with various or indefinite expiration dates. During fiscal 2005, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $15.9 million was established to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net operating loss carryforwards. In addition, we recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets from certain foreign subsidiaries. In fiscal 2006, we re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million. We believe that in order to reverse the recorded valuation allowance in any subsidiary, we would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. We also have an alternative minimum tax credit carryforward at June 3, 2006, in the amount of $1.2 million that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $6.3 million, $3.3 million, and $1.7 million in fiscal 2006, 2005, and 2004, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of our foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, we determined that approximately $12.9 million of one of our foreign subsidiaries’ earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on our potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income tax and foreign withholding taxes. As such, we established a deferred tax liability of approximately $4.9 million during fiscal 2005. We revised our estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in our potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, we revised our strategy and as of June 3, 2006 again and concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not effect the fiscal 2006 tax provision. Cumulative positive earnings of our foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $64.2 million at June 3, 2006. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

In May 2005, we were informed by one of our foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within tax returns previously filed for the tax years 2003 and 2004. At this time, we have not received notification from any tax authority regarding this matter. We have increased our income tax reserve for this potential exposure.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. We appealed the income tax assessment; however, we paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if our appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in our favor. We will receive a refund of approximately $1.0 million, which was recorded as a reduction to income tax provision during the fourth quarter of fiscal 2006.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. We did not receive a tax benefit from the current ETI exclusion in fiscal 2006. When this benefit is fully phased out, it will have no impact on the rate.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on our operations for fiscal 2006 and is expected to have no material impact on our operations for fiscal 2007, as we do not intend at this time to repatriate earnings to the U.S. from foreign countries.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where we have lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the examination of our income tax returns by U.S. and foreign tax authorities and regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Net Income and Per Share Data

In fiscal 2006, we reported a net loss of $2.6 million, or $0.15 per diluted common share and $0.14 per diluted Class B common share as compared with a net loss of $16.0 million, or $0.96 per diluted common share and $0.87 per diluted Class B common share in fiscal 2005. In fiscal 2004, we reported net income of $5.5 million, or $0.38 per diluted common share and $0.36 per diluted Class B common share.

Liquidity and Capital Resources

We have financed our growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, an equity offering, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity provided by operating activities is increased by proceeds from borrowings and from the dispositions of businesses and assets.

Cash and cash equivalents were $18,202 at September 2, 2006, as compared to $17,010 at fiscal 2006 year end. Cash used in operating activities in the first quarter of fiscal 2007 was $7,515 primarily due to higher inventories in addition to lower accounts payable and accrued liabilities. The increase in inventories was due to higher inventory stocking levels to support anticipated sales growth. Accounts payable balances decreased due to timing of payments for inventory. In addition, payments of interest on long-term debt and remittance of foreign sales and use taxes contributed to the utilization of cash in the first quarter of fiscal 2007. Cash provided by operating activities for the first quarter of fiscal 2006 was $4,800 due mainly to lower accounts receivable and higher accounts payable and accrued liabilities, offset by higher inventory levels.

Net cash used in investing activities of $853 in the first quarter of fiscal 2007 was mainly due to capital expenditures during the first quarter of fiscal 2007 primarily related to information technology projects. Net cash used in investing activities of $7,353 in the first quarter of fiscal 2006 was mainly a result of the acquisition of A.C.T. Kern GmbH & Co. KG (Kern) with a cash outlay of $6,524, net of cash acquired, and capital expenditures of $1,070.

Net cash provided by financing activities in the first quarter of fiscal 2007 was $9,451 primarily due to net debt borrowings of $11,324, partially offset by dividend payments of $687 and cash payments on early debt retirement in $700. During the first quarter of fiscal 2006, net cash used in financing activities was $2,118 primarily related to net payments of debt and dividends.

We maintain $14,000 of the 8% notes in current portion of long-term debt at September 2, 2006. This current classification is due to us entering into two separate agreements in August 2006 with certain holders of our 8% notes to purchase $14,000 of the 8% notes. As the 8% notes are subordinate to our existing credit agreement, we received a waiver from our lending group to permit the purchases. The purchases will be financed through additional borrowings under our credit agreement. In the first quarter of fiscal 2007, we recorded costs associated with the retirement of long-term debt of $2,540 in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $625. On September 8, 2006, we purchased $6,000 of the $14,000 of the 8% notes. We expect to purchase the remaining $8,000 of the $14,000 of the 8% notes in December 2006.

In October 2004, we renewed our credit agreement with the current lending group in the amount of approximately $109,000. On August 4, 2006, we amended our credit agreement and decreased the facility to approximately $97,500 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement expires in October 2009, and the outstanding balance at that time will become due. The portion of the credit line available for us to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by our trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At September 2, 2006, the applicable margin was 2.25%, $68,429 was outstanding under the credit agreement, outstanding letters of credit were $2,020, the unused line was $27,050, and the available credit line was limited to $1,237 due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. Our credit agreement consists of the following facilities as of September 2, 2006:

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$70,000	$50,200	7.68%
Canada Facility	9,965	4,224	6.00%
UK Facility	8,571	8,457	7.16%
Euro Facility	6,407	3,844	5.36%
Japan Facility	2,556	1,704	2.38%

Total	$97,499	$68,429	7.25%

Note:	Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On August 4, 2006, we executed an amendment to the credit agreement. The amendment (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain transactions contemplated by us; (v) eliminated our Sweden Facility; (vi) reduced our Canada Facility by approximately $5,400; (vii) changed the definition of “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)” for covenant purposes; and (viii) provided that we maintain excess availability on the borrowing base of not less than $10,000.

Contractual Obligations

Contractual obligations by expiration period as of June 3, 2006 are presented in the table below (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 Years	More than 5 years
Convertible notes(1)	$69,683	$14,000	$—	$—	$55,683
Convertible notes—interest(1)	24,068	4,783	8,686	8,686	1,913
Floating-rate multi-currency revolving credit agreement(2)	57,089	—	—	57,089	—
Floating-rate multi-currency revolving credit agreement—interest(2)	13,170	3,951	7,902	1,317	—
Purchase obligations(3)	137,883	137,883	—	—	—
Lease obligations(4)	18,673	6,263	6,166	2,850	3,394
Other	36	16	20	—	—

Total	$320,602	$166,896	$22,774	$69,942	$60,990

(1)	Convertible notes consist of the notes, with principal of $44.7 million due December 2011, and 8% notes, with principal of $25.0 million due June 2011. Payments of $14.0 million of 8% notes are included in amounts due less than one year.
(2)	The credit agreement expires in October 2009 and bears interest at applicable LIBOR rates plus a 225 basis point margin. Interest in the table above is calculated using 6.92% interest rate and $57.1 million principal amount as of June 3, 2006 for all periods presented.
(3)	We have outstanding purchase obligations with vendors at the end of fiscal 2006 to meet operational requirements as part of the normal course of business.
(4)	Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.

We believe that the existing sources of liquidity, including current cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended June 2, 2007.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding our financial position and results of operations. Their application involves more significant judgments and estimates in preparation of our consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers’ financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 3, 2006, the allowance for doubtful accounts was $2.1 million as compared to $1.9 million at May 28, 2005.

Impairment of Investments. We hold a portfolio of investment securities and periodically assess its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management’s assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and our cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. We recognized investment impairment in fiscal 2006, 2005, and 2004 of $93, $49, and $226, respectively.

Inventories. We carry all our inventories at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management’s estimates, additional provisions may be necessary.

We recorded inventory obsolescence and overstock provisions of $1.8 million, $4.2 million, and $2.2 million in fiscal 2006, 2005, and 2004, respectively, which was included in the cost of sales. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Beginning in fiscal 2004, we implemented new policies and procedures to strengthen our inventory management process while continuing to invest in system technology to further enhance our inventory management tools. These policy and procedure changes included increased approval authorization levels for inventory purchases, quarterly quantitative and qualitative inventory aging analysis and review, changes in the budgeting process to establish targets and metrics that relate to our return on assets rather than only a revenue and profit expectation, and realignment of incentive programs in accordance with these targets and metrics. We are committed to inventory management as an ongoing process as the business evolves and technology changes.

Long-Lived and Intangible Assets. We periodically evaluate the recoverability of the carrying amounts of our long-lived assets, including software, property, plant and equipment. We assess in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of our goodwill and other intangible assets, we make significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, our profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in additional impairment charges.

Effective June 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting for goodwill and indefinite-lived assets from an amortization approach to an impairment-only approach. We perform our impairment test as of the third quarter of each fiscal year. We did not find any indication that an impairment existed and, therefore, no impairment loss was recorded in fiscal 2006.

Warranties. We offer warranties for specific products we manufacture. We also provide extended warranties for some products we sell that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

We estimate the cost to perform under our warranty obligation and recognize this estimated cost at the time of the related product sale. We report this expense as an element of cost of sales in our Consolidated Statement of Operations. Each quarter, we assess actual warranty costs incurred, on a product-by-product basis, as compared to our estimated obligation. The estimates with respect to new products are based generally on knowledge of the products and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Income Taxes. We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where we or any of our affiliates have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by us at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, we would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, our projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

At June 3, 2006 and May 28, 2005, our deferred tax assets related to tax carryforwards were $13.6 million and $15.1 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

We have recorded valuation allowances for the majority of our federal deferred tax assets and loss carryforwards, and for tax loss carryforwards of certain non-U.S. subsidiaries. We believe that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for us beginning in fiscal 2008. We are currently evaluating the impact of the adoption of FIN 48 on the financial statements.

Risk Management and Market Sensitive Financial Instruments

Our foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in Canada, member countries of the European Union, Asia/Pacific and, to a lesser extent, Latin America. Tools that we may use to manage foreign exchange exposures include currency clauses in sales contracts, local debt to offset asset exposures and forward contracts to hedge significant transactions.

Had the U.S. dollar strengthened 10% against various foreign currencies, sales would have been lower by an estimated $6,400 for the first quarter of fiscal 2007, and an estimated $6,100 for the first quarter of fiscal 2006. Total assets would have declined by an estimated $13,400 as of the quarter ended September 2, 2006 and an estimated $12,800 as of the fiscal year ended June 3, 2006, while the total liabilities would have decreased by an estimated $3,600 as of the quarter ended September 2, 2006 and an estimated $3,500 as of the fiscal year ended June 3, 2006.

As discussed above, our debt financing expense, in part, varies with market rates exposing us to the market risk from changes in interest rates. Certain operations, assets, and liabilities are denominated in foreign currencies subjecting us to foreign currency exchange risk. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires us to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and uniform 10% strengthening of the U.S. dollar against foreign currencies on the reported net earnings and financial position.

Under these assumptions, additional interest expense as the result of 10% higher market interest rates on our variable rate outstanding borrowings, tax effected, would have increased the net loss by an estimated $300 in the first quarter of fiscal 2007 and decreased the net income by an estimated $160 in the first quarter of fiscal 2006.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect our operations.

For an additional description of our market risk, see “Item 7A—Quantitative and Qualitative Disclosures about Market Risk—Risk Management and Market Sensitive Financial Instruments” in our Annual Report on Form 10-K for the fiscal year ended June 3, 2006.

OUR BUSINESS

Our Company

We are a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (RF), wireless and power conversion, electron device, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to our customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our own private labels; and

•	value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers’ end products. We define design-in support as modification of components or identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

•	RF, Wireless & Power Division (formerly RF & Wireless Communications Group);

•	Electron Device Group (formerly Industrial Power Group);

•	Security Systems Division/Burtek Systems; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management, and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

During the second quarter of fiscal 2006, we implemented a reorganization plan encompassing our RF & Wireless Communications Group and Industrial Power Group business units. Effective for the second quarter of fiscal 2006, the Industrial Power Group has been designated as the Electron Device Group and the RF & Wireless Communications Group has been designated as RF, Wireless & Power Division. The reorganization was implemented to increase efficiencies by integrating the Industrial Power Group’s power conversion sales and product management into the RF & Wireless Communication Group’s larger sales resources. In addition, we believe that the Electron Device Group will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors.

During the first quarter of fiscal 2007, we changed the name of our Security Systems Division (SSD) to Burtek Systems (SSD/Burtek) to take advantage of Burtek’s positive brand recognition within the sound and security industry.

Selected financial data attributable to each strategic business unit and geographic data for fiscal 2006, 2005 and 2004 is set forth in Note M of the notes to our consolidated financial statements of our annual report on Form 10-K for the year ended June 3, 2006 included elsewhere in this prospectus.

RF, Wireless & Power Division, formerly RF & Wireless Communications Group

Our RF, Wireless & Power Division serves the global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics and industrial power conversion market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF, wireless and power components to the development of engineered solutions for their system requirements.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

•	Wireless Networks—Wireless technologies used for short range interconnection, both within the home or office or last mile solutions from a neighborhood to the home.

•	Wireless Infrastructure—Equipment required to support the transmission of RF signals.

•	Power Conversion—High power applications such as power suppliers, welding, motor controls and converting AC/DC and DC/AC.

In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

In our RF, Wireless & Power Division, our team of engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in power conversion technology to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

We support these growth opportunities by collaborating with many of the leading RF, wireless, and power component manufacturers. A key factor in our ability to maintain a strong relationship with our existing vendors and to attract new vendors is our ability to supply them with worldwide demand forecasts for their existing products as well as products they have in development. We have developed internal systems to capture forecasted product demand by potential design opportunity based on ongoing dialog between our sales team and our customers. We share this information with our manufacturing suppliers to help them predict near and long-term demand and product life cycles. We have global distribution agreements with such leading suppliers as ANADIGICS, Advanced Power Technologies, Aavid, Anaren, ATC, Cornell-Dubilier, Freescale, HUBER+SUHNER, International Rectifier, M/A-COM, Peregrine, Vishay, Wakefield, and WJ Communications. In addition, we have relationships with many niche RF, wireless, and power suppliers to allow us to serve as a comprehensive RF, wireless, and power resource.

We participate in most RF, wireless, and power applications and markets in the world, focusing on infrastructure rather than consumer-driven subscriber applications.

The following is a description of our RF, Wireless & Power Division’s major product areas:

•	RF and Microwave Devices—a wide variety of components, such as RF transistors, mixers, switches, amplifiers, oscillators, and RF diodes, which are used in infrastructure, wireless networking, and other related markets, such as broadcast, cable TV, cellular and personal communications service telephony, satellite, wireless local area networks, and various other wireless applications, including In-home Amplifier, which helps increase the ability to send and receive cellular signals from the home.

•	Interconnect Devices—passive components used to connect all types of electronic equipment including those employing RF technology.

•	Digital Broadcast—components and assemblies used in a broad range of applications in the digital broadcast market, including satellite, transmission, and RF components.

•	Silicon Controlled Rectifiers, Heat Sink Assemblies and Power Semiconductor Modules—components used in many industrial control applications because of their ability to switch large amounts of power at high speeds. These silicon power devices are capable of operating at up to 4,000 volts at 2,000 amperes.

•	High Voltage and Power Capacitors—devices used in industrial, avionics, medical and broadcast applications for filtering, high-current bypass, feed-through capacitance for harmonic attenuation, pulse shaping, grid and plate blocking, tuning of tank circuits, antenna coupling and energy discharge.

Electron Device Group, formerly Industrial Power Group

Our Electron Device Group provides engineered solutions and distributes electronic components to customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries. Our team of engineers designs solutions for applications such as industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in high power, high frequency vacuum devices to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

This group serves the industrial market’s need for both vacuum tube and semiconductor manufacturing equipment technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing semiconductor manufacturing equipment. Our customers’ demand for higher power and shorter processing times increases the need for tube-based systems.

We represent leading manufacturers of electronic tubes and semiconductor equipment used in industrial power applications. Among the suppliers we support are Amperex, CPI, Eimac, General Electric, Jennings, Litton, Hitachi, NJRC, National and Draloric.

The following is a description of our Electron Device Group’s major product areas:

•	Power Amplifier/Oscillator Tubes—vacuum or gas-filled tubes used in applications where current or voltage amplification and/or oscillation is required. Applications include induction heating, diathermy equipment, communications, broadcast, and radar systems, and power supplies for voltage regulation or amplification.

•	Microwave Generators—devices that incorporate magnetrons, which are high vacuum oscillator tubes used to generate energy at microwave frequencies. The pulsed magnetron is primarily used to generate high-energy microwave signals for radar applications. Magnetrons are also used in vulcanizing rubber, food processing, packaging, wood/glue drying, in the manufacture of wafers for the semiconductor industry and other industrial heating applications such as microwave ovens, and by the medical industry for sterilization and cancer therapy.

•	Hydrogen Thyratrons—electron tubes capable of high speed and high voltage switching. They are used to control the power in laser and radar equipment and in linear accelerators for cancer treatment.

•	Thyratrons and Rectifiers—vacuum or gas-filled tubes used to control the flow of electrical current. Thyratrons are used to control ignitrons, electric motor speed controls, theatrical lighting, and machinery such as printing presses and various types of medical equipment. Rectifiers are used to restrict electric current flow to one direction in power supply applications.

•	Ignitrons—mercury pool tubes used to control the flow of large amounts of electrical current. Their primary applications are in welding equipment, power conversion, fusion research, and power rectification equipment.

Security Systems Division/Burtek Systems

Our Security Systems Division/Burtek Systems is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

The electronic security industry is rapidly transitioning from analog to digital imaging technology which is driving the convergence between security and IT. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our own private label brands National Electronics™, Capture®, AudioTrak®, and Elite National Electronics®. We also expect to gain additional market share by marketing ourselves as a value-added service provider to both our vendor and dealer partners. We continue to invest in people and tools that enable us to offer superior technical support in the most cost effective manner, particularly in the area of network convergence.

We support our customer base with products from more than 100 manufacturers including such well-known names as Aiphone, GE, Panasonic, Paradox, Pelco, Sanyo, and Verint, as well as our own private label brands, National Electronics™, Capture®, AudioTrak® and Elite National Electronics®.

The following is a description of our Security Systems Division/Burtek Systems’ major product areas:

•	Closed Circuit Television—products used in surveillance applications and for monitoring hazardous environments in the workplace. Products include cameras, lenses, cathode ray tube and liquid crystal display monitors, multiplexers, time lapse recorders, computerized digital video recorders, internet-based video servers, and accessories.

•	Burglar and Fire Alarms—devices used to detect the presence of smoke, fire, or intrusion, and communicate information both to occupants and to a central monitoring station.

•	Access Control—hardware-based and software-based solutions used to prevent, monitor and/or control access.

•	Commercial, Residential, and Professional Sound Systems—sound reproduction components used in background music, paging, and telephonic interconnect systems, along with custom home audio equipment used for distributed music and home theater systems.

Display Systems Group

Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated imaging workstation systems to the end user.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 models.

We have long-standing relationships with key manufacturers including 3M, Clinton Electronics, HP, IBM, Intel, LG, NEC Displays, Philips-FIMI, Planar Systems, Samsung, and Siemens Displays. We believe these relationships and our private label brands allow us to maintain a well-balanced and technologically advanced line of products.

The following is a description of our Display Systems Group’s major product areas:

•	Cathode Ray Tubes—vacuum tubes that convert an electrical signal into a visual image to display information on data display monitors. Cathode ray tubes are used in various environments, including hospitals, financial institutions, airports, and numerous other applications wherever large user groups share electronic data visually. This product line includes both monochrome and color tubes.

•	Custom Displays—flat panel display monitors incorporating a liquid crystal as an alternative to the traditional cathode ray tube technology, typically a few inches in depth and ranging from 10” to 52” measured diagonally. These displays are usually integrated with touchscreen technology or special mounting configurations based on the customer’s requirements.

•	High Resolution Medical Displays—an integral component of picture archiving and communications systems, displays are used in diagnostic and non-diagnostic imaging to display the digital image generated from computed tomography, magnetic resonance imaging, radiography, and other digital modalities.

•	Custom Systems—Custom server platforms for financial exchanges infrastructure/back office, small profile workstations for digital signage, flight information and kiosk applications, and imaging workstations for radiologists.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments that allow us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in-depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display, and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. We are focused on markets we believe have high growth potential and can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

Leverage Our Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 84% of our sales in fiscal 2006 compared to 76% in fiscal 2000. In addition, our salespeople increased sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Although we have reported net losses of approximately $12.9 million in fiscal 2002, $26.7 million in fiscal 2003, $16.0 million in fiscal 2005, and $2.6 million in fiscal 2006, our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2006, we made sales to approximately 34,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends, and product life cycles. Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. We continue to embark on programs to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers’ commitment to these objectives. Since fiscal 2004, our strategic business units’ goals are based on return on assets. In an effort to reduce our global operating costs related to logistics, selling, general, and administrative expenses and to better align our operating and tax structure on a global basis, we have now begun to implement a global restructuring plan. This plan is intended to reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. During fiscal 2007, we will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring our Latin American operations, and reducing the total workforce which includes eliminating and restructuring layers of management. Additional programs are ongoing, including a significant investment in enterprise resource planning software during fiscal 2007.

Grow Through Acquisitions. We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 37 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

•	Sangus Holdings AB (RF and microwave applications—now part of our RF, Wireless & Power Division) in fiscal 2002;

•	Evergreen Trading Company (power conversion applications—now part of our Electron Device Group) in fiscal 2005;

•	A.C.T. Kern GmbH & Co. KG (“Kern”) (display technology—now part of Display Systems Group) in fiscal 2006; and

•	Image Systems Corporation (display technology supplier—now part of Display Systems Group) in fiscal 2006.

Products and Suppliers

We purchase numerous products from various suppliers as noted above under “Our Strategic Business Units.” During fiscal 2006, we added the following suppliers: Econco, Mimix, Radiotronix, Teravicta, and United Chemi-con.

We evaluate our customers’ needs and maintain sufficient inventories in an effort to ensure our customers a reliable source of supply. We generally anticipate holding approximately 90 days of inventory in the normal course of operations. This level of inventory is higher than some of our competitors due to the fact that we sell a number of products representing older, or trailing edge, technology that may not be available from other sources. The market for these trailing edge technology products is declining and as manufacturers for these products exit the business, we, at times, purchase a substantial portion of their remaining inventory. We also maintain an inventory of a broad range of products (which contributes to a higher total inventory) to be able to promptly service those customers who are buying product for replacement of components in equipment critical to preventing downtime of their operations. In other segments of our business, such as the RF, Wireless & Power Division, the market for our products is characterized by rapid change and obsolescence as a result of the development of new technologies, particularly in the semiconductor markets we serve.

We have written distribution agreements with many of our suppliers; however, a number of these agreements provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products. The agreements are generally short-term, subject to periodic renewal, and some contain provisions permitting termination by either party without cause upon relatively short notice. Although some of these agreements allow us to return inventory periodically, others do not, in which case we may have obsolete inventory which we cannot return to the supplier.

Our suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our customers. Except with respect to certain displays, we generally do not provide additional warranties on the products we sell. For information regarding our warranty reserves, see Note A of the notes to our consolidated financial statements elsewhere in this prospectus.

In addition to third party products, we distribute proprietary products principally under the trade names A.C.T. Kern™, Amperex®, AudioTrak®, Call Capture™, Capture®, Cetron®, Elite National Electronics®, Image Systems™, National®, National Electronics®, Pixelink™ and RF Gain™.

The proprietary products we currently sell, which we manufacture or have manufactured for us, include RF amplifiers, transmitters and pallet assemblies, thyratrons and rectifiers, power tubes, ignitrons, CW magnetron tubes, phototubes, spark gap tubes, microwave generators, custom RF matching networks, heatsinks, silicon controlled rectifier assemblies, large screen display monitors, liquid crystal display monitors, and computer workstations. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics, and a wide variety of fabricated metal components. These materials generally are readily available, but some components may require long lead times for production and some materials are subject to shortages or price fluctuations based on supply and demand.

Sales and Marketing

As of the end of fiscal 2006, we employed approximately 664 sales personnel worldwide. In addition, we have approximately 186 authorized representatives, who are not our employees, selling our products, primarily in regions where we do not have a direct sales presence. Many of our sales representatives focus on just one of our strategic business units, while others focus on all of our strategic business units within a particular geographic area. Our sales representatives are compensated in part on a salaried basis and in part on a commission basis.

We offer various credit terms to qualifying customers as well as prepayment, credit card, and cash on delivery terms. We establish credit limits prior to selling product to our customers and routinely review delinquent and aging accounts. We establish reserves for estimated credit losses in the normal course of business.

Distribution

We maintain more than 835,000 part numbers in our product inventory database and we estimate more than 80% of orders received by 6:00 p.m. local time are shipped complete the same day. Customers can access our product inventory through electronic data interchange, either at our web site at www.rell.com, through our catalog at www.catalog.rell.com, or by telephone. Customer orders are processed by the regional sales offices and supported by one of our principal distribution facilities in LaFox, Illinois; Lincoln, England; Vancouver, British Columbia; or Singapore, Republic of Singapore and/or our 41 additional stocking locations throughout the world. We utilize a sophisticated data processing network that provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, cross-reference information, customers, and market analyses are instantly obtainable throughout the entire distribution network.

Employees

As of June 3, 2006, we employed 1,268 individuals on a full-time basis. Of these, 614 were located in the United States and 654 were employed internationally. Our worldwide employee base included 664 in sales and product management, 150 in distribution support, 304 in administrative positions, and 150 in value-added and product manufacturing. All of our employees are non-union. We consider our relationships with our employees to be good.

Competition

We believe engineering capability, exclusive vendor relationships, and product diversity create segmentation among our competitors. We believe that the key competitive factors in our markets include the ability to provide engineered solutions, inventory availability, product quality, reliable delivery, and price. We believe that, on a global basis, we are a significant provider of engineered solutions and products which utilize RF and power semiconductors and subassemblies, electron tubes, cathode ray tubes, custom and medical monitors, and security systems. In many instances, our competition is our customer base and their decision to make or buy, as well as the original equipment manufacturer for sales of replacement parts and system upgrades to service existing installed equipment. In addition, we compete worldwide with other general line distributors and other distributors of electronic components.

Patents and Trademarks

We hold or license certain manufacturing patents and trademark rights. Although our patents and trademarks have some value, they are not material to our success, which depends principally upon our core engineering capability, marketing technical support, product delivery, and the quality and economic value of our products.

Properties

We own our corporate facility and largest distribution center, which is located on approximately 96 acres in LaFox, Illinois and consists of approximately 242,000 square feet of manufacturing, warehouse, and office space.

We also own a building containing approximately 45,000 square feet of warehouse space on 1.5 acres in Geneva, Illinois. As described in Note C in the notes to the consolidated financial statements for the year ended June 3, 2006, we entered into a contract to sell the building and land located in Geneva, Illinois for $3,000,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. The sale of the real estate and building is expected to close during the first or second quarter of fiscal 2007, however, we cannot give any assurance as to the actual timing or successful completion of the transaction.

We also maintain leased branch sales offices in or near major cities throughout the world, including 37 locations in North America, 22 in Europe, 15 in Asia/Pacific, and 5 in Latin America.

We consider our properties to be generally well maintained, in sound condition and repair, and adequate for our present needs.

Legal Proceedings

We are involved in several pending judicial proceedings concerning matters arising in the ordinary course of our business. While the outcome of litigation is subject to uncertainties, based on currently available information, we believe that, in the aggregate, the results of these proceedings will not have a material adverse effect on our financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of October 26, 2006:

Name	Age	Position
Edward J. Richardson	64	Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer
Robert L. Prince	44	Executive Vice President, Worldwide Sales Electron Device Group
Gregory J. Peloquin	42	Executive Vice President and General Manager, RF, Wireless & Power Division
Murray J. Kennedy	45	Executive Vice President and General Manager, Electron Device Group
Wendy Diddell	41	Executive Vice President and General Manager, Security Systems Division/Burtek Systems
Larry Blaney	48	Executive Vice President and General Manager, Display Systems Group
Pierluigi Calderone	49	Vice President and Director, European Operations
Joseph C. Grill	62	Senior Vice President, Human Resources
Kathleen M. McNally	47	Senior Vice President, Marketing Operations and Customer Support
David J. DeNeve	38	Senior Vice President, Chief Financial Officer and Treasurer
David J. Gilmartin	44	Vice President, General Counsel and Secretary
Brad R. Knechtel	45	Vice President, Supply Chain Management
Arnold R. Allen	74	Director
Jacques Bouyer	78	Director
Scott Hodes	69	Director
Bruce W. Johnson	65	Director
Ad Ketelaars	49	Director
John R. Peterson	49	Director
Harold L. Purkey	62	Director
Samuel Rubinovitz	76	Director

Edward J. Richardson has been employed by us or our predecessor since 1961, holding several positions. He was Chairman of the Board, Chief Executive Officer and President from September 1989 until November 1996 when Bruce W. Johnson became President. Mr. Richardson continues to hold the offices of Chairman of the Board, Chief Executive Officer and, since April 2006, President and Chief Operating Officer.

Robert L. Prince has been Executive Vice President of Worldwide Sales Electron Device Group since January 2006. Prior to that, Mr. Prince had been Executive Vice President of Worldwide Sales since February 1998 and was Vice President of Worldwide Sales from November 1996 until February 1998. He was Vice President of Sales from November 1991 until November 1996 and held several other positions since joining us in November 1978.

Gregory J. Peloquin has been Executive Vice President and General Manager of the RF & Wireless Communications Group since January 2002. Prior to that, he was Vice President of the RF & Wireless Communications Group since November 1999 when he rejoined us. Mr. Peloquin first joined us in 1990 and held various positions in product management until 1997 when he left to join Motorola, Inc. as Director of Global Distribution for Wireless Infrastructure Division, which position he held until he rejoined us in 1999.

Murray J. Kennedy has been Executive Vice President and General Manager of the Electron Device Group since January 2002. Prior to that, he was Vice President and General Manager of the Industrial Power Group since September 1999. Mr. Kennedy has held various industrial product management positions since joining us in March 1994. Prior thereto, he held positions with Litton Electron Devices Group and ITT Electron Devices Division.

Wendy Diddell has been Executive Vice President and General Manager of the Security Systems Division/Burtek Systems since February 2006. Prior to that, Ms. Diddell had been Vice President and General Manager of the Security Systems Division since June 2004. Prior to that, she was employed as a Management Consultant for the Security Systems Division since July 2003. Prior thereto, Ms. Diddell was employed as the Senior Vice President of Sales and Marketing for Ultrak, Inc. since 1997, a global manufacturer of closed circuit television and access control systems for the commercial and government markets.

Larry Blaney has been Executive Vice President and General Manager of the Display Systems Group since February 2006. Prior to that, Mr. Blaney was Vice President and General Manager of the Display Systems Group since February 2005. Prior thereto, Mr. Blaney was Vice President of DSG Engineered Solutions since 2004 and Vice President of Sales and Marketing for DSG since joining us in 1998 in connection with our acquisition of his company, Eternal Graphics.

Pierluigi Calderone has been Vice President and Director of European Operations since March 1998. Mr. Calderone joined us in 1990 as District Sales Manager for Italy and served as Regional Sales Manager of Italy from February 1991 until March 1998.

Joseph C. Grill has served as an officer since 1987 and became an executive officer in the position of Vice President—Corporate Administration in 1992. In 1994, his title was changed to Vice President, Human Resources, and in 1999 he was made Senior Vice President, Human Resources.

Kathleen M. McNally has been Senior Vice President of Marketing Operations and Customer Support since July 2000. Ms. McNally served as Marketing Services Manager from 1986 until 1989 and as Vice President and Corporate Officer of Marketing Operations from 1989 until 2000. She has held various positions within the marketing department since joining us in 1979.

David J. DeNeve has been Senior Vice President and Chief Financial Officer since joining us in June 2005. On April 4, 2006, he also assumed the position of Treasurer. From March 2004 until joining us, Mr. DeNeve was on a leave for personal reasons. Prior to that, Mr. DeNeve was employed by Material Sciences Corporation, a leading provider of material-based solutions for electronic, acoustical/thermal, and coated metal applications, as Vice President and Controller from April 2003 to March 2004, Vice President, Finance—Engineered Materials and Solutions Group from November 2001 to April 2003, Vice President and Controller from March 2001 to November 2001, and Controller from October 1996 to February 2001.

David J. Gilmartin has been General Counsel, Vice President and Secretary since January 2006. Prior to that, Mr. Gilmartin had been Assistant General Counsel, Vice President and Assistant Secretary since July 2004. Prior to that, Mr. Gilmartin served as Vice President of Legal for SBI Group Inc. (“SBI”) from December 2002 to July 2004 and Deputy General Counsel to Lante Corporation from January 2002 until it was acquired by SBI in September 2002. Prior to that, Mr. Gilmartin served as Corporate Counsel to Alliant Foodservice, Inc. from May 1999 to January 2002. Prior to that, Mr. Gilmartin served in private law firm practice as an associate with Gardner, Carton & Douglas LLP and Lord, Bissell & Brook, LLP since becoming a member of the Illinois Bar in 1988.

Brad R. Knechtel has been Vice President of Supply Chain Management since July 2006. Prior to that, Mr. Knechtel was the Director of Supply Chain with Knowles Electronics since 2003 and before that Director of Eurasia Supply Chain for 3Com Corporation since 1995. In addition, he held various strategic planning, sourcing and purchasing, contract negotiation and management, and logistics positions with the United States Army.

Arnold R. Allen has been a director since 1986. He joined us as our President and Chief Operating Officer in September 1985. He retired as President of ours in September 1989. Since his retirement, Mr. Allen has been a management consultant to us and presently provides management consulting services to us.

Jacques Bouyer served as Chairman of the Board of Philips Components of Paris, France, which is engaged in the manufacture and sale of electronic components and is a subsidiary of N.V. Philips of The Netherlands, from April 1, 1990 until January 1, 1994 when he became honorary Chairman of the Board and a Director until December 31, 1995. Mr. Bouyer also was Vice Chairman of the BIPE Institute for Economic and Market Research from 1981 until 1997. He has been a self-employed consultant in business strategies and management for JBC Consult-Paris from January 1990 until December 2002. He is Chairman and has been a board member of Bethe1-Paris, a small internet start-up company, from July 2002.

Scott Hodes is a partner at the law firm of Bryan Cave LLP, which firm provides legal services to us. From 1992 through January 2004, Mr. Hodes was a partner with the law firm of McGuire Woods Ross & Hardies and its predecessor Ross & Hardies.

Bruce W. Johnson was President Emeritus from January 2006 to June 2006 and has been a Director since November 1996. From November 1996 until February 2006, Mr. Johnson was President and Chief Operating Officer. Prior thereto, from January 1992 until January 1996, he was President of Premier Industrial Corporation, a New York Stock Exchange listed company which was acquired by Farnell Ltd. in April 1996. He was Executive Vice President of Premier from February 1987 until January 1992. Premier is a full service business to business supplier of electronic components for industrial and consumer products, essential maintenance and repair products for industrial, commercial and institutional applications, and manufactures high-performance fire-fighting equipment.

Ad Ketelaars has been Chief Executive Officer of NEC Philips Unified Solutions (formerly Philips Business Communications) since March 2003. He was Vice President and Managing Director of Richardson Electronics Europe from 1993 until 1996. He has held several general management positions with companies such as Philips (Electronic Components), ITT (Cable TV), EnerTel (Telecom Operator), and Comsys (Voice Response Systems).

John R. Peterson is a Managing Director, the Head of Investment Banking and a member of the Board of Directors of Cleary Gull Inc., an investment banking and investment consulting firm he joined in March of 2002. Previously he was a Managing Director of Tucker Anthony Inc., and the Co-Head of its Tucker Anthony Sutro Capital Markets (“TASCM”) division, which provided investment banking services to us, and a member of its Operating Committee until November 2001. For a brief time in 2001 and 2002, he was a Managing Director of Riverview Financial Group, LLC, until it was acquired by Cleary Gull Inc. He is a member of the Board of Directors of Krueger International, Inc., a privately held contract furniture manufacturer and Medem, Inc., a privately held healthcare information technology company.

Harold L. Purkey was President of Forum Capital Markets from May 1997 and Senior Managing Director of such company from May 1994, until it was acquired in 2000. Mr. Purkey was the Managing Director of First Union Securities, the successor to Forum Capital Markets, until his retirement on October 1, 2001. From July 1990 until February 1994, he was employed by Smith Barney Shearson, holding the position of Senior Managing Director and Manager of the Convertible Bond Department. He is a Director of Reptron Electronics, Inc. and a member of its Audit Committee.

Samuel Rubinovitz was Executive Vice President of EG&G, Inc., a diversified manufacturer of instruments and components, from April 1989 until his retirement in January 1994. He is also a Director of LTX Corporation and a member of its Audit Committee; and a Director of Kronos, Inc. and a member of its Compensation Committee.

Executive officers are elected annually at the time of the annual stockholders meeting and serve until their respective resignation, death, or removal.

Directors’ Compensation

Non-Employee Directors (defined as any Director who is not an officer or employee of ours or any of our subsidiaries or affiliates) receive a quarterly retainer of $3,000 and receive a fee of $500 for each Board or Committee meeting attended in person or by telephone (other than Audit Committee meetings, for which the fee is $1,000), plus travel expenses. The Chairman of the Audit Committee receives an additional quarterly retainer of $1,500.

In addition, upon election to the Board, each current Non-Employee Director (except Mr. Ketelaars and Mr. Allen, who were not eligible at the time each joined the Board) was granted an option to acquire 25,000 shares of Common Stock at an exercise price equal to the fair market value of Common Stock on the date of such grant. Further, pursuant to our 2006 Stock Option Plan for Non-Employee Directors (“2006 Directors’ Plan”), any new Non-Employee Director upon being elected or appointed shall be granted an option to acquire 25,000 shares of Common Stock at an exercise price equal to the fair market value of Common Stock on the date of such grant. These options are exercisable for a period of ten years and one month from the date of grant and vest over a five-year period from the date of grant with 20% of the option shares becoming first exercisable on each anniversary of the grant date.

Since April 1996, each Non-Employee Director (except Mr. Ketelaars and Mr. Allen, who were not eligible until October 2005), has received an annual grant of an option to acquire an additional 5,000 shares of Common Stock starting on the fifth anniversary of being elected to the Board. These options are fully vested on the date of grant and are exercisable for a period of ten years and one month from the date of the grant at an exercise price equal to the fair market value of Common Stock on the date of such grant.

Upon the termination of a Director because of death, retirement, or removal from the Board within one year after a change of control, options granted to the Non-Employee Directors become fully exercisable with respect to all shares covered thereby and shall remain fully exercisable until the option expires by its terms.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation for our Chief Executive Officer and the four highest paid executive officers as well as two additional individuals who would have been among the four highest paid executive officers but for the fact that they were not serving as executive officers at the end of fiscal 2006 (named executive officers):

SUMMARY COMPENSATION TABLE

							Long-Term Compensation				All Other Compen- sation(3)
	Year	Annual Compensation					Awards			Payouts
Name and Principal Position		Salary	Bonus		Other Annual Compen- sation(1)		Restricted Stock Awards(2)		Stock Options/ SARs	Long- Term Incentive Payouts
Edward J. Richardson Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer	2006 2005 2004	$495,894 461,356 444,845	$	— — 120,660	$	— — —	$	— — —	— — —	$ — — —	$4,200 4,100 6,840

David J. DeNeve Senior Vice President, Chief Financial Officer and Treasurer	2006 2005 2004	235,577 — —		83,694 — —		— — —		— — —	30,000 — —	— — —	4,200 — —

Gregory J. Peloquin Executive Vice President and General Manager, RF, Wireless & Power Division	2006 2005 2004	217,884 199,615 180,001		88,894 69,629 78,973		— — —		— — —	7,073 6,855 —	— — —	4,200 1,423 4,142

Joseph C. Grill Senior Vice President, Human Resources	2006 2005 2004	206,416 190,877 183,543		63,011 60,535 70,918		— — —		— — —	7,500 6,975 —	— — —	4,200 4,100 6,840

Wendy S. Diddell Executive Vice President and General Manager, Security Systems Division/Burtek Systems	2006 2005 2004	199,515 177,173 —		69,201 62,222 —		— — —		— 71,247 —	6,803 25,000 —	— — —	4,200 4,100 —

Bruce W. Johnson(4) Employee and Former President and Chief Operating Officer	2006 2005 2004	446,097 415,048 399,392		138,744 — 153,066		— — —		— 105,200 129,000	12,500 12,500 —	— — —	4,200 4,100 6,840

Robert L. Prince(4) Executive Vice President, Worldwide Sales, Electron Device Group	2006 2005 2004	244,375 223,377 211,239		107,903 94,802 92,944		— — —		9,522 — —	22,500 7,125 —	— — —	4,200 4,100 6,840

(1)	While officers enjoy certain perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus, except as shown.
(2)	The restricted stock issued to Mr. Johnson vested at the date of grant; the restricted stock issued to Ms. Diddell vested one year after the date of grant; and the restricted stock issued to Mr. Prince vests in five equal annual installments. The number of shares and fair market value of unvested restricted stock as of June 3, 2006 held by Mr. Prince was 1,227 shares and $8,601, respectively, based on a closing price of $7.01 per share of our common stock on The NASDAQ Global Market on June 2, 2006, the last trading date before June 3, 2006. Holders of restricted stock are entitled to vote such shares and receive dividends.
(3)	These amounts represent our discretionary and 401(k) matching contributions to our profit sharing plan.
(4)	This person is included because he would have been among the four highest paid executive officers but for the fact that this person was not serving as an executive officer at the end of fiscal 2006.

Stock Option Awards

The following table summarizes options granted during fiscal year 2006 to the named executive officers at fiscal year end.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Options Granted (1)(2)	% of Total Options Granted to Employees in FY06	Exercise or Base Price ($/sh)	Expiration Date	Fair Value at Grant Date(3)
Edward J. Richardson	—	—	$—	—	$—
David J. DeNeve	30,000	7.5%	7.990	6/20/2015	88,731
Gregory J. Peloquin	7,073	1.8%	8.350	10/19/2015	22,607
Joseph C. Grill	7,500	1.9%	8.350	10/19/2015	23,972
Wendy S. Diddell	6,803	1.7%	8.350	10/19/2015	21,744
Bruce W. Johnson	12,500	3.1%	8.350	10/19/2015	39,954
Robert L. Prince	7,500	1.9%	8.350	10/19/2015	23,972
Robert L. Prince	15,000	3.7%	7.760	8/30/2015	43,187

(1)	Options granted become exercisable in annual increments of 20%, beginning: October 19, 2006 for Mr. Johnson, Mr. Peloquin, Mr. Grill and Ms. Diddell; August 30, 2006 and October 19, 2006 for Mr. Prince; and June 20, 2006 for Mr. DeNeve.
(2)	Options granted under the option plan are exercisable for a period of up to ten years from the date of grant. Options terminate upon the optionee’s termination of employment with us, except under certain circumstances.
(3)	The fair value of the option at the grant date was calculated using the Black-Scholes option-pricing model, using the following assumptions: $.16 annual dividend per share, expected annual standard deviation of stock price of 43% and a risk-free interest rate of 4.0%.

The following table summarizes options exercised during fiscal year 2006 and presents the value of the unexercised options held by the named executive officers at fiscal year end:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR END OPTION VALUES

At June 3, 2006

Name	Options Exercised		Number of Unexercised Options held at Fiscal Year end		Value of Unexercised, In-the-money options at Fiscal Year end(1)
	Shares Acquired	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward J. Richardson	—	$—	—	—	$—	$—
David J. DeNeve	—	—	—	30,000	—	—
Gregory J. Peloquin	—	—	44,371	15,557	2,160	—
Joseph C. Grill	—	—	23,975	15,870	520	—
Wendy S. Diddell	—	—	5,000	26,803	—	—
Bruce W. Johnson	—	—	167,500	27,500	2,800	—
Robert L. Prince	—	—	83,425	31,200	2,750	—

(1)	Represents the difference between $7.01 per share (the closing price of our common stock on June 2, 2006) and the exercise price of the options.

Employment Agreements

David J. DeNeve is employed as our Senior Vice President, Chief Financial Officer and Treasurer under an employment agreement dated June 20, 2005, pursuant to which he receives a base salary which is reviewed annually and a bonus of 50% of his base salary if performance goals established annually are met. The agreement provides for payment to Mr. DeNeve for twelve months of his salary and bonus for the year in which such termination occurs prorated and accrued to the date of termination of employment without cause. During his employment term and for one year after termination for any reason, Mr. DeNeve is prohibited from competing against us. The agreement is for an indefinite term, during which Mr. DeNeve is employed on an at-will basis.

Wendy Diddell is employed as our Executive Vice President and General Manager, Security Systems Division/Burtek Systems under an employment agreement dated June 1, 2004, pursuant to which she receives a base salary which is reviewed annually and a bonus of 50% of her base salary if performance goals established annually are met. The agreement provides for payment to Ms. Diddell for twelve months of her salary and bonus for the year in which such termination occurs prorated and accrued to the date of termination of employment without cause. During her employment term and for one year after termination for any reason, Ms. Diddell is prohibited from competing against us. The agreement is for an indefinite term, during which Ms. Diddell is employed on an at-will basis.

Bruce W. Johnson retired as President on January 19, 2006 but continued with us as an employee and a member of our Board of Directors. On January 20, 2006, Mr. Johnson entered into an agreement with us which provides that Mr. Johnson will serve as President, Emeritus from January 20, 2006 until June 2, 2006 and as an employee of ours from June 3, 2006 until June 2, 2007. Under the agreement, Mr. Johnson will continue to receive a base salary of $430,000. Mr. Johnson will receive a quarterly payment equal to the greater of: (i) $26,875 per quarter or (ii) the bonus he would have been eligible for under the terms of his prior employment agreement which had a target annual bonus of 50% of base salary, payable quarterly. From January 20, 2006 until June 2, 2006, Mr. Johnson continued to receive car allowance and vacation benefits, at which point such benefits ceased. The title to the car owned by us and used by Mr. Johnson transferred to Mr. Johnson on June 2, 2006.

Gregory J. Peloquin is employed as our Executive Vice President and General Manager of RF, Wireless & Power Division under an employment agreement dated October 21, 1999, pursuant to which he receives a base salary which is reviewed annually and a bonus of 50% of his base salary if performance goals established annually are met. The agreement provides for payment to Mr. Peloquin for six months of his salary and bonus for the year in which such termination occurs prorated and accrued to the date of termination of employment without cause. During his employment term and for one year after termination for any reason, Mr. Peloquin is prohibited from competing against us. The agreement is for an indefinite term, during which Mr. Peloquin is employed on an at-will basis.

Robert L. Prince is employed as our Executive Vice President of Worldwide Sales Electron Device Group under an employment agreement dated June 6, 2000, pursuant to which he receives a base salary which is reviewed annually and a bonus of 50% of his base salary if performance goals established annually are met. The agreement provides for payment to Mr. Prince for one year equal to his salary and bonus for the 12-month period prior to termination in the event of termination of employment without cause or by Mr. Prince within 180 days after a sale to or merger into another company or change of control. During his employment term and for one year after termination for any reason, Mr. Prince is prohibited from competing against us. The agreement is for an indefinite term, during which Mr. Prince is employed on an at-will basis.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2006 were Messrs. Bouyer, Hodes and Rubinovitz. The members of the Stock Option Committee during fiscal 2006 were Messrs. Bouyer and Rubinovitz. See “Related Party Transactions” below.

Related Party Transactions

Mr. Hodes is a partner in the law firm of Bryan Cave LLP, which firm provided legal services to us in fiscal 2005 and 2006 and continues to provide legal services to us in fiscal 2007. Mr. Hodes was a partner in the law firm of McGuire Woods Ross & Hardies, which firm provided legal services to us in fiscal 2002, 2003 and 2004.

Mr. Allen has been a management consultant to us and presently provides management consultant services to us. In fiscal 2006, he received payments of $14,000 from us. We expect to retain Mr. Allen as a management consultant in fiscal 2007.

On January 20, 2006, we appointed Arthur R. Buckland to serve as our President and Chief Operating Officer and as a member of the Board of Directors. Mr. Buckland and we entered into an employment agreement on March 1, 2006, which formalized the terms of Mr. Buckland’s employment with us. Under the terms of the employment agreement, Mr. Buckland received an annual base salary of $480,000 and was eligible to receive an annual bonus with a target bonus opportunity of 50% of base salary. Of this bonus, $120,000 was guaranteed for the first full 12 calendar months of his employment. Mr. Buckland was also granted an option to purchase 50,000 shares of our common stock on January 20, 2006, which shares were to vest in three equal annual installments over three years; and he was provided with a car allowance in accordance with our auto plan. On April 4, 2006, Mr. Buckland resigned as President, Chief Operating Officer and Board Member. On May 9, 2006, we entered into a termination agreement with Mr. Buckland, which formalized the terms of Mr. Buckland’s departure from us.

On August 10, 2006, we entered into an agreement with Whitebox Advisors, LLC, and certain of its affiliates (collectively, the “Whitebox Parties”) (the “Whitebox Agreement”) to repurchase $8,000,000 in aggregate principal amount of our notes due 2011. Pursuant to the Whitebox Agreement, we will pay the sum of $8,840,000 for the $8,000,000 in aggregate principal amount of the notes that are collectively owned by the Whitebox Parties. Also as part of the Whitebox Agreement, we agreed to pay the Whitebox Parties a fee of 2% of the aggregate principal amount of the notes owned by the Whitebox Parties in exchange for a waiver of all breaches, defaults and events of default with respect to the notes or any of the transaction documents related thereto, which may arise through the date of the sale of the notes.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of August 21, 2006 (except as noted), concerning the beneficial ownership of our common stock and Class B common stock, before and as adjusted to reflect the sale of shares offered by this prospectus, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person who is known by us to be the beneficial owner of more than 5% of our common stock.

Because Class B common stock is convertible into common stock, the number of shares listed as owned under the common stock column in the table also includes the number of shares listed under the common stock column. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it. To the extent any of the persons listed below sells notes in this offering, the number of shares they will be deemed to own will decrease.

	Number of Shares of Common(1)(2)		Percent of Class Before Offering	Percent of Class After Offering	Number of Shares of Class B Common(3)		Percent of Class Before Offering	Percent of Class After Offering	Pecent of Total Voting if Class Voting Not Applicable
									Before Offering(3)	After Offering(3)
Directors and Officers:
Edward J. Richardson	3,104,955	(4)	17.76%	17.76%	3,077,915		99.51%	99.51%	67.95%	67.95%
Arnold R Allen	25,000	(5)	*	*	11,782	(6)	*	*	*	*
Jacques Bouyer	58,250	(7)	*	*	—		*	*	*	*
Scott Hodes	83,424	(8)	*	*	3,712		*	*	*	*
Bruce W. Johnson	181,267	(9)	1.24%	1.24%	—		*	*	*	*
Ad Ketelaars	—		*	*	—		*	*	*	*
John R. Peterson	35,000	(10)	*	*	—		*	*	*	*
Harold L. Purkey	57,000	(11)	*	*	—		*	*	*	*
Samuel Rubinovitz	55,431	(12)	*	*	825		*	*	*	*
David J. DeNeve	6,000	(13)	*	*	—		*	*	*	*
Wendy Diddell	14,338	(14)	*	*	—		*	*	*	*
Joseph C. Grill	31,151	(15)	*	*	—		*	*	*	*
Gregory J. Peloquin	52,677	(16)	*	*	—		*	*	*	*
Robert Prince	115,658	(17)	*	*	—		*	*	*	*
5% Holders:
DePrince, Race & Zollo, Inc.	2,511,837	(18)	17.44%	17.44%	—		*	*	5.54%	5.54%
Royce & Associates, LLC	1,819,878	(19)	2.64%	2.64%	—		*	*	4.01%	4.01%
Wells Fargo & Company	1,443,901	(20)	0.02%	0.02%	—		*	*	3.19%	3.19%
T. Rowe Price Associates, Inc.	1,291,166	(21)	8.63%	8.63%	—		*	*	2.81%	2.81%
Lee Munder Investments, Ltd.	875,346	(22)	6.08%	6.08%	—		*	*	1.93%	1.93%
Whitebox Advisors, LLC	775,945	(23)	5.11%	5.11%	—		*	*	1.68%	1.68%
Loomis Sayles & Company, L.P.	761,834	(24)	5.02%	5.02%	—		*	*	1.65%	1.65%
Executive Officers and Directors as a Group (20 persons)	3,973,816	(25)	23.80%	23.80%	3,082,452	(6)	99.66%	99.66%	70.00%	70.00%

(*)	Less than 1%.
(1)	Includes the number of shares listed under the column “Number of Shares of Class B Common.”
(2)	Except as noted, beneficial ownership of each of the shares listed is comprised of either sole investment and sole voting power, or investment power and voting power that is shared with the spouse of the Director or officer, or voting power that is shared with the Trustee of our Employees Stock Ownership Plan (“ESOP”) with respect to shares identified as allocated to the individual’s ESOP account.
(3)	Common Stock is entitled to one vote per share and Class B Common Stock is entitled to ten votes per share. Computation assumes that Class B Common Stock held or subject to acquisition pursuant to stock option is not converted.
(4)	Includes 3,077,915 shares of Common Stock which would be issued upon conversion of Mr. Richardson’s Class B Common Stock, and 27,040 shares of Common Stock allocated to the account of Mr. Richardson under the ESOP. Does not include 20,035 shares of Common Stock held by William G. Seils as custodian for Mr. Richardson’s sons, Alexander and Nicholas, and 7,897 shares of Common Stock held by Mr. Richardson’s wife, as to which Mr. Richardson disclaims beneficial ownership.

(5)	Includes 11,781 shares of Common Stock to which Mr. Allen holds stock options exercisable within 60 days and an additional 11,782 shares of Common Stock which would be issued upon conversion of 11,782 shares of Class B Common Stock as to which he also holds stock options exercisable within 60 days.
(6)	Includes 11,782 shares of Class B Common Stock as to which Mr. Allen holds stock options exercisable within 60 days.
(7)	Includes 50,000 shares of Common Stock to which Mr. Bouyer holds stock options exercisable within 60 days.
(8)	Includes 3,712 shares of Common Stock which would be issued upon conversion of Mr. Hodes’ Class B Common Stock. Also includes 45,000 shares of Common Stock to which Mr. Hodes holds stock options exercisable within 60 days.
(9)	Includes 177,500 shares of Common Stock for which Mr. Johnson holds stock options exercisable within 60 days. Also includes 1,767 shares of Common Stock allocated to the account of Mr. Johnson under the ESOP.
(10)	Includes 30,000 shares of Common Stock as to which Mr. Peterson holds stock options exercisable within 60 days.
(11)	Includes 30,000 shares of Common Stock as to which Mr. Purkey holds stock options exercisable within 60 days.
(12)	Includes 825 shares of Common Stock which would be issued upon conversion of Mr. Rubinovitz’ Class B Common Stock. Also includes 50,000 shares of Common Stock as to which Mr. Rubinovitz holds stock options exercisable within 60 days.
(13)	Includes 6,000 shares of Common Stock as to which Mr. DeNeve holds stock options exercisable within 60 days.
(14)	Includes 11,361 shares of Common Stock as to which Ms. Diddell holds stock options exercisable within 60 days.
(15)	Includes 29,660 shares of Common Stock as to which Mr. Grill holds stock options exercisable within 60 days. Also includes 753 shares of Common Stock allocated to the account of Mr. Grill under the ESOP.
(16)	Includes 50,157 shares of Common Stock as to which Mr. Peloquin holds stock options exercisable within 60 days. Also includes 1,028 shares of Common Stock allocated to the account of Mr. Peloquin under the ESOP.
(17)	Includes 92,350 shares of Common Stock as to which Mr. Prince holds stock options exercisable within 60 days. Also includes 7,642 shares of Common Stock allocated to the account of Mr. Prince under the ESOP.
(18)	DePrince, Race & Zollo, Inc. (“DePrince”) is an investment advisor having sole power to vote and dispose of these shares. Information disclosed in this table was provided by DePrince as of August 10, 2006. The address for DePrince is 250 Park Avenue South, Suite 250, Winter Park, FL 32789.
(19)	Royce & Associates, LLC (“Royce”), a direct wholly-owned subsidiary of Legg Mason, Inc., is an investment advisor having sole power to vote and dispose of these shares. Information disclosed in this table was provided by Royce as of March 31, 2006. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.
(20)	Includes 1,427,311 shares for which Wells Fargo & Company (“Wells Fargo”) maintains sole voting power and 1,396,101 shares for which Wells Fargo maintains sole dispositive power. Also includes 436,561 shares for which Wells Capital Management Incorporated (“Wells Capital”) maintains voting power, 1,367,961 shares for which Wells Capital maintains sole dispositive power, 942,950 shares for which Wells Fargo Funds Management, LLC (“Wells Funds”) maintains sole voting power and 28,140 shares for which Wells Funds maintains sole dispositive power. Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 13, 2006. The address for Wells Fargo is 420 Montgomery Street, San Francisco, CA 94104.
(21)	Includes 561,166 shares of Common Stock which would be issued on conversion of our notes. These securities are owned by various individuals and institutional investors including the T. Rowe Price Small Cap Value Fund, Inc. (which owns 730,000 shares, and all of the notes), for which T. Rowe Price Associates, Inc. (“Price Associates”), serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates serves as investment advisor with power to direct investments and/or power to vote a total of 1,291,166 shares. Information disclosed in this table was provided by Price Associates as of July 31, 2006. The address for Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(22)	Information disclosed in this table was obtained from a Schedule 13G filed with the SEC on February 13, 2006. The address for Lee Munder Investments, Ltd. is 200 Clarendon Street, T-28, Boston, MA 02116.
(23)	Consists of 775,945 shares of Common Stock which would be issued on conversion of our notes to the following beneficial owners of our notes, as follows: (a) 58,195 shares would be issued to Whitebox Intermarket Partners, L.P., (b) 48,496 shares would be issued to Guggenheim Portfolio Company XXXI, LLC, (c) 48,496 shares would be issued to Pandora Select Partners, LP, (d) 48,496 shares would be issued to Whitebox Diversified Convertible Arbitrage Partners LP, (e) 38,797 shares would be issued to HFR RVA Combined Master Trust Fund and (f) 533,462 shares would be issued to Whitebox Convertible Arbitrage Partners LP. Andrew Redleaf maintains voting and investment control over the notes held by these entities. Information disclosed in this table was provided by Whitebox Advisors, LLC as of August 7, 2006. The address for the Whitebox Advisors, LLC is 3033 Excelsior Boulevard, Suite 300, Minneapolis, MN 55413.
(24)	Consists of 761,834 shares of Common Stock which would be issued on conversion of our notes. Loomis Sayles & Company, L.P. (“Loomis”) is an investment advisor with power to direct investments and/or power to vote the securities. Clients of Loomis have the economic interest but no one client has such an interest relating to more than 5% of the class. Information disclosed in this table was provided by Loomis as of June 30, 2006. The address for Loomis is One Financial Center, Boston, MA 02111.
(25)	Does not include 20,035 shares of Common Stock held by certain members of such group as custodians under Uniform Gift to Minors Acts or 7,897 shares of Common Stock held by spouses of member of group. Includes 3,082,452 shares of Common Stock which would be issuable on conversion of Class B Common Stock, 745,858 shares of Common Stock issuable upon options exercisable within 60 days, 11,782 shares of Common Stock which would be issuable on conversion of Class B Common Stock issuable upon options exercisable within 60 days. Includes 49,227 shares of Common Stock held in trust for the benefit of our profit sharing trust and ESOP allocated to the accounts of all executive officers and directors as a group; such shares are ratably forfeitable in the event the officer leaves the employ of the Company prior to completing six years of service.

DESCRIPTION OF THE NOTES

We issued the notes under the indenture dated February 15, 2005 between us, Law Debenture Trust Company as successor trustee to J.P. Morgan Trust Company, National Association and J.P. Morgan Trust Company, as registrar, paying agent and conversion agent. We are summarizing certain important provisions of the notes and the indenture. You should refer to the specific terms of the indenture for a complete statement of the terms of the indenture and the notes. See “Where You Can Find More Information.” When we use capitalized terms that we do not define here, those terms have the meanings given in the indenture. Unless otherwise indicated, when we use references to Sections or defined terms, we mean Sections or defined terms in the indenture. The following summary is qualified by reference to the applicable provisions of the indenture, which we filed as an exhibit to the registration statement of which this prospectus is a part which is incorporated by reference herein. As used in this “Description of Notes” section, references to “Richardson,” “we,” “our,” or “us” refer solely to Richardson Electronics, Ltd. and not to our subsidiaries.

General

The notes are our unsecured senior subordinated obligations and are subordinated in right of payment to our Senior Indebtedness (as defined in “—Subordination” below) and rank senior to all of our other currently outstanding unsecured obligations. The notes mature on December 15, 2011 unless earlier converted, redeemed, or repurchased and have been issued in denominations of $1,000 and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes.

The notes may be converted into shares of our common stock at an initial conversion price of $18.00 per share of common stock. The conversion price is subject to adjustment if certain events occur, as described below. Upon conversion of a note, the holder will receive only shares of our common stock and a cash payment to account for any fractional share. The holder will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes were issued under the indenture dated February 15, 2005 between us and J.P. Morgan Trust Company as trustee. Subsequently, on             , J.P. Morgan Trust Company resigned as trustee, but remained the registrar, paying agent and conversion agent for the notes. We appointed Law Debenture Trust Company to be the successor trustee.

The indenture does not limit the amount of debt, including Senior Indebtedness, that we may issue or incur or, as described in “—Additional Notes” below the amount of notes we may issue. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not contain any financial covenants or restrictions on the payment of dividends or the issuance or repurchase of securities by us and contains only limited covenants on the incurrence of additional indebtedness. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under “—Repurchase at Option of Holder.”

The notes have been issued as fully registered securities, in denominations of $1,000 and whole multiples of $1,000 and are represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. A detailed description of the DTC book-entry system and the circumstances in which you are entitled to receive physical delivery of notes are set forth below under “Book-Entry Securities.”

Ranking

The notes are our unsecured senior subordinated obligations. The payment of principal of, and interest on, the notes, as set forth in the indenture, ranks senior to the following:

•	indebtedness of us to one of our subsidiaries;

•	indebtedness which by its terms is not superior in right of payment;

•	future indebtedness that is expressly made subordinate to the notes.

The notes rank on parity with the 8% notes.

The notes are subordinated to our Senior Indebtedness, including amounts borrowed under our amended credit agreement and future indebtedness that is not expressly subordinate to the notes. As of September 2, 2006, we had $68,460,891 in Senior Indebtedness.

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of our notes to have rights in those assets, are subject to the prior claim of any creditors of that subsidiary. As of September 2, 2006, our subsidiaries had $23,513,770 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Prior to December 19, 2006, we may not incur any Senior Indebtedness other than under our existing credit agreement. On and after December 19, 2006, we may from time to time incur additional indebtedness, including Senior Indebtedness. Our subsidiaries may also from time to time incur additional indebtedness and liabilities.

Payments on Notes; Transfers

Interest on the notes accrues from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for at 7 3/4% per year and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005, to the person in whose names the notes are registered at the close of business on June 1 and December 1 preceding the respective interest payment dates, except that the interest payable at maturity or upon redemption or repurchase by us will be paid to the same person to whom principal of the notes is payable. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. (Section 2.02)

Any payment otherwise required to be made in respect of the notes on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest will accrue as a result of a delayed payment of this kind. A business day is defined as a day other than a Saturday, Sunday or a day on which (i) the banks in Chicago, Illinois or New York, New York are required or permitted to be closed or (ii) the trustee’s principal corporate trust office is closed.

We will make payments on the notes and transfers of notes can be made at the office of the trustee.

Conversion

Except in the case of notes called for redemption, the holder of notes has the right, exercisable at any time up to and including the maturity date, to convert the notes at the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of common stock at the conversion price of $18.00 per share, subject to adjustment as described below. (Section 10.01) In addition, we may elect to automatically convert the notes at any time on or after December 19, 2006 and prior to maturity if the closing price of our common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 trading day period ending within five trading days prior to the date of the automatic conversion notice provided that (x) this registration statement is effective and available for use from the date we notify the holder of the automatic conversion through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the Registration Rights Agreement, or (y) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act. If we elect to automatically convert the notes, we will provide the holders with at least 20 but not more than 30 days’ notice prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the redemption date. Notice of redemption must be mailed not less than 10 and not more than 60 days prior to the redemption date.

Upon conversion, holders will not receive any cash payment of interest. However, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of those notes at the close of business on the record date will receive the interest payable on those notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a repurchase date following a change of control that is during that period, or (3) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to that note. (Section 10.03) The conversion price is subject to adjustment upon the occurrence of certain events, including:

•	the payment of a dividend in shares of common stock to holders of common stock;

•	the payment of a dividend in cash in an amount per share of common stock in excess of $0.16 per year;

•	the subdivision, combination or reclassification of outstanding shares of common stock;

•	the issuance to all holders of common stock of rights or warrants entitling them for a period expiring within 45 days after the record date to purchase shares of common stock (or securities convertible into common stock) at a price per share (or having a conversion price per share) less than the then current market price per share of the common stock on that record date; and

•	the distribution to holders of common stock of any assets or debt securities or (excluding cash dividends which are not in excess of $0.16 per share of common stock per year) rights or warrants (other than those referred to above) to purchase securities. (Sections 10.07-10.09)

No adjustment of the conversion price must be made until cumulative adjustments amount to at least $.10 in the conversion price. (Section 10.12) Conversion price adjustments, or the omission to make such adjustments, may in certain circumstances result in constructive distributions that could be taxable as dividends, to holders of notes or common stock issuable on conversion thereof.

Redemption at Our Option

The notes are not redeemable by us at any time prior to December 19, 2006. On or after December 19, 2006, but prior to December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption provided that the closing price of our common stock has been at least 125% of the conversion price for 20 trading days during any 30 trading day period prior to the date of mailing of the redemption notice. On or after December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. (Section 3.01)

If the redemption date is an interest payment date, interest will be paid on that interest payment date to the record holder on the relevant record date.

We will provide not less than 10 nor more than 60 days’ notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. (Section 3.03)

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. (Section 3.02) If the trustee selects a portion of a holder’s notes for partial redemption and such holder converts a portion of such notes, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.06)

We may not redeem the notes if we have failed to pay any interest on the notes when due and this failure to pay is continuing. We will notify all of the holders of the notes if we redeem any of the notes. (Section 3.01)

Repurchase at Option of Holder

If a change of control occurs, each holder has the right, at such holder’s option, to require us to repurchase for cash all of such holder’s notes or any portion of the principal amount of such holder’s notes that is equal to $1,000 or any integral multiple of $1,000. A change of control is deemed to have occurred if:

•	any person or group, other than Mr. Richardson, (i) becomes the direct or indirect beneficial owner of more than 50% of the total voting power of all shares of our voting stock or (ii) has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or another person consolidates with, or merges with or into, us and the persons that beneficially owned, directly or indirectly, our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the surviving person;

•	we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our consolidated assets and the persons that beneficially owned, directly or indirectly, the shares of our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the transferee; or

•	we are dissolved or liquidated.

However, a change of control will not be deemed to have occurred if either:

•	the last reported sale price of our common stock for any five trading days during the ten trading days immediately preceding the change of control is at least equal to 105% of the conversion price immediately before the change of control; or

•	in the case of a merger or consolidation, at least 90% of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change of control consists of capital stock traded on a United States national securities exchange or quoted (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such capital stock, excluding cash payments for fractional shares. (Section 1.01)

This repurchase will occur on the date which is not more than 45 days after the date of our notice of a change of control. We will repurchase these notes at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding the date of repurchase. We are required to provide notice of any change of control and of the repurchase right to all holders on or before 30 days after the change of control. (Section 3.07)

We may choose to pay the change of control repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock (provided that in any event we will pay any accrued and unpaid interest in cash).

If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the change of control repurchase price to be paid in shares of our common stock divided by 97.5% of the market price of our common stock. The market price of our common stock will be determined prior to the applicable change of control repurchase date as described below. If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares in an amount based upon the market price of our common stock. (Section 3.08)

“Market price” means, with respect to any change of control repurchase date, the average of the last reported sale price of our common stock for the 20 consecutive trading days ended on the third business day prior to the applicable change of control repurchase date (or, if the third business day is not a trading day, then ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of the 20 trading-day period and ending on the applicable change of control repurchase date of any event requiring an adjustment of the conversion rate under the indenture.

Because the market price of our common stock is determined prior to the applicable change of control repurchase date, you will bear the market risk with respect to the value of the shares of our common stock, if any, to be received from the date the market price is determined to the date you received the shares. In addition, the market price of our common stock is an average price rather than the price as of a single date.

The rights of the holders to require us to repurchase their notes upon a change of control could discourage a potential acquirer of us. The change of control repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control repurchase feature is a common term contained in other offerings of debt securities similar to the notes that have been issued in comparable transactions.

The term “change of control” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a change of control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of change of control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the sale, assignment, conveyance, transfer, lease or other disposition of less than all of our assets may be uncertain.

If a change of control were to occur, we may not have enough funds to pay the change of control repurchase price. In addition, our credit agreement imposes significant operating and financial restrictions on us. These restrictions include limitations on our borrowings under the credit agreement. As a result of these restrictions, we may not be able to repurchase our notes without being in default under our credit agreement. If we fail to repurchase the notes when required following a change of control, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness (including our credit agreement) with similar change of control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Our obligation to make a repurchase upon a change of control will be satisfied if a third party makes the change of control repurchase offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change of control repurchase offer made by us, purchases all notes properly tendered and not withdrawn under the change of control repurchase offer and otherwise complies with its obligations in connection therewith. (Section 3.07)

Notice of Certain Transactions

If we:

•	take any action which would require an adjustment in the conversion price;

•	consolidate or merge with, or transfer all or substantially all of our assets to, another corporation, and our stockholders must approve the transaction; or

•	are to be dissolved or liquidated;

the holders of the notes may want to convert into common stock prior to the record or effective date for the transaction so that such holder may receive the rights, warrants, securities or assets which a holder of common stock on that date may receive. Therefore, we are required to provide the holders of the notes and the trustee notice of the transaction including the proposed record or effective date, as the case may be. The notice must be mailed at least 10 days prior to the record or effective date. However, failure to mail the notice will not affect the validity of the transaction. (Section 10.15)

Subordination

The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal of, premium, if any, and interest on all Senior Indebtedness. Upon maturity of any Senior Indebtedness, payment in full must be made on the Senior Indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of, premium, if any, or interest on Senior Indebtedness, we may not make any payment on or in respect of the notes. (Section 11.02) Upon any distribution of our assets in any dissolution, winding-up, liquidation or reorganization, payment of the principal of, and interest on, the notes will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of all Senior Indebtedness. (Section 11.03) This subordination will not prevent the occurrence of any Event of Default (as defined in “—Defaults and Remedies” below). (Section 11.11)

“Senior Indebtedness” means the principal of, premium (if any) and interest or borrowings made under the credit agreement and our other Indebtedness outstanding at any time other than:

•	Indebtedness to a subsidiary for money borrowed or advanced from any such subsidiary;

•	Indebtedness which by its terms is not superior in right of payment to the notes;

•	all other future Indebtedness which by its terms is not superior in right of payment to the notes.

“Indebtedness” means:

•	any of our debt (1) for borrowed money, capitalized leases, and purchase money obligations or (2) evidenced by a note, letter of credit or similar instrument given in connection with the acquisition, other than in the ordinary course of business, of any property or assets;

•	any debt of others described in the preceding clause which we have guaranteed or for which we are otherwise liable; and

•	any amendment, renewal, extension or refunding of any such debt. (Section 11.01)

As of September 2, 2006, the outstanding amount of our Senior Indebtedness was $68,460,891.

By reason of this subordination, in the event of insolvency, holders of notes may recover less ratably than our general creditors.

The notes rank on parity with the 8% notes.

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of September 2, 2006, our subsidiaries had $23,513,770 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Registration Rights of Holders of the Notes

When we issued the notes, we entered into a registration rights agreement with the initial holders of the notes. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to keep the registration statement effective until February 15, 2007 (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

We will provide to each registered holder copies of this prospectus and take certain other actions as are required to permit unrestricted re-sales of the notes and the common stock issuable upon conversion of the notes. A holder who sells securities pursuant to the shelf registration statement of which this prospectus forms a part generally will be required to be named as a selling stockholder in this prospectus (or a supplement or amendment to this prospectus) and to deliver this prospectus (together with any prospectus supplement or amendment) to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 30 consecutive days, or an aggregate of 90 days in any 365 day period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole; provided, however, that these limits do not apply if our board of directors determines in its good faith judgment, that there is a reasonable possibility that a sale of the notes pursuant to the prospectus would result in a violation of the Securities Act. Each holder, by its acceptance of a new note, agrees to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence.

Additional Notes

Pursuant to the indenture, we may, from time to time, without the consent of the holders of the notes, create and issue additional notes which will have terms and conditions identical to those of the notes, except that any such additional notes:

•	may have a different issue date from the new notes,

•	may have a different amount of interest payable on the first interest payment date after issuance than is payable on other new notes,

•	may have additional terms and conditions required to conform to applicable provisions of the Securities Act of 1933, as amended, or any registration rights agreement to which such additional notes are subject and

•	may have other appropriate terms and conditions, provided that such additional terms and conditions do not adversely effect the holder of any then existing notes in any material respect. In no event should any terms and conditions of any additional notes cause the additional notes to constitute a different class of securities from the notes for U.S. income tax purposes. (Section 204)

Defaults and Remedies

The term “event of default” when used in the indenture means any one of the following:

•	failure to pay interest for 30 days (whether or not prohibited by the subordination provisions);

•	failure to pay principal when due at maturity or upon redemption or repurchase (whether or not prohibited by the subordination provisions);

•	failure to convert the notes into shares of common stock upon exercise of a holder’s conversion right, unless that failure is cured within five days after written notice of default is given to us by the trustee or the holder of that note;

•	failure to repurchase at the option of the holder upon a change of control;

•	failure to provide notice of the occurrence of a change of control and repurchase of the notes at the option of the holder upon a change of control;

•	failure to redeem the notes after we have exercised our option to redeem;

•	failure to perform any other covenant for 30 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	acceleration of the maturity of any Indebtedness of ours or any of our subsidiaries in any one case or in the aggregate in excess of $10,000,000, if such acceleration is not rescinded, annulled or otherwise cured within 30 days after notice to us; and

•	certain events of bankruptcy, insolvency or reorganization of us or any of our subsidiaries. (Section 6.01)

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give the holders of the notes notice of all uncured defaults known to it (the term “default” to include the events specified above, without grace or notice), provided that, except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of notes. (Section 7.05)

In case an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the trustee if given by the holders of the notes), may declare the principal of and all accrued and unpaid interest on all the notes to be due and payable immediately. In case of certain events of bankruptcy or insolvency involving us or any of our subsidiaries, the principal and accrued and unpaid interest on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults. (Section 6.02)

Defaults (except, unless therefore cured, a default in payment of principal of, premium, if any, or interest on the notes or a default with respect to a provision which cannot be modified under the terms of the indenture without the consent of each holder of notes affected) may be waived by the holders of a majority in principal amount of the outstanding debentures upon the conditions provided in the indenture. (Section 6.04)

The indenture requires us to file periodic reports with the trustee as to the absence of defaults. (Section 4.03)

Modification of the Indenture

The indenture contains provisions permitting us and the trustee without the consent of any holder of notes to supplement or amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for certificated notes, to add to our covenants, to surrender any of our rights or powers, to provide for conversion rights or issuance of additional notes pursuant to the indenture, to reduce the conversion price, subject to applicable NASDAQ marketplace rules, to comply with SEC requirements, to make changes necessary in connection with the registration of the notes and the shares of our common stock upon conversion of the notes, or to make any change that does not materially and adversely affect the rights of any holder of notes. (Section 9.01) Otherwise, our rights and obligations and the rights of holders of notes may be modified by us and the trustee only with the consent of the holders of not less than a majority in principal amount of notes then outstanding. No waiver of a default in the payment of the principal of or interest on a note or reduction in the principal of or the premium or the interest rate on the notes or a change in the percentage of holders required for modification of the indenture and no extension of the maturity of any note or in the time of payment of interest and no change that materially and adversely affects the right to convert a note will be effective against any holder of notes without that holder’s consent. (Section 9.02)

Satisfaction and Discharge of the Indenture

The indenture will be discharged and canceled if all the notes have been delivered to the trustee for cancellation or upon deposit with the trustee, within not more than six months prior to the maturity or redemption of all the notes, of funds sufficient for such payment or redemption. (Section 8.01)

The Registrar, Paying Agent and Conversion Agent

J.P. Morgan Trust Company, National Association, is the registrar, paying agent and conversion agent under the indenture. JPMorgan Chase Bank, N.A. (formerly known as Bank One, NA), an affiliate of the registrar, paying agent and conversion agent, has provided us with our principal banking services, including bank accounts and normal banking transactions for a number of years. We have obtained loans from JPMorgan Chase Bank, N.A., in the past and JPMorgan Chase Bank, N.A., together with other lenders, extended a line of credit in the amount of approximately $97,500,000 (the size of the credit line varies based on fluctuations in foreign currency exchange rates) to us pursuant to our credit agreement, of which $68,428,965 was outstanding as of September 2, 2006.

The Trustee

Law Debenture Trust Company of New York is the trustee under the indenture. J.P. Morgan Trust Company, the original trustee, resigned as trustee on January 11, 2006 and was replaced by Law Debenture Trust Company. The holders of a majority in principal amount of all outstanding notes have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the trustee, providing that such direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the right of another holder of and would not subject the trustee to personal liability. (Section 6.05) The indenture provides that in case an event of default occurs and is known to the trustee (and is not cured), the trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its rights and powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they will have offered to the trustee security and indemnity satisfactory to it. (Section 7.01)

Governing Law

The indenture and the notes are governed by and construed in accordance with the internal laws of the State of Illinois. (Section 12.09)

Book-Entry Securities

The notes are book-entry securities and were issued in the form of one or more global securities deposited with DTC as evidence of all of the notes. This means that we do not issue certificates to each holder. We issued one or more global securities to DTC, which keeps a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant keeps a record of its clients who own beneficial interests in the global securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities are shown on, and transfers of beneficial interests in global notes are made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its beneficial interest to exercise any rights of a holder of notes under the indenture.

We will make payments on the global securities to DTC or its nominee, as the sole registered owner and holder of the global securities. Neither we nor the trustee nor any of our respective agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

DTC has informed us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

A global security will be exchanged for certificated notes if (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days, (2) an Event of Default has occurred and is continuing or (3) we decide that the global security will be exchangeable. If that occurs, we will issue notes in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for notes equal in principal amount to that beneficial interest and to have those notes registered in its name. We will issue the certificates for the notes in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we will issue them in registered form only, without coupons. (Section 2.07)

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

We are party to various debt instruments. The following is a summary description of those debt instruments which we have an outstanding aggregate principal amount in excess of $5.0 million.

8% Notes

On November 21, 2005, we sold $25,000,000 in aggregate principal amount of our 8% notes to qualified institutional buyers in a private placement. The 8% notes bear interest at a rate of 8% per year, payable semi-annually on June 15 and December 15 of each year, beginning June 15, 2006. The 8% notes mature on June 15, 2011. We used the net proceeds from the sale of the 8% notes to repay amounts outstanding under our credit agreement. We entered into two separate agreements in August 2006 with certain holders of our 8% notes to purchase $14,000,000 of the 8% notes. On September 8, 2006, we purchased $6,000,000 of the $14,000,000 of the 8% notes. We expect to purchase the remaining $8,000,000 of the $14,000,000 of the 8% notes in December 2006. We have also redeemed all of our outstanding 7 1/4% debentures on December 30, 2005 and 8 1/4% debentures on December 23, 2005 by reborrowing amounts under our credit agreement to effect these redemptions.

The 8% notes were issued pursuant to an indenture, which we refer to as the “8% indenture,” dated as of November 21, 2005, between us and Law Debenture Trust Company of New York, as trustee, whom we refer to as the “8% trustee,” and J.P. Morgan Trust Company, National Association, as registrar, paying agent and conversion agent, whom we refer to as the “paying agent.”

General

The 8% notes are unsecured obligations and are junior in priority to our Senior Indebtedness (as defined below), as described under “Ranking,” and rank on parity with the notes and all future senior subordinated indebtedness. As of October 26, 2006, there was $19,000,000 principal amount of the 8% notes outstanding.

We have agreed to register the resale of the 8% notes and common stock issuable upon conversion of the 8% notes with the Securities and Exchange Commission.

The 8% notes were issued under the 8% indenture, as described above. The 8% indenture limits the amount of debt, including Senior Indebtedness, that we may issue or incur prior to November 21, 2008. The 8% indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

Ranking

The 8% notes are unsecured obligations. The payment of principal of, and interest on, the 8% notes as set forth in the 8% indenture, ranks subordinate to the following:

•	amounts borrowed under our credit agreement; and

•	future indebtedness that is expressly made senior to the 8% notes (together, “Senior Indebtedness”).

The 8% notes rank on parity with the notes and are senior to our 7 1/4% debentures, our 8 1/4% debentures and any other indebtedness not expressly senior to on parity with the 8% notes. (Section 11.01 of the 8% indenture). The 8% notes will mature prior to the notes.

Conversion

The 8% notes may be converted into shares of our common stock at an initial conversion price of $10.31 per share of common stock, which represents a 25% premium over the closing price of our stock on November 18, 2005. If fully converted, the 8% notes would convert into approximately 1,842,871 shares of our common stock. The conversion price for the 8% notes is subject to adjustment if certain events occur, as described below. Upon conversion of any 8% notes, holders receive only shares of our common stock and a cash payment to account for any fractional share. Holders do not receive any cash payment for interest accrued and unpaid to the conversion date. (Section 10.01 of the 8% indenture).

Under the terms of the 8% notes, holders may convert the 8% notes into shares of our common stock at any time prior to their maturity date. We may also elect to automatically convert the 8% notes if the trading price of our common stock exceeds 150% of the conversion price for at least 20 trading days during any 30 trading day period. If we exercise our conversion right prior to December 20, 2008, we must make an additional payment, in cash or common stock, to each holder equal to $240 for each $1,000 aggregate principal amount of 8% notes, less any interest actually provided for or paid on such 8% notes. If this additional payment is made in common stock, the common stock will be valued at 97.5% of its average closing price over a specified period. In addition, if we experience a change of control and 10% or more of the consideration received by the holders of common stock consists of cash or securities not listed or scheduled to be listed on a national securities exchange or The NASDAQ Global Market, and the 8% note holder elects to convert prior to December 20, 2008, then the conversion price shall be increased as provided in the 8% indenture. (Section 10.02 of the 8% indenture).

Redemption

The outstanding debentures are redeemable after December 20, 2008 at our option, as a whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the outstanding debentures to be redeemed plus accrued and unpaid interest, if any, to, and including, the date or redemption. (Section 3.01 of the 8% indenture).

Not less than 20 nor more than 60 days prior to redemption, we will provide notice of redemption by mail to registered holders of the 8% notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those outstanding debentures or portions of outstanding debentures called for redemption. (Sections 3.03 and 3.04 of the 8% indenture).

If we decide to redeem fewer than all of the outstanding debentures, the paying agent will select the 8% notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the paying agent considers fair and appropriate. If the paying agent selects a portion of a holder’s 8% notes for partial redemption and the holder converts a portion of the holder’s 8% notes, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.02 of the 8% indenture).

We may not redeem the 8% notes if we have failed to pay any interest on the 8% notes when due and this failure to pay defaulted interest is continuing. We will notify all of the holders of the 8% notes if we fail to make any interest payment. (Section 3.01 of the 8% indenture).

The 8% notes are also redeemable at the option of the holders upon a change of control of Richardson as defined in the 8% indenture, termination of trading of our common stock and in certain other circumstances. We may also be required to offer to redeem the 8% notes if we repurchase or redeem the notes or if we incur additional Senior Indebtedness (other than indebtedness under our credit agreement) or other indebtedness that ranks equally and ratably with the 8% notes. (Section 3.07 of the 8% indenture).

Credit Agreement

On October 29, 2004, we entered into a credit agreement with a syndicate of financial institutions and institutional lenders arranged by JPMorgan Chase Bank, N.A. The credit agreement consisted of a Canada facility, an Euro facility, a Japan facility, a Sweden facility, a UK facility and a U.S. facility in the amount of approximately $109,000,000 (the size of the credit line varies based on fluctuations in foreign currency exchange rates).

At March 4, 2006, we were not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio and tangible net worth covenants. On August 4, 2006, we received a waiver from our lending group for the default and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14,000,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain transactions contemplated by us; (v) eliminated our Sweden Facility; (vi) reduced our Canada Facility by approximately $5,400,000; (vii) changed the definition of “Adjusted EBITDA” for covenant purposes; and (viii) provided that we maintain excess availability on the borrowing base of not less than $10,000,000.

All borrowings and letters of credit under the credit agreement are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Funds borrowed pursuant to the credit agreement may be used for general corporate purposes and to provide funds to refinance existing indebtedness.

Interest and Fees

The interest rates per annum applicable to loans under our credit agreement will vary depending on which facility the loans are made under. The borrowings under the U.S. facility may be made at an interest rate of (determined at our discretion):

•	a base rate plus an applicable margin percentage or

•	a Eurocurrency rate plus an applicable margin.

The base rate will be the greater of (i) the prime rate or (ii) one-half of 1% over the weighted average of rates on overnight federal funds as published by the Federal Reserve Bank of New York. The Eurocurrency rate will be LIBOR. We expect that the applicable margin percentage over LIBOR will initially be no lower than a percentage per annum equal to 1.50%. After the delivery by us of the financial statements and compliance certificate for each fiscal quarter, the applicable margin percentage will be subject to adjustments based upon the ratio of our consolidated total debt to our consolidated adjusted EBITDA (as defined in the credit agreement) being within certain defined ranges.

Guarantors

Our credit agreement is guaranteed by Richardson Electronics, Ltd. and our subsidiary, Richardson International, Inc.

Restrictive Covenants and Other Matters

The credit agreement includes customary covenants that are substantially similar to those contained in our prior credit agreement. Subject to certain exceptions, these covenants restrict or limit our ability and the ability of any subsidiaries to, among other things:

•	incur liens, including negative pledges;

•	engage in mergers, consolidations and sales of assets;

•	incur additional indebtedness;

•	pay dividends, redeem stock and redeem and/or prepay other indebtedness (including the notes being offered in this offering and the 8% notes);

•	make investments (including loans and advances);

•	enter into transactions with affiliates;

•	amend or otherwise alter our certificate of incorporation and bylaws; and

•	amend the indenture relating to the notes and the 8% notes.

In addition, the credit agreement requires us to maintain compliance with a number of financial ratios on a quarterly basis. These include: a maximum total leverage ratio test, a minimum interest coverage ratio test, and a consolidated net worth ratio test. These financial covenants will become more restrictive over time. For the quarter ended May 28, 2005, we were not in compliance with the covenant with respect to the fixed charge coverage ratio and received a waiver from our lenders for the default. For the quarter ended September 3, 2005, we were not in compliance with the covenant with respect to tangible net worth and received a waiver from our lenders for the default. For the quarter ended March 4, 2006, we were not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio, and tangible net worth covenants and received a waiver from our lenders for the default. See “Risk Factors—We were not in compliance with certain financial covenants of our credit agreement for the quarters ended March 4, 2006, September 3, 2005 and May 28, 2005, and may not be able to comply with these financial covenants in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The credit agreement contain customary events of default, including upon a change of control. If such an event of default occurs, the lenders under our credit agreement are entitled to take various actions, including the acceleration of amounts due under the credit agreement.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 30,000,000 shares of common stock, par value $.05 per share, 10,000,000 shares of Class B common stock, par value $.05 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of September 2, 2006 there were 14,403,442 shares of common stock outstanding, 3,092,985 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

The following summary is qualified by reference to the applicable provisions of Delaware law and our certificate of incorporation and by-laws. This is not a complete description of the important terms of Delaware law, our certificate of incorporation or by-laws. If you would like more information on the provisions of our certificate of incorporation or by-laws, you may review our certificate of incorporation and our by-laws, each of which is incorporated by reference as an exhibit to the registration statement we have filed with the SEC. See “Where You Can Find More Information.”

Common Stock

The holders of our common stock are entitled to one vote for each share they own and vote together with holders of Class B common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of common stock or the par value of those shares; or

•	alter or change the powers, preferences or special rights of shares of the common stock so as to affect the holders thereof adversely.

The common stock does not have cumulative voting rights. As a result, stockholders voting a majority of the votes (including Mr. Richardson, who owned shares having approximately 68.0% of the voting power at August 21, 2006) at any annual meeting are able to elect all of the directors to be elected.

Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the Class B common stock to receive a dividend when the holders of common stock receive a dividend, the holders of common stock are entitled to dividends as may be declared by our board of directors. With respect to cash dividends, the Class B common stock is limited to a dividend equal to 90% of any dividend on the common stock. Any stock dividend on common stock shall be paid in additional shares of common stock and a stock dividend of an equal number of shares of Class B common stock shall be paid on the Class B common stock. Upon liquidation, holders of common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of common stock and Class B common stock on an equal basis with the holders of Class B common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

The transfer agent and registrar for our common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Class B Common Stock

The holders of our Class B common stock are entitled to ten votes for each share they own and vote together with holders of common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our Class B common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of Class B common stock or par value of those shares; or

•	alter or change the powers, preferences or special rights of the Class B common stock so as to affect the holders thereof adversely.

The Class B common stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the common stock to receive a dividend when the holders of Class B common stock receive a dividend, the holders of Class B common stock are entitled to the dividends declared by our board of directors. With respect to cash dividends, the holders of Class B common stock are subject to the further limitation that dividends on a share of Class B common stock equal only 90% of any dividend on a share of common stock. Any stock dividend on Class B common stock shall be paid in additional shares of Class B common stock and a stock dividend of an equal number of shares of common stock shall be paid on the common stock. Upon liquidation, holders of Class B common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of Class B common stock and common stock on an equal basis with the holders of common stock. All of the outstanding shares of Class B common stock are fully paid and nonassessable. Holders of Class B common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B common stock. The Class B common stock is subject to transfer and conversion restrictions described below.

The transfer agent and registrar for our Class B common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Restrictions On Transfer

Shares of Class B common stock are not freely transferable. A holder of shares of Class B common stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a “Permitted Transferee” (as defined below). A transfer of Class B common stock to any person or entity other than a “Permitted Transferee” will result in the automatic conversion of those shares of Class B common stock into shares of common stock on a share-for-share basis. Accordingly, no trading market will develop in the Class B common stock.

The “Permitted Transferees” of an individual holder of shares of Class B common stock are generally described as follows:

•	that stockholder’s spouse;

•	any lineal descendant of a grandparent of that stockholder, including adopted children, and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the “Class B stockholder’s family members”);

•	a trust for the sole benefit of that stockholder, that Class B stockholder’s family members and certain charitable organizations;

•	certain charitable organizations established by that stockholder or that Class B stockholder’s family members;

•	a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or that Class B stockholder’s family members or a trust for the sole benefit of that stockholder, that Class B stockholder’s family members, and certain charitable organizations;

•	the estate of that stockholder; and

•	an employee stock ownership plan of ours.

Shares of Class B common stock held by a partnership or corporation may be transferred to a person who had transferred those shares to that partnership or corporation (and to that person’s Permitted Transferees) or, if record and beneficial ownership of those shares of Class B common stock were acquired by that partnership or corporation on or prior to December 10, 1986, to the partners or stockholders as of that date, and to the Permitted

Transferees of those partners or stockholders. Shares held by trusts that are irrevocable on December 10, 1986 may be transferred to any person to whom or for whose benefit the principal of the trust may be distributed under the terms of the trust and that person’s Permitted Transferees. Shares held by all other trusts (whether or not in existence as of December 10, 1986) may be transferred to the person who transferred those shares of Class B common stock to the trust and that person’s Permitted Transferees. Shares held by the estate of a holder of Class B common stock may be transferred to Permitted Transferees of that holder of Class B common stock. Shares held in any of our employee benefit plans may be transferred to the participant for whose account the shares were held or his Permitted Transferee.

Shares of Class B common stock may only be registered in the name of the beneficial owner thereof and not in a “street” or “nominee” name. The “beneficial owner” of shares of Class B common stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

Shares of Class B common stock are convertible into common stock on a share-for-share basis at all times at the option of the holder without cost to the holder (except to the extent of any stamp or similar tax payable where the converting holder of Class B common stock desires that the certificate representing the resulting common stock be issued in a name other than that of the holder of the converted Class B common stock). In general, the conversion will be effective as of the date the Class B common stock is surrendered to us for conversion.

Any transfer, pledge or other disposition of shares of Class B common stock other than to a Permitted Transferee will result in an automatic conversion to common stock, on a share-for-share basis.

If at any time the number of issued and outstanding shares of Class B common stock falls below 10% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock, all the outstanding shares of Class B common stock immediately and automatically will be converted into shares of common stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B common stock will thereafter be deemed to represent a like number of shares of common stock. As of September 2, 2006, the outstanding Class B common stock represented approximately 17.7% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock.

All shares of Class B common stock received by us upon conversion thereof into common stock will be returned to the status of authorized but unissued shares of Class B common stock.

Future Issuance

Except for shares of Class B common stock reserved for issuance under outstanding options or issued in connection with stock splits, stock dividends, reclassifications or other subdivisions, we cannot issue additional shares of Class B common stock without the authorization of the holders of a majority of the outstanding shares of common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix certain of the rights, preferences, privileges, and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether those dividends will be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

General

Delaware general corporate law, our certificate of incorporation, and our by-laws contain provisions that could make it more difficult for someone to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

Class B Common Stock

The holders of our Class B common stock are entitled to 10 votes for each share they own and as of September 2, 2006 represented approximately 68.2% of our aggregate voting power. As a result, the holders of Class B common stock have the ability to elect our board of directors. So long as the holders of Class B common stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation, or sale of assets involving us.

Removal of Directors

Our by-laws provide that we will have ten directors and we currently have one vacancy. We have a single class of directors, with each director standing for election at each annual meeting of stockholders. Pursuant to our by-laws, a director or the entire board of directors may be removed for or without cause at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock and Class B common stock entitled to vote.

Filling Vacancies on the Board

Our by-laws provide that, subject to the rights of holders of any shares of preferred stock, vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

Special Meetings

Special meetings of stockholders may be called only by the chairman of the board of directors, president or secretary or upon the request of a majority of the entire board of directors. Business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting.

Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NASDAQ Global Market, for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also issue additional shares to dilute the stock ownership of persons seeking to obtain control of us. At September 2, 2006, we had 14,336,331 authorized but unissued shares of common stock and 1,260,227 shares of treasury stock. In addition, depending upon the rights associated with any preferred stock we might issue, we could further inhibit a change of control by making the removal of directors more difficult or restricting the payment of dividends and other distributions to the holders of common stock.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that that stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. We believe that Mr. Richardson is not subject to the restrictions of Section 203 because he has owned 15% or more of our voting stock for more than three years.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences relating to the purchase, ownership, conversion and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax consequences relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, which we refer to as “IRS”, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchase notes for cash and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax consequences applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	partnerships or other pass-through entities or investors in such entities;

•	banks, insurance companies or other financial institutions;

•	persons subject to the U.S. federal estate, gift or alternative minimum tax arising from the purchase, ownership, conversion or disposition of the notes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes in connection with a straddle, hedging, conversion or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership, conversion and disposition of the notes and common stock.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or common stock into which the notes may be converted. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “—Consequences to Non-U.S. Holders” below. As used herein, the term “U.S. holder” means a beneficial owner of a note or common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is accrued or received in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchase a note for an amount that is less than its stated redemption price at maturity (i.e., the par amount of the note), the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount.

Generally, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless you previously have included in income this market discount pursuant to an election to include market discount in income as it accrues, or pursuant to a constant yield election. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to you as if you had sold the note in a taxable transaction at its then fair market value. In addition, you may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock.

Amortizable Premium

If your tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, you will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. You may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. Generally, you may use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Constructive Dividends

The terms of the notes provide for changes in their conversion price in certain circumstances. See above under “Description of the Notes-Conversion.” Holders of the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes generally will not be deemed to result in a constructive distribution of stock. However certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes

Except as set forth below under “—Conversion of the Notes,” upon the sale, exchange, redemption, repurchase or other taxable disposition of a note, you generally will recognize gain or loss to the extent of the difference between (1) the sum of the cash and the fair market value of any property received on such disposition (except to the extent attributable to the payment of accrued and unpaid interest on the note, which generally will be taxed as ordinary income to the extent that you have not previously recognized this income), and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by market discount that you have previously included in income with respect to the note and decreased by any premium that you have taken into account with respect to the note. Except as set forth above under “—Market Discount,” any such gain or loss you recognize upon such taxable disposition of a note will be capital gain or loss. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if, at the time of such disposition, the note had been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

Generally, you will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share, and the holding period for the common stock received on conversion generally will include the holding period of the note converted.

To the extent, however, that any common stock received upon conversion is considered attributable to accrued interest not previously included in income, the receipt of the common stock will be taxable as ordinary income. Your tax basis in the shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such common stock will begin on the day following the date of conversion.

Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss, which is equal to the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “—Sale, Exchange, Redemption, or Other Taxable Disposition of Common Stock.”

Dividends

If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. With respect to non-corporate U.S. holders for taxable years beginning after December 31, 2002 and before January 1, 2011 such dividends generally are taxed at a preferential maximum rate of 15% provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock

If you convert your notes into our common stock, then upon the sale, exchange, redemption or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your adjusted tax basis in the common stock. Your tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” Except as set forth above under “—Market Discount,” any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS, other than with respect to corporations and other exempt holders, with respect to interest on the notes, dividends paid on the common stock and proceeds received from a disposition of the notes or shares of common stock. Unless you are an exempt recipient such as a corporation, you may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or “TIN”, which for an individual is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability and may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or common stock into which the notes may be converted. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or common stock that is a nonresident alien individual or a corporation, trust or estate that is not a U.S holder.

“Non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences on the sale, exchange or other disposition of the notes or common stock.

Payments of Interest

Interest paid on a note to you will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax, provided that such interest income is not effectively connected with your conduct of a U.S. trade or business and provided that you:

•	do not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax unless you provides us with a properly executed IRS Form W-8BEN claiming an exemption from (or a reduction of) withholding under the benefit of a treaty.

If interest on a note is effectively connected with a trade or business conducted by you, you generally will not be subject to withholding if you comply with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if you were a U.S. holder. If you are eligible for the benefits of an income tax treaty between the U.S. and your country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by you in the U.S. and you claim the benefit of the treaty by properly submitting an IRS Form W-8BEN. If you are a corporation, effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Dividends and Constructive Dividends

In general, if distributions are made with respect to our common stock (including any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of your tax basis in the common stock, and to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange, Conversion, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the United States, generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes held by any non-U.S. holder.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption, repurchase or other taxable disposition of the notes or common stock into which the notes may be converted generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	we are or have been a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” you held directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period more than five percent of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

If you are engaged in a trade or business in the United States, and if gain realized on a sale, exchange redemption, repurchase or other taxable disposition of notes or common stock is effectively connected with the conduct of this trade or business, you generally will be taxed in the same manner as a U.S. holder (see “—Consequences to U.S. Holders—Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of Notes” above). You are urged to consult your own tax advisors with respect to other tax consequences of the ownership and disposition of notes or common stock including the possible imposition of branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting and Backup Withholding

Information Reporting

The payment of interest and dividends to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements (for example, by delivering a properly executed IRS Form W-8BEN) are satisfied. The payment of proceeds from the sale or other disposition of the notes or common stock by a broker to a non-U.S. holder generally is not subject to information reporting if:

•	the beneficial owner of the notes or common stock certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing a properly executed IRS Form W-8BEN), or otherwise establishes an exemption; or

•	the sale or other disposition of the notes or common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of interest or dividends paid to you. This information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding

Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of notes or common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest payments are subject to the withholding tax described above under “—Consequences to Non-U.S. Holders—Payments of Interest” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

SELLING HOLDERS

The notes were originally issued by us in an exchange offer exempt from the registration requirements of the Securities Act with a limited number of holders of old debentures who represented to us that they were qualified institutional buyers. Each initial purchaser and institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling holder’s transferees, pledgees, donees and successors which we refer to collectively as the “selling holders”, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling holder and common stock into which the notes are convertible.

The following table sets forth information as of October 24, 2006, unless otherwise noted, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading “Other” in the “Name” column below represents the notes and shares held by holders who have not yet returned to us their questionnaire.

The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling holders’ notes and no selling holder has had any material relationship with us or our affiliates within the past three years, except as otherwise indicated in the table below or “Principal Stockholders.”

Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Shares of Common Stock Beneficially Owned Prior to Offering(2)	Conversion Shares Offered(3)	Notes Owned After Completion of Offering(4)	Common Stock Owned After Completion of Offering(4)
Loomis Sayles & Company, L.P.(5)	$13,713,012	—	761,834	$—	—
T. Rowe Price Associates, Inc.+(6)	10,100,988	730,000	561,166	—	730,000
Cincinnati Insurance Company	3,229,000	—	179,388	—	—
Cincinnati Financial Corporation	3,000,000	—	166,666	—	—
The Guardian Life Insurance Company of America+(7)	7,121,000	—	395,611	—	—
The Guardian Pension Trust+(7)	615,000	—	34,166	—	—
The Long Family Charitable Remainder Trust(8)	49,000	—	2,722	—	—
III N High Yield Fund(8)	295,000	—	16,388	—	—
ERB Family Investment L.P.(8)	96,000	—	5,333	—	—
Technology Yield Fund(8)	985,000	—	54,722	—	—
ACE Tempest Reinsurance Ltd(9)	235,000	—	14,500	—	—
Tripar Partnership(9)	235,000	—	14,500	—	—
General Motors Foundation, Inc.(9)	105,000	—	5,833	—	—
Richard King Mellon Foundation(9)	230,000	—	12,777	—	—
General Motors Employees Global Group Pension Trust(9)	1,235,000	—	68,611	—	—
The Long-Term Investment Trust(9)	700,000	—	38,888	—	—
Virginia Retirement System(9)	700,000	—	38,888	—	—
OCM Global Convertible Securities Fund(9)	70,000	—	3,888	—	—
Arch Reinsurance Ltd(9)	420,000	—	23,333	—	—
OCM High Income Convertible Limited Partnership(9)	261,000	—	14,500	—	—
OCM High Income Convertible Fund II Limited Partnership(9)	308,000	—	17,111	—	—
San Diego County Employees’ Retirement Association(9)	75,000	—	4,166	—	—
Delta Air Lines Master Trust(9)	176,000	—	9,777	—	—
Microsoft Corporation(9)	215,000	—	11,944	—	—

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Shares of Common Stock Beneficially Owned Prior to Offering(2)	Conversion Shares Offered(3)	Notes Owned After Completion of Offering(4)	Common Stock Owned After Completion of Offering(4)
The St. Paul Travelers Companies, Inc.—Commercial Lines(9)	$83,000	—	4,611	$—	—
Jefferies & Company, Inc.+(10)	571,000	—	31,722	—	—
Linden Capital LP(11)	500,000	—	27,777	—	—

+	This selling holder is an affiliate of a broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to dispose of the securities, other than a commitment by us to register the securities pursuant to a shelf registration statement.
(1)	The number of securities beneficially owned is determined under the rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after the date the selling holder provided this information, through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling holders are direct or indirect beneficial owners of those securities. The selling holders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling holders.
(2)	Does not include shares of common stock issuable upon conversion of the notes.
(3)	Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling holder, assuming a conversion price of $18.00 per share of common stock and a cash payment in lieu of any fractional share interest. The number of shares issuable upon conversion is subject to adjustment as described under “Description of the Notes—Conversion.”
(4)	Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.
(5)	Loomis Sayles & Company, L.P. (“Loomis”) is an investment advisor with power to direct investments and/or power to vote the securities. Clients of Loomis have the economic interest but no one client has such an interest relating to more than 5% of the class. Information disclosed in this table was obtained from Loomis on June 30, 2006. The address for Loomis is One Financial Center, Boston, MA 02111.
(6)	These securities are owned by the T. Rowe Price Small Cap Value Fund, Inc., which T. Rowe Price Associates, Inc., or “Price Associates,” serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole voting and dispositive power for the entire holding of securities. Information disclosed in this table was obtained from T. Rowe Price Associates as of July 31, 2006. The address for T. Rowe Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(7)	John Murphy maintains voting and investment control over these notes. Information disclosed in this table was obtained from this selling holder on October 23, 2006. The address for this selling holder is 7 Hanover Square, New York, NY 10004.
(8)	Michael L. Thomas maintains voting and investment control over these notes. Information disclosed in this table was obtained from this selling holder on October 22, 2006. The address for this selling holder is Two Embarcadero Center, San Francisco, CA 94111.
(9)

Oaktree Capital Management LLC (“Oaktree”) is the investment manager of this selling holder with respect to the aggregate principal amount of notes set forth next to this selling holder’s name. Oaktree does not own any equity interest in this selling holder, but has voting and dispositive power over the aggregate principal amount of notes set forth next to such selling holder’s name. Andrew W. Watts is a managing director of Oaktree and is the portfolio manager for this selling holder. Mr. Watts, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the notes held by all selling holders, except for their pecuniary interest therein. Information disclosed in this table was obtained from Oaktree on September 29, 2006. The address for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(10)	Jonathan Cunningham maintains voting and investment control over these notes. Information disclosed in this table was obtained from this selling holder on October 23, 2006. The address for this selling holder is 520 Madison Avenue, 12th Floor, New York, NY 10022.
(11)	Siu Min Wong maintains voting and investment control over the notes held by this selling holder. Information disclosed in this table was obtained from a questionnaire dated July 21, 2006. The address for this selling holder is One American Lane, Greenwich, CT 06831.

PLAN OF DISTRIBUTION

The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The NASDAQ Global Market;

•	in the over-the-counter market

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the notes and the underlying common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling holders. The selling holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling holders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on The NASDAQ Global Market. We do not intend to list the notes for trading on any national securities exchange and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Broker-dealers or agents who participate in the sale of the notes and the underlying common stock are “underwriters” within the meaning of Section 2(11) of the Securities Act. Selling holders who participate in the sale of the notes and the underlying common stock may also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling holders are deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling holders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling holder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling holders.

A selling holder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling holder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling holder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling holders and we will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling holders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that our total expenses in connection with this registration of notes and underlying common stock will be approximately $140,000.

LEGAL MATTERS

Bryan Cave LLP, our outside counsel, has passed upon the legality of the notes and shares of common stock issuable upon conversion of the notes. Scott Hodes, a partner in Bryan Cave LLP, is also one of our directors and, as of August 21, 2006, beneficially owned 83,424 shares of our common stock and 3,712 shares of our Class B common stock.

EXPERTS

Our consolidated financial statements as of June 3, 2006 and for the year ended June 3, 2006, contained in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Richardson Electronics, Ltd. as of May 28, 2005, and for each of the years in the two-year period ended May 28, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s Internet website at www.sec.gov.

You may receive a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393, telephone (630) 208-2371. You can also find information about the Company at our Internet website at www.rell.com. Information contained on our website does not constitute part of this prospectus.

We have filed with the SEC a registration statement to register the securities offered by this prospectus under the Securities Act. This prospectus is part of that registration statement, but omits certain information contained in the registration statement, as permitted by SEC rules. For further information with respect to our company and this offering, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance, if the document is filed as an exhibit, reference is made to the copy of the document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

RICHARDSON ELECTRONICS, LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2

Consolidated Balance Sheets as of May 28, 2005 and June 3, 2006	F-4

Consolidated Statements of Operations for the years ended May 29, 2004, May 28, 2005, and June 3, 2006	F-5

Consolidated Statements of Cash Flows for the years ended May 29, 2004, May 28, 2005, and June 3, 2006	F-6

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) for the years ended May 29, 2004, May 28, 2005, and June 3, 2006	F-7

Notes to Consolidated Financial Statements	F-8

Condensed Consolidated Balance Sheets as of September 2, 2006 and June 3, 2006	F-36

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Three-Month Period Ended September 2, 2006 and September 3, 2005	F-37

Condensed Consolidated Statements of Cash Flows for the Three-Month Period Ended September 2, 2006 and September 3, 2005	F-38

Notes to Condensed Consolidated Financial Statements	F-39

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.;

We have audited the accompanying consolidated balance sheet of Richardson Electronics, Ltd. as of June 3, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Richardson Electronics, Ltd. at June 3, 2006, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.’s internal control over financial reporting as of June 3, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006, expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP

Chicago, Illinois

August 22, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.:

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended May 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Chicago, Illinois

August 26, 2005, except for the Stock-Based

Compensation and Earnings Per Share

sections of Note A to the consolidated financial

statements, as to which the date is

February 1, 2006, and Note G and the geographic and long-lived asset information included in Note M to the consolidated financial statements,

as to which the date is August 30, 2006.

RICHARDSON ELECTRONICS, LTD.

Consolidated Balance Sheets

(in thousands)

	June 3, 2006	May 28, 2005
Assets
Current assets:
Cash and cash equivalents	$17,010	$24,301
Receivables, less allowance of $2,142 and $1,934	115,733	106,152
Inventories	117,320	101,555
Prepaid expenses	3,739	3,380
Deferred income taxes	1,527	4,911

Total current assets	255,329	240,299

Other assets:
Property, plant and equipment, net	32,357	31,712
Goodwill	13,068	6,149
Other intangible assets, net	2,413	1,045
Non-current deferred income taxes	1,300	—
Assets held for sale	1,018	—
Other assets	3,814	4,735

Total other assets	53,970	43,641

Total assets	$309,299	$283,940

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$52,494	$40,392
Accrued liabilities	30,588	23,762
Current portion of long-term debt	14,016	22,305

Total current liabilities	97,098	86,459

Non-current liabilities:
Long-term debt, less current portion	112,792	98,028
Non-current deferred income taxes	—	656
Non-current liabilities	1,169	1,401

Total non-current liabilities	113,961	100,085

Total liabilities	211,059	186,544

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, $0.05 par value; issued 15,663 shares at June 3, 2006 and 15,597 shares at May 28, 2005	783	780
Class B common stock, convertible, $0.05 par value; issued 3,093 shares at June 3, 2006 and 3,120 shares at May 28, 2005	155	156
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	119,149	121,591
Common stock in treasury, at cost, 1,261 shares at June 3, 2006 and 1,332 shares at May 28, 2005	(7,473)	(7,894)
Accumulated deficit	(19,048)	(16,406)
Accumulated other comprehensive income (loss)	4,674	(831)

Total stockholders’ equity	98,240	97,396

Total liabilities and stockholders’ equity	$309,299	$283,940

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Net sales	$637,940	$578,724	$519,823
Cost of sales	482,171	442,730	393,101

Gross profit	155,769	135,994	126,722
Selling, general, and administrative expenses	139,640	129,747	107,968
(Gain) loss on disposal of assets	3	(9,918)	579

Operating income	16,126	16,165	18,175

Other (income) expense:
Interest expense	9,809	8,947	10,257
Investment income	(411)	(388)	(227)
Foreign exchange (gain) loss	724	(926)	363
Other, net	428	(51)	(135)

Total other expense	10,550	7,582	10,258

Income before income taxes	5,576	8,583	7,917
Income tax provision	8,218	24,600	2,385

Net income (loss)	$(2,642)	$(16,017)	$5,532

Net income (loss) per share—basic:
Common stock	$(0.15)	$(0.96)	$0.40

Common stock average shares outstanding	14,315	13,822	10,872

Class B common stock	$(0.14)	$(0.87)	$0.36

Class B common stock average shares outstanding	3,093	3,120	3,168

Net income (loss) per share—diluted:
Common stock	$(0.15)	$(0.96)	$0.38

Common stock average shares outstanding	14,315	13,822	14,418

Class B common stock	$(0.14)	$(0.87)	$0.36

Class B common stock average shares outstanding	3,093	3,120	3,168

Dividends per common share	$0.160	$0.160	$0.160

Dividends per Class B common share	$0.144	$0.144	$0.144

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Operating activities:
Net income (loss)	$(2,642)	$(16,017)	$5,532
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,240	5,298	4,989
(Gain) loss on disposal of assets	3	(9,918)	579
Deferred income taxes	1,462	18,281	1,325
Receivables	(5,417)	2,303	(18,215)
Inventories	(10,420)	(9,618)	5,603
Accounts payable and accrued liabilities	15,910	1,037	8,782
Other liabilities	(267)	1,156	4,737
Other	588	5,465	(771)

Net cash provided by (used in) operating activities	5,457	(2,013)	12,561

Investing activities:
Capital expenditures	(6,211)	(6,975)	(5,468)
Proceeds from sale of assets	278	10,925	40
Business acquisitions, net of cash acquired	(6,800)	(971)	(6,196)
Proceeds from sales of available-for-sale securities	2,317	3,042	3,946
Purchases of available-for-sale securities	(2,317)	(3,042)	(3,946)

Net cash provided by (used in) investing activities	(12,733)	2,979	(11,624)

Financing activities:
Proceeds from borrowings	252,997	113,229	52,105
Payments on debt	(249,853)	(131,624)	(53,416)
Proceeds from issuance of common stock	710	29,729	1,656
Cash dividends	(2,736)	(2,719)	(2,206)
Other	(1,711)	(2,364)	—

Net cash provided by (used in) financing activities	(593)	6,251	(1,861)

Effect of exchange rate changes on cash and cash equivalents	578	512	885

Increase (decrease) in cash and cash equivalents	(7,291)	7,729	(39)
Cash and cash equivalents at beginning of year	24,301	16,572	16,611

Cash and cash equivalents at end of year	$17,010	$24,301	$16,572

Supplemental Disclosures of Cash Flow Information:
Cash paid during the fiscal year for:
Interest	$9,026	$9,131	$10,404
Income taxes	$6,305	$3,272	$1,656

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands)

	Comprehensive Income (Loss)	Shares Issued		Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings/ Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		Common	Class B Common
Balance May 31, 2003		12,256	3,207	$773	$91,421	$(8,922)	$(1,676)	$(3,990)	$77,606
Comprehensive income:
Net income	$5,532	—	—	—	—	—	5,532	—	5,532
Recognition of unearned compensation	—	—	—	—	288	—	—	—	288
Currency translation, net of income tax effect	1,314	—	—	—	—	—	—	1,314	1,314
Fair value adjustments on investment, net of income tax effect	329	—	—	—	—	—	—	329	329
Cash flow hedges, net of income tax effect	732	—	—	—	—	—	—	732	732

Comprehensive income	$7,907

Common stock issued		229	—	11	2,168	407	—	—	2,586
Conversion of Class B shares to common stock		39	(39)	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	—	—	(1,747)	—	(1,747)
Class B ($0.036 per share)		—	—	—	—	—	(459)	—	(459)

Balance May 29, 2004		12,524	3,168	784	93,877	(8,515)	1,650	(1,615)	86,181
Comprehensive income (loss):
Net loss	$(16,017)	—	—	—	—	—	(16,017)	—	(16,017)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	242
Currency translation, net of income tax effect	597	—	—	—	—	—	—	597	597
Fair value adjustments on investment, net of income tax effect	121	—	—	—	—	—	—	121	121
Cash flow hedges, net of income tax effect	66	—	—	—	—	—	—	66	66

Comprehensive loss	$(15,233)

Common stock issued		3,025	—	152	28,153	621	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	(568)	—	(1,699)	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	(453)

Balance May 28, 2005		15,597	3,120	936	121,591	(7,894)	(16,406)	(831)	97,396
Comprehensive income (loss):
Net loss	$(2,642)	—	—	—	—	—	(2,642)	—	(2,642)
Recognition of unearned compensation	—	—	—	—	(17)	—	—	—	(17)
Currency translation, net of income tax effect	5,289	—	—	—	—	—	—	5,289	5,289
Fair value adjustments on investment, net of income tax effect	216	—	—	—	—	—	—	216	216
Cash flow hedges, net of income tax effect	—	—	—	—	—	—	—	—	—

Comprehensive income	$2,863

Common stock issued		39	—	2	311	421	—	—	734
Conversion of Class B shares to common stock		27	(27)	—	—	—	—	—	—
Dividends paid to:
Common ($0.04 per share)		—	—	—	(2,289)	—	—	—	(2,289)
Class B ($0.036 per share)		—	—	—	(447)	—	—	—	(447)

Balance June 3, 2006		15,663	3,093	$938	$119,149	$(7,473)	$(19,048)	$4,674	$98,240

See notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Note A—Significant Accounting Policies

Principles of Consolidation: Fiscal Year—Richardson Electronics, Ltd. (the “Company”) fiscal year ends on the Saturday nearest the end of May. Fiscal year 2006 contains 53 weeks while fiscal years 2005 and 2004 contain 52 weeks. All references herein for the years 2006, 2005, and 2004 represent the fiscal years ended June 3, 2006, May 28, 2005, and May 29, 2004, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company’s financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were, with the exception of long-term debt as disclosed in Note G, not materially different from their carrying or contract values at June 3, 2006 and May 28, 2005.

Cash Equivalents: The Company considers short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

Allowance for doubtful accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers’ financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At June 3, 2006, the allowance for doubtful accounts was $2,142 as compared to $1,934 at May 28, 2005.

Inventories: The Company’s worldwide inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,882, $4,982, and $4,657 in fiscal 2006, 2005, and 2004, respectively. Property, plant and equipment consist of the following:

	June 3, 2006	May 28, 2005
Land and improvements	$1,307	$1,347
Buildings and improvements	20,153	18,966
Computer and communications equipment	29,648	27,024
Machinery and other equipment	19,978	18,396

	71,086	65,733
Accumulated depreciation	(38,729)	(34,021)

Property, plant and equipment, net	$32,357	$31,712

Supplemental disclosure information of the estimated useful life of the asset:
Land and improvements	10 years
Buildings and improvements	10 - 30 years
Computer and communications equipment	3 - 10 years
Machinery and other equipment	3 - 10 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $5,022 and $5,036 at June 3, 2006 and May 28, 2005, respectively.

Other Assets: Other assets consist of the following:

	June 3, 2006	May 28, 2005
Investments	$3,781	$3,445
Notes receivable	—	955
Other deferred charges, net	33	335

Other assets	$3,814	$4,735

The Company’s investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $2,317, $3,042, and $3,946 during fiscal 2006, 2005, and 2004, respectively, all of which were consequently reinvested. The cost of the equity securities sold were based on a specific identification method. Gross realized gains on those sales were $299, $372, and $366 in fiscal 2006, 2005, and 2004, respectively. Gross realized losses on those sales were $141, $102, and $59 in fiscal 2006, 2005, and 2004, respectively. Net unrealized holding gains of $216, $121, and $329, have been included in accumulated comprehensive income (loss) for fiscal 2006, 2005, and 2004, respectively.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the investment in marketable equity securities with fair values less than cost basis:

	Marketable Security Holding Length
	Less Than 12 Months		More Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 3, 2006
Common Stock	$623	$34	$158	$17	$781	$51
May 28, 2005
Common Stock	$2,044	$33	$—	$—	$2,044	$33

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually, or more frequently, if events or circumstances indicate that goodwill might be impaired. The Company utilizes the comparison of reporting units’ fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 and the annual impairment test are discussed in Note B.

Accrued Liabilities: Accrued liabilities consist of the following:

	June 3, 2006	May 28, 2005
Compensation and payroll taxes	$12,238	$9,543
Interest	2,900	2,117
Income taxes	7,986	8,340
Warranty reserve	836	1,439
Professional fees	1,884	1,172
Other accrued expenses	4,744	1,151

Accrued liabilities	$30,588	$23,762

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for fiscal 2006 and 2005 were as follows:

Warranty Reserve
Balance at May 29, 2004	$802
Accruals for products sold	958
Utilization	(321)

Balance at May 28, 2005	1,439
Accruals for products sold	932
Utilization	(589)
Change in estimate	(946)

Balance at June 3, 2006	$836

During the second quarter of fiscal 2003, the Display Systems Group provided a three-year warranty on some of its products. As the extended warranty on the first products sold under the warranty program expired during the second quarter of fiscal 2006, along with additional warranty experience available during the first six months of fiscal 2006, the Company revised its estimate of the warranty reserve to reflect the actual warranty experience to date. As a result, a change in estimate of $946 was recorded during the second quarter of fiscal 2006.

Non-Current Liabilities: Non-current liabilities of $1,169 at June 3, 2006 and $1,401 at May 28, 2005 represent the pension obligations for qualified Korea and Italy employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was a loss of $724 in fiscal 2006, a gain of $926 in fiscal 2005, and a loss of $363 in fiscal 2004. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders’ equity.

Revenue Recognition: The Company’s product sales are recognized as revenue upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company’s terms are generally FOB shipping point and sales are recorded net of discounts and returns based on the Company’s historical experience. The Company’s products are often manufactured to meet the specific design needs of its customers’ applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of sales.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Income Taxes: The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where the Company or any of its affiliates has incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, the Company’s projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. However, the exercise price of all grants under the Company’s option plans has been equal to the fair market value on the date of grant. SFAS No. 123, Accounting for Stock-Based Compensation, requires estimation of the fair value of options granted to employees. Had the Company’s option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been affected as follows (see Note K to Consolidated Financial Statements for underlying assumptions):

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Net income (loss), as reported:	$(2,642)	$(16,017)	$5,532
Add: Stock-based compensation expense included in reported net income (loss), net of taxes	7	425	282
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(964)	(1,834)	(1,272)

Pro-forma net income (loss)	$(3,599)	$(17,426)	$4,542

Net income (loss) per share, as reported:
Common stock—basic	$(0.15)	$(0.96)	$0.40

Class B common stock—basic	$(0.14)	$(0.87)	$0.36

Common stock—diluted	$(0.15)	$(0.96)	$0.38

Class B common stock—diluted	$(0.14)	$(0.87)	$0.36

Net income (loss) per share, pro forma:
Common stock—basic	$(0.21)	$(1.05)	$0.33

Class B common stock—basic	$(0.19)	$(0.95)	$0.30

Common stock—diluted	$(0.21)	$(1.05)	$0.32

Class B common stock—diluted	$(0.19)	$(0.95)	$0.29

Earnings per Share: The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128,” the Company’s Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. For the fiscal year ended June 3, 2006, the assumed conversion and the effect of the interest savings of the Company’s 7 3/4% convertible senior subordinated notes (7 3/4% notes) and 8% convertible senior subordinated notes (8% notes) were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 28, 2005, the assumed conversion and the effect of the interest savings of the Company’s 7 1/4% convertible debentures (7 1/4% debentures), 8 1/4% convertible senior subordinated debentures (8 1/4% debentures) and 7 3/4% notes were excluded because their inclusion would have been anti-dilutive. For the fiscal year ended May 29, 2004, the assumed conversion and the effect of the interest savings of the Company’s 7 1/4% debentures and 8 1/4% debentures were excluded because their inclusion would have been anti-dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Numerator for basic and diluted EPS:
Net income (loss)	$(2,642)	$(16,017)	$5,532
Less dividends:
Common stock	2,289	2,267	1,747
Class B common stock	447	453	459

Undistributed earnings (losses)	$(5,378)	$(18,737)	$3,326

Common stock undistributed earnings (losses)	$(4,502)	$(15,573)	$2,635
Class B common stock undistributed earnings (losses)—basic	(876)	(3,164)	691

Total undistributed earnings (losses)—common stock and Class B common stock—basic	$(5,378)	$(18,737)	$3,326

Common stock undistributed earnings (losses)	$(4,502)	$(15,573)	$2,653
Class B common stock undistributed earnings (losses)—diluted	(876)	(3,164)	673

Total undistributed earnings (losses)—Class B common stock—diluted	$(5,378)	$(18,737)	$3,326

Denominator for basic and diluted EPS:
Denominator for basic EPS:
Common stock weighted average shares	14,315	13,822	10,872
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,093	3,120	3,168
Effect of dilutive securities:
Unvested restricted stock awards	—	—	33
Dilutive stock options	—	—	345

Denominator for diluted EPS adjusted weighted average shares and assumed conversions	17,408	16,942	14,418

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Net income (loss) per common share—basic:
Common share	$(0.15)	$(0.96)	$0.40

Class B common share	$(0.14)	$(0.87)	$0.36

Net income (loss) per common share—diluted:
Common share	$(0.15)	$(0.96)	$0.38

Class B common share	$(0.14)	$(0.87)	$0.36

Common stock options that were anti-dilutive and not included in dilutive earnings per common share	1,852	1,701	1,155

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders’ equity.

New Accounting Pronouncement: In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, Accounting for Stock-Based Compensation. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company’s fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No.123(R) on the financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating the impact of the adoption of FIN 48 on the financial statements.

Note B—Goodwill and Other Intangible Assets

The Company performs an annual goodwill impairment assessment using a two-step, fair-value based test. The first step compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to the estimated fair value of the goodwill. If the fair value of goodwill is less than the carrying amount, an impairment loss is reported. The Company determined that the following components qualified as reporting units: RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Display Systems Group (DSG), Burtek and Security Systems Division (SSD) excluding Burtek. The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income,

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

and Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) multiples (market approaches) were used as a check against the impairment implications derived under the income approach.

The Company performed its annual impairment test as of the third quarter of fiscal 2006. The Company did not find any indication that an impairment existed and, therefore, no impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RFPD, EDG, SSD, and DSG:

	Goodwill
	Reportable Segments
	RFPD	EDG	SSD	DSG	Total
Balance at May 29, 2004	$—	$876	$1,482	$3,420	$5,778
Additions	244	—	—	26	270
Foreign currency translation	1	5	95	—	101

Balance at May 28, 2005	245	881	1,577	3,446	6,149
Additions	—	—	—	6,501	6,501
Foreign currency translation	7	12	235	164	418

Balance at June 3, 2006	$252	$893	$1,812	$10,111	$13,068

The addition to goodwill in fiscal 2006 represents the acquisition of A.C.T. Kern GmbH & Co. KG (Kern) located in Germany, effective June 1, 2005. The cash outlay for Kern was $6,550, net of cash acquired. Kern is one of the leading display technology companies in Europe with worldwide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses, and other industries.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

	Other Intangible Assets Not Subject to Amortization
	Reportable Segments
	RFPD	EDG	SSD	DSG	Total
Balance at May 29, 2004	$—	$9	$248	$—	$257
Foreign currency translation	—	—	30	—	30

Balance at May 28, 2005	—	9	278	—	287
Foreign currency translation	—	—	43	—	43

Balance at June 3, 2006	$—	$9	$321	$—	$330

Intangible assets subject to amortization as well as amortization expense are as follows:

	Intangible Assets Subject to Amortization as of
	June 3, 2006	May 28, 2005
Gross amounts:
Deferred financing costs	$4,639	$2,968
Patents and trademarks	478	554

Total gross amounts	$5,117	$3,522

Accumulated amortization
Deferred financing costs	$2,559	$2,241
Patents and trademarks	475	523

Total accumulated amortization	$3,034	$2,764

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Deferred financing costs increased during fiscal 2006 primarily due to the issuance of the Company’s 7 3/4% notes and the 8% notes (see Note G).

	Amortization of Intangible Assets Subject to Amortization
	June 3, 2006	May 28, 2005
Deferred financing costs	$361	$306
Patents and trademarks	1	13

Total	$362	$319

The amortization expense associated with the intangible assets subject to amortization is expected to be $454, $454, $453, $365, $305, and $50 in fiscal 2007, 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 5.43.

Note C—Assets Held for Sale

On August 4, 2005, the Company entered into a contract to sell approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. The sale of the real estate and building is expected to close during the first or second quarter of fiscal 2007, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

In July 2006, the Company offered to sell a building located in Brazil for $858. The sale of the building is expected to close during the next year, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note D—Restructuring and Severance Charges

As a result of the Company’s fiscal 2005 restructuring initiative, a restructuring charge, including severance and lease termination costs of $2,152, was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $183 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. Severance costs of $724 and $1,108 were paid in fiscal 2006 and 2005, respectively. During fiscal 2006, the employee severance and related costs were adjusted resulting in a $123 decrease in SG&A due to the difference between estimated severance costs and actual payouts. The remaining balance payable in fiscal 2007 has been included in accrued liabilities. Terminations affected over 60 employees across various business functions, operating units, and geographic regions.

During the fourth quarter of fiscal 2003, the Company took certain actions to align its inventory and cost structure to current sales levels amid continued weakness in the global economy and limited demand visibility. Terminations affected over 70 employees across various business functions, operating units, and geographic regions. During the second quarter of fiscal 2004, the Company adjusted employee severance and related costs and lease termination resulting in a $498 decrease in SG&A due to the difference between the estimated severance costs and the actual payouts and was recorded in the quarter ended November 29, 2003. The lease termination did not occur as the agreement for the replacement facility was not finalized. The lease termination reversal was recorded in the quarter ended August 30, 2003.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

As of June 3, 2006, the following tables depict the amounts associated with the activity related to restructuring by reportable segments:

	Restructuring Liability May 31, 2003	For the fiscal year ended May 29, 2004			Restructuring Liability May 29, 2004
		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2004
Employee severance and related costs:
RFPD	$343	$289	$(632)	$—	$—
EDG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—

Total	1,192	289	(1,193)	(288)	—
Lease termination costs:
SSD	210	—	—	(210)	—

Total	$1,402	$289	$(1,193)	$(498)	$—

	Restructuring Liability May 29, 2004	For the fiscal year ended May 28, 2005			Restructuring Liability May 28, 2005
		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2005
Employee severance and related costs:
RFPD	$—	$909	$(392)	$(199)	$318
EDG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70

Total	—	2,117	(1,108)	(183)	826
Lease termination costs:
SSD	—	35	—	—	35

Total	$—	$2,152	$(1,108)	$(183)	$861

	Restructuring Liability May 28, 2005	For the fiscal year ended June 3, 2006			Restructuring Liability June 3, 2006
		Reserve Recorded	Payment	Adjustment to Reserve
Fiscal 2006
Employee severance and related costs:
RFPD	$318	$—	$(289)	$(29)	$—
EDG	183	—	(73)	(110)	—
SSD	25	—	(22)	(3)	—
DSG	230	—	(227)	(3)	—
Corporate	70	—	(78)	22	14

Total	826	—	(689)	(123)	14
Lease termination costs:
SSD	35	—	(35)	—	—

Total	$861	$—	$(724)	$(123)	$14

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

In an effort to reduce the Company’s global operating costs related to logistics, selling, general, and administrative expenses and to better align its operating and tax structure on a global basis, the Company has now begun to implement a global restructuring plan. This plan is intended to substantially reduce corporate and administrative expense, decrease the number of warehouses, and streamline the entire organization. Over the next fiscal year, the Company will be implementing a more tax-effective supply chain structure for Europe and Asia/Pacific, restructuring its Latin American operations, and reducing the total workforce which includes eliminating and resturcturing layers of management.

The total restructuring and severance costs to implement the plan are estimated to be $6,000, of which $2,724 of severance costs were recorded in the fourth quarter of fiscal 2006 and the balance will be incurred in fiscal 2007 as the plan is implemented. The Company expects to realize the full impact of the cost savings from the restructuring plan in fiscal 2008.

Note E—Acquisitions

Fiscal 2006: In June 2005, the Company acquired Kern located in Germany, a leading display technology company in Europe. The cash outlay for Kern was $6,550, net of cash acquired. Kern has been integrated into DSG. In addition, on October 1, 2005, the Company acquired certain assets of Image Systems Corporation (Image Systems), a subsidiary of Communications Systems, Inc. in Hector, Minnesota, which is a specialty supplier of displays, display controllers, and calibration software for the healthcare market. The initial cash outlay for Image Systems was $250. Both Kern and Image Systems have been integrated into DSG. The acquisitions were not deemed material under SFAS 141, Business Combinations, to include the pro-forma effects of the acquisitions.

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was $971. A $545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria. In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $426, which was paid in cash. Evergreen Trading Company has been integrated into EDG.

Fiscal 2004: The aggregate cash outlay in 2004 for business acquisitions was $6,196, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

Note F—Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of $9,907 before taxes and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note G—Debt Financing

Long-term debt consists of the following:

	June 3, 2006	May 28, 2005
8 1/4% convertible debentures, due June 2006	$—	$17,538
7 1/4% convertible debentures, due December 2006	—	4,753
7 3/4% convertible notes, due December 2011	44,683	44,683
8% convertible notes, due June 2011	25,000	—
Floating-rate multi-currency revolving credit agreement, due October 2009 (6.92% at June 3, 2006)	57,089	53,314
Other	36	45

Total debt	126,808	120,333
Less: current portion	(14,016)	(22,305)

Long-term debt	$112,792	$98,028

At June 3, 2006, the Company maintained $112,792 in long-term debt, primarily in the form of the issuance of two series of convertible notes and a multi-currency revolving credit agreement (credit agreement). The Company used the net proceeds from the sale of the 8% notes to repay amounts outstanding under its credit agreement. The Company redeemed all of the outstanding 8 1/4% debentures on December 23, 2005 in the amount of $17,538 and redeemed all of the outstanding 7 1/4% debentures on December 30, 2005 in the amount of $4,753 by borrowing amounts under the credit agreement to effect these redemptions. The Company maintains $14,000 of the 8% notes in current portion of long-term debt at June 3, 2006. This current classification is due to the Company entering into two separate agreements in August 2006 with certain holders of its 8% notes to purchase $14,000 of the 8% notes. As the 8% notes are subordinate to the Company’s existing credit agreement, the Company received a waiver from its lending group to permit the purchase. The purchases will be financed through additional borrowings under the Company’s credit agreement. In the first quarter of fiscal 2007, the Company will record early extinguishment expenses of approximately $2,700.

On November 21, 2005, the Company sold $25,000 in aggregate principal amount of 8% notes due 2011 pursuant to an indenture dated November 21, 2005. The 8% notes bear interest at a rate of 8% per annum, however the Company is paying an additional 1% as a result of failing to register the 8% notes by March 21, 2006. Interest is due on June 15 and December 15 of each year. The 8% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company’s common stock at a price equal to $10.31 per share, subject to adjustment in certain circumstances. In addition, the Company may elect to automatically convert the 8% notes into shares of common stock if the trading price of the common stock exceeds 150% of the conversion price of the 8% notes for at least 20 trading days during any 30 trading day period subject to a payment of three years of interest if the Company elects to convert the 8% notes prior to December 20, 2008.

The indenture provides that on or after December 20, 2008, the Company has the option of redeeming the 8% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 8% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. Holders may require the Company to repurchase all or a portion of their 8% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 100% of the principal amount of the 8% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The 8% notes are unsecured and subordinate to the Company’s existing and future senior debt. The 8% notes rank on parity with the Company’s existing 7 3/4% notes.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

On February 14, 2005, the Company entered into separate exchange agreements pursuant to which a small number of holders of the Company’s existing 7 1/4% debentures and 8 1/4% debentures, agreed to exchange $22,221 in aggregate principal amount of 7 1/4% debentures and $22,462 in aggregate principal amount of 8 1/4% debentures for $44,683 in aggregate principal amount of newly-issued 7 3/4% notes due December 2011.

On February 15, 2005, the Company issued the 7 3/4% notes pursuant to an indenture dated February 14, 2005. The 7 3/4% notes bear interest at the rate of 7 3/4% per annum. Interest is due on June 15 and December 15 of each year. The 7 3/4% notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company’s common stock at a price equal to $18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the 7 3/4% notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the 7 3/4% notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice.

The indenture provides that on or after December 19, 2006, the Company has the option of redeeming the 7 3/4% notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the 7 3/4% notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. However, from December 19, 2006 until December 19, 2007, the 7 3/4% notes will be redeemable only if the trading price of the Company’s common stock exceeds 125% of the conversion price of the 7 3/4% notes for at least twenty trading days during any thirty trading day period. Holders may require the Company to repurchase all or a portion of their 7 3/4% notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 101% of the principal amount of the 7 3/4% notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The Company may, at its option, pay the change of control purchase price in cash, shares of its common stock (valued at 97.5% of the market price), or a combination thereof. The 7 3/4% notes are unsecured and subordinated to the Company’s existing and future senior debt. The 7 3/4% notes rank on parity with the Company’s 8% notes.

The 7 3/4% notes were issued through a private offering to qualified institutional buyers under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. In connection with the exchange, on February 15, 2005, the Company also entered into a resale registration rights agreement with the existing holders who participated in the exchange offer. Pursuant to the resale registration rights agreement, the Company filed a registration statement for the resale of the 7 3/4% notes and the shares of common stock issuable upon conversion of the 7 3/4% notes on May 26, 2005. The Company agreed to keep the shelf registration statement effective until two years after the latest date on which it issues 7 3/4% notes in connection with the exchange, subject to certain terms and conditions.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109,000 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement expires in October 2009, and the outstanding balance at that time will become due. At June 3, 2006, $57,089 was outstanding on the credit agreement. The new credit agreement is principally secured by the Company’s trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At June 3, 2006, the applicable margin was 225 basis points. Outstanding letters of credit were $1,696 at June 3, 2006, leaving an unused line of $52,993 under the total credit agreement; however, this amount was reduced to $7,467 due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company’s credit agreement consists of the following facilities as of June 3, 2006:

	Capacity	Amount Outstanding	Weighted Average Interest Rate
US Facility	$70,000	$45,700	7.21%
Canada Facility	15,418	5,136	6.00%
Sweden Facility	8,898	—	—
UK Facility	8,393	4,476	6.93%
Euro Facility	6,404	—	—
Japan Facility	2,665	1,777	1.85%

Total	$111,778	$57,089	6.92%

Note:	Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

At March 4, 2006, the Company was not in compliance with credit agreement covenants with respect to the leverage ratio, fixed charge coverage ratio and tangible net worth covenants. On August 4, 2006, the Company received a waiver from its lending group for the defaults and executed an amendment to the credit agreement. In addition, the amendment also (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain sales transactions contemplated by the Company; (v) eliminated the Company’s Sweden Facility; (vi) reduced the Company’s Canada Facility by approximately $5,400; (vii) changed the definition of “Adjusted EBITDA” for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $20,000 until the Company filed its Form 10-Q for the quarter ended March 4, 2006, at which time the Company will maintain excess availability of the borrowing base of not less than $10,000.

At September 3, 2005, the Company was not in compliance with credit agreement covenants with respect to the tangible net worth covenant due solely to the additional goodwill recorded as a result of the Kern acquisition. On October 12, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the minimum tangible net worth requirement to adjust for the goodwill associated with the Kern acquisition.

The credit agreement and note indentures contain financial covenants which include benchmark levels for tangible net worth, borrowing base, senior funded debt to cash flow, and annual debt service coverage. At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23,000 until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing was increased by 25 basis points. In addition, the amendment extended the Company’s requirement to refinance the remaining $22,291 aggregate principal amount of the 7 1/4% debentures and the 8 1/4% debentures from February 28, 2006 to June 10, 2006.

As more fully described in Note B to the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K/A (Amendment No. 2) for the fiscal year ended May 28, 2005, as a result of errors discovered by the Company, the consolidated financial statements for fiscal 2005, 2004, and 2003 have been amended and restated to correct these errors. As a result, the Company would not have been in compliance with its tangible net worth covenant for the third quarter of fiscal 2005 and its leverage ratio and tangible net worth covenants as of the end of fiscal 2005. On August 4, 2006, the Company received a waiver from its lending group for defaults arising from the restatement and executed an amendment to the credit agreement.

In the following table, the estimated fair values of the Company’s 7 1/4% debentures, 8 1/4% debentures, 7 3/4% notes, and 8% notes are based on quoted market prices at the end fiscal year 2006 and 2005. The fair values of the bank term loans are based on carrying value.

	June 3, 2006		May 28, 2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
8 1/4% convertible debentures	$—	$—	$17,538	$17,713
7 1/4% convertible debentures	—	—	4,753	4,777
7 3/4% convertible notes	44,683	36,840	44,683	44,460
8% convertible notes	25,000	23,841	—	—
Floating-rate multi-currency revolving credit agreement	57,089	57,089	53,314	53,314
Financial instruments	—	—	—	—
Other	36	36	45	45

Total	126,808	117,806	120,333	120,309
Less: current portion	(14,016)	(13,367)	(22,305)	(22,504)

Total	$112,792	$104,439	$98,028	$97,805

The Company’s ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company’s control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs.

Aggregate maturities of debt during the next five years are: $14,016 in fiscal 2007, $16 in fiscal 2008, $4 in fiscal 2009, $57,089 in fiscal 2010, $0 in fiscal 2011, and $55,683 thereafter. Cash payments for interest were $9,026, $9,131, $10,404, in fiscal 2006, 2005, and 2004, respectively.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note H—Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders’ equity.

The Company entered into various LIBOR-based interest rate swap arrangements from September 2000 through March 2001 to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The interest rate swap changed the variable-rate cash flow exposure on the credit agreement to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company received LIBOR-based variable interest rate payments and made fixed interest rate payments, thereby creating fixed-rate long-term debt. This swap agreement was accounted for as a qualifying cash flow hedge of the future variable-rate interest payments in accordance with SFAS No. 133, whereby changes in the fair market value were reflected as adjustments to the fair value of the derivative instrument as reflected on the accompanying Consolidated Balance Sheets.

The fair value of the interest rate swap agreement was determined periodically by obtaining quotations from the financial institution that was the counterparty to the Company’s swap arrangement. The fair value represented an estimate of the net amount that the Company would have received if the agreement was transferred to another party or cancelled as of the date of the valuation. Changes in the fair value of the interest rate swap were reported in accumulated other comprehensive income, which is an element of stockholders’ equity. These amounts were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affected earnings. During the fiscal year ended May 28, 2005, the Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statements of Operations related to these agreements was $102 and $1,265 in fiscal 2005 and 2004, respectively. The Company did not have any derivative instruments recorded in the consolidated balance sheet at June 3, 2006 and May 28, 2005.

Note I—Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2006, 2005, and 2004 was $5,625, $5,101, and $4,035, respectively. At June 3, 2006, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $6,263 in fiscal 2007, $3,598 in fiscal 2008, $2,567 in fiscal 2009, $1,658 in fiscal 2010, $1,192 in fiscal 2011 and $3,394 thereafter.

Note J—Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
United States	$(9,952)	$(4,159)	$(311)
Foreign	15,528	12,742	8,228

Income before income taxes	$5,576	$8,583	$7,917

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2006, 2005, and 2004 as a result of the following items:

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Federal statutory rate	34.0%	34.0%	34.0%
Effect of:
State income taxes, net of federal tax benefit	(6.2)	(1.6)	—
Export benefit	—	(2.0)	(5.6)
Foreign taxes at other rates	3.8	7.1	0.9
Tax refund from foreign tax appeal	(17.9)	—	—
Net increase in valuation allowance for deferred tax assets	129.9	194.0	—
Unrepatriated earnings	—	57.3	—
Other	3.8	(2.2)	0.8

Effective tax rate	147.4%	286.6%	30.1%

The effective income tax rates for fiscal 2006 and 2005 were 147.4% and 286.6%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses and valuation allowances related to net operating losses. For fiscal 2006, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $7,242, which increased the effective income tax rate by 129.9%. For fiscal 2005, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $16,655, which increased the effective income tax rate by 194.0%. In addition, deferred tax liabilities related to unrepatriated earnings previously considered permanently reinvested also increased the effective income tax rate in fiscal 2005 by 57.3%.

The provisions for income taxes consist of the following:

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Current:
Federal	$—	$—	$—
State	—	151	(209)
Foreign	5,701	6,743	1,226

Total current	5,701	6,894	1,017

Deferred:
Federal	1,926	16,540	(206)
State	198	1,254	147
Foreign	393	(88)	1,427

Total deferred	2,517	17,706	1,368

Income tax provision (benefit)	$8,218	$24,600	$2,385

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at June 3, 2006 and May 28, 2005 are as follows:

	June 3, 2006	May 28, 2005
Deferred tax assets:
Intercompany profit in inventory	$238	$1,249
NOL carryforwards—foreign and domestic	12,431	13,926
Inventory valuation	13,965	12,363
Goodwill	1,531	1,918
Alternative minimum tax credit carryforward	1,189	1,189
Severance reserve	1,074	—
Other	1,954	2,045

Subtotal	32,382	32,690
Valuation allowance—foreign and domestic	(25,840)	(20,695)

Net deferred tax assets after valuation allowance	6,542	11,995

Deferred tax liabilities:
Accelerated depreciation	(3,275)	(2,822)
Unrepatriated earnings	—	(4,918)
Other	(440)	—

Subtotal	(3,715)	(7,740)

Net deferred tax assets	$2,827	$4,255

Supplemental disclosure of deferred tax asset information:
Domestic	$27,333	$26,472
Foreign	$5,049	$6,218

At June 3, 2006, domestic net operating loss carryforwards (NOL) amount to approximately $21,345. These NOLs expire between 2024 and 2026. Foreign net operating loss carryforwards total approximately $14,459 with various or indefinite expiration dates. During fiscal 2005, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $15,886 was established to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net operating loss carryforwards. In addition, the Company recorded an additional valuation allowance of approximately $769 relating to deferred tax assets relating to certain foreign subsidiaries. In fiscal 2006, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2,227. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at June 3, 2006, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $6,305, $3,272, and $1,656 in fiscal 2006, 2005, and 2004, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company’s foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries’ earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management’s potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability of approximately $4.9 million during fiscal 2005. The Company revised its estimate of the deferred tax liability of $4.9 million at June 3, 2006 based on changes in management’s potential future plans for this subsidiary during fiscal 2006. In fiscal 2006, the Company revised its strategy and as of June 3, 2006 again and concluded that the undistributed earnings of this subsidiary were considered permanently reinvested outside the United States. The reversal of the $4.9 million deferred tax liability in fiscal 2006 resulted in an additional valuation allowance in the same amount and, therefore, did not effect the fiscal 2006 tax provision. Cumulative positive earnings of the Company’s foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $64.2 million at June 3, 2006. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

In May 2005, the Company was informed by one of its foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within tax returns previously filed for the tax years 2003 and 2004. At this time, the Company has not received notification from any tax authority regarding this matter. The Company has increased its income tax reserve for this potential exposure.

During fiscal 2005, the Canadian taxing authority proposed an income tax assessment for fiscal 1998 through fiscal 2002. The Company appealed the income tax assessment; however, the Company paid the entire tax liability in fiscal 2005 to the Canadian taxing authority to avoid additional interest and penalties if the Company’s appeal was denied. The payment was recorded as an increase to income tax provision in fiscal 2005. In May 2006, the appeal was settled in the Company’s favor. The Company will receive a refund of approximately $1,000, which was recorded as a reduction to income tax provision during the fourth quarter of fiscal 2006.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The Company did not receive a tax benefit from the current ETI exclusion in fiscal 2006. When this benefit is fully phased out, it will have no impact on the rate.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal 2006 and is expected to have no material impact on the operations of the Company for fiscal 2007, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note K—Stockholders’ Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at June 3, 2006, was 14,402 shares, net of treasury shares of 1,261. An additional 10,626 shares of common stock have been reserved for the potential conversion of the convertible notes and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At June 3, 2006, the plan had 132 shares reserved for future issuance.

The Employees’ 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 2,015 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

On June 16, 2005, the Board of Directors of the Company adopted the 2006 Stock Option Plan for Non-Employee Directors which authorizes the issuance of up to 400 shares as non-qualified stock options. Under this plan, 400 shares of common stock have been reserved for future issuances relating to stock options exercisable based on the passage of time. Each option is exercisable over a period of time from its date of grant at the market value on the grant date and expires after 10 years. This plan replaces the 1996 Stock Option Plan for Non-Employee Directors which was terminated on June 16, 2005.

The Company applies APB No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below (see Note A—Stock-Based Compensation):

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Risk-free interest rate	5.0%	3.8%	3.6%
Volatility	43%	47%	47%
Average expected life (years)	5.1	5.0	4.9
Annual dividend rate	$0.16	$0.16	$0.16
Weighted average fair value per option	$3.14	$3.28	$4.57
Fair value of ESPP per share	$1.06	$1.41	$1.32
Fair value of options granted during the year	$1,210	$946	$103

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

A summary of the share activity and weighted average exercise prices for the Company’s option plans is as follows:

	Outstanding		Exercisable
	Shares	Price	Shares	Price
At May 31, 2003	1,738	$9.29	1,111	$9.08

Granted	23	11.16
Exercised	(229)	7.19
Cancelled	(77)	10.23

At May 29, 2004	1,455	$9.58	1,045	$9.58

Granted	313	7.75
Exercised	(24)	6.96
Cancelled	(43)	4.05

At May 28, 2005	1,701	$9.46	1,240	$9.69

Granted	436	8.14
Exercised	(41)	7.22
Cancelled	(244)	8.86

At June 3, 2006	1,852	$9.26	1,230	$9.80

The following table summarizes information about stock options outstanding at June 3, 2006:

	Outstanding			Exercisable
Exercise Price Range	Shares	Price	Life	Shares	Price	Life
$5.38 to $7.50	549	$6.98	3.8	484	$6.97	3.6
$7.75 to $9.00	762	$8.16	7.2	245	$8.26	3.5
$11.00 to $13.81	541	$13.12	4.1	501	$13.29	3.7

Total	1,852			1,230

A summary of restricted stock award transactions was as follows:

Shares
Unvested at May 31, 2003	59

Granted	10
Vested	(31)
Cancelled	(7)

Unvested at May 29, 2004	31

Granted	18
Vested	(29)
Cancelled	(7)

Unvested at May 28, 2005	13

Granted	3
Vested	(12)
Cancelled	—

Unvested at June 3, 2006	4

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Compensation effects arising from issuing stock awards were $7, $425, and $403 in fiscal 2006, 2005, and 2004, and have been charged against income and recorded as additional paid-in capital in the Consolidated Balance Sheets.

Note L—Employee Retirement Plans

The Company’s domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $723, $729, and $1,274 for fiscal 2006, 2005, and 2004, respectively. Such amounts included contributions in stock of $290 for 2004, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note M—Segment and Geographic Information

During the second quarter of fiscal 2006, the Company implemented a reorganization plan encompassing the Company’s RF & Wireless Communications Group (RFWC) and Industrial Power Group (IPG) business units. Effective for the second quarter of fiscal 2006, IPG has been designated as Electron Device Group (EDG) and RFWC has been designated as RF, Wireless & Power Division (RFPD). The reorganization was implemented to increase efficiencies by integrating IPG’s power conversion sales and product management into RFWC, improving the geographic sales coverage and driving sales growth by leveraging RFWC’s larger sales resources. In addition, the Company believes that EDG will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors. The data presented has been reclassified to reflect the reorganization.

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBUs) in fiscal 2006 are: RFPD, EDG, SSD, and DSG.

RFPD serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications, as well as the industrial power conversion market.

EDG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

SSD provides security systems and related design services which includes such products as closed circuit television, fire, burglary, access control, sound, and communication products and accessories.

DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets

Fiscal 2006
RFPD	$334,131	$75,834	$47,194	$116,102
EDG	94,443	30,438	19,644	42,878
SSD	108,843	27,279	7,872	36,071
DSG	95,010	24,509	9,156	37,568

Total	$632,427	$158,060	$83,866	$232,619

Fiscal 2005
RFPD	$296,334	$64,853	$34,225	$98,592
EDG	92,174	29,401	17,682	44,110
SSD	105,581	26,889	9,153	34,457
DSG	78,078	17,865	7,793	25,064

Total	$572,167	$139,008	$68,853	$202,223

Fiscal 2004
RFPD	$256,270	$58,408	$33,142	$101,731
EDG	87,856	27,642	18,137	34,126
SSD	101,979	26,045	10,501	33,257
DSG	66,452	17,105	9,228	23,358

Total	$512,557	$129,200	$71,008	$192,472

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

A reconciliation of net sales, gross profit, operating income and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Segment net sales	$632,427	$572,167	$512,557
Corporate	5,513	6,557	7,266

Net sales	$637,940	$578,724	$519,823

Segment gross profit	$158,060	$139,008	$129,200
Manufacturing variances and other costs	(2,291)	(3,014)	(2,478)

Gross profit	$155,769	$135,994	$126,722

Segment contribution	$83,866	$68,853	$71,008
Manufacturing variances and other costs	(2,291)	(3,014)	(2,478)
Regional selling expenses	(19,231)	(19,065)	(18,109)
Administrative expenses	(46,215)	(40,527)	(31,667)
Gain (loss) on disposal of assets	(3)	9,918	(579)

Operating income	$16,126	$16,165	$18,175

Segment assets	$232,619	$202,223	$192,472
Cash and cash equivalents	17,010	24,301	16,572
Other current assets	19,098	20,211	20,170
Net property	32,357	31,712	30,534
Other assets	8,215	5,493	21,287

Total assets	$309,299	$283,940	$281,035

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Europe, Asia/Pacific, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Net sales, gross profit, operating income, and long-lived assets (net property and other assets, excluding investments, other intangible assets and non-current deferred income taxes) are presented in the table below.

	Fiscal Year Ended
	June 3, 2006	May 28, 2005	May 29, 2004
Net Sales
United States	$233,682	$227,341	$205,810
Canada	85,680	76,367	69,681

North America	319,362	303,708	275,491
Europe	140,870	123,846	116,714
Asia/Pacific	148,000	124,799	104,068
Latin America	24,336	21,366	20,065
Corporate	5,372	5,005	3,485

Total	$637,940	$578,724	$519,823

Gross Profit
United States	$60,509	$57,988	$52,782
Canada	24,117	22,274	18,981

North America	84,626	80,262	71,763
Europe	38,608	34,345	32,619
Asia/Pacific	35,533	29,691	23,304
Latin America	6,786	5,879	4,860
Corporate	(9,784)	(14,183)	(5,824)

Total	$155,769	$135,994	$126,722

Operating Income
United States	$29,285	$26,546	$25,722
Canada	11,016	10,790	8,795

North America	40,301	37,336	34,517
Europe	11,134	7,814	11,109
Asia/Pacific	20,629	17,028	12,838
Latin America	1,080	280	(156)
Corporate	(57,018)	(46,293)	(40,133)

Total	$16,126	$16,165	$18,175

Long-Lived Assets
United States	$26,208	$26,913	$26,071
Canada	2,062	776	806

North America	28,270	27,689	26,877
Europe	2,559	2,593	2,765
Asia/Pacific	1,468	1,120	593
Latin America	1,078	1,265	1,036

Total	$33,375	$32,667	$31,271

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending relates to Corporate projects. In fiscal 2006, capital expenditures primarily related to the implementation of various modules and upgrades of PeopleSoft and facility improvements.

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers’ financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management’s estimates.

Note N—Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

Note O—Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended June 3, 2006, May 28, 2005, and May 29, 2004:

Description	Balance at beginning of period	Charged to expenses		Deductions		Balance at end of period
Year ended June 3, 2006:
Allowance for doubtful accounts	$1,934	$1,326	(1)	$1,118	(2)	$2,142
Inventory overstock reserve	$28,492	$1,765	(3)	$5,000	(7)	$25,257
Deferred tax asset valuation	$20,695	$5,145		$—		$25,840
Warranty reserves	$1,439	$932		$1,535	(6)	$836
Year ended May 28, 2005:
Allowance for doubtful accounts	$2,516	$894	(1)	$1,476	(2)	$1,934
Inventory overstock reserve	$26,617	$4,225	(3)	$2,350	(7)	$28,492
Deferred tax asset valuation	$4,040	$16,655	(4)	$—		$20,695
Warranty reserves	$802	$958		$321		$1,439
Year ended May 29, 2004:
Allowance for doubtful accounts	$3,350	$(409	)(1)	$425	(2)	$2,516
Inventory overstock reserve	$34,015	$2,168	(3)	$9,566	(5)	$26,617
Deferred tax asset valuation	$1,586	$2,454		$—		$4,040
Warranty reserves	$672	$459		$329		$802

(1)	Charges to bad debt expense.
(2)	Uncollectible amounts written off, net of recoveries and foreign currency translation.
(3)	Charges to cost of sales.
(4)	Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).
(5)	Inventory disposed of during the period ($3.6 million), LIFO reversal ($4.0 million), and reclassification to LCM ($2.0 million).
(6)	A change in estimate of $0.9 million was recorded during the second quarter of fiscal 2006.
(7)	Inventory disposed of during the period.

RICHARDSON ELECTRONICS, LTD.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note P—Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2006:
Net sales	$158,145	$155,837	$152,128	$171,830
Gross profit	38,532	39,506	37,089	40,642
Net income (loss)	$1,820	$293	$(1,146)	$(3,609)
Net income (loss) per share—basic:
—Common stock	$0.11	$0.02	$(0.07)	$(0.21)
—Class B common stock	$0.10	$0.02	$(0.06)	$(0.19)

Net income (loss) per share—diluted:
—Common stock	$0.10	$0.02	$(0.07)	$(0.21)
—Class B common stock	$0.10	$0.02	$(0.06)	$(0.19)
Fiscal 2005:
Net sales	$138,447	$151,274	$141,700	$147,303
Gross profit	33,855	35,862	33,666	32,611
Net income (loss)	$904	$3,290	$(22,687)	$2,476
Net income (loss) per share—basic:
—Common stock	$0.06	$0.19	$(1.34)	$0.15
—Class B common stock	$0.05	$0.17	$(1.20)	$0.13

Net income (loss) per share—diluted:
—Common stock	$0.06	$0.19	$(1.34)	$0.14
—Class B common stock	$0.05	$0.17	$(1.20)	$0.13

(1)	In the third quarter of fiscal 2005, the Company recorded a $2.2 million restructuring charge to selling, general and administrative expenses as the Company terminated over 60 employees. In addition, the Company recorded incremental tax provisions of $16.7 million in fiscal 2005 to increase the valuation allowance related to the Company’s deferred tax assets in the U.S. ($15.9 million) and outside the U.S. ($0.8 million).
(2)	In the fourth quarter of fiscal 2006, the Company recorded severance costs of $2.7 million to selling, general and administrative expenses for certain employees whose termination costs became probable and estimable. In the fourth quarter, the Company re-evaluated the realization of certain deferred tax assets, resulting in an additional valuation allowance of $2.2 million.

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited September 2, 2006	June 3, 2006
Assets
Current assets:
Cash and cash equivalents	$18,202	$17,010
Receivables, less allowance of $2,120 and $2,142	116,692	115,733
Inventories	122,000	117,320
Prepaid expenses	4,666	3,739
Deferred income taxes	1,525	1,527

Total current assets	263,085	255,329

Non-current assets:
Property, plant and equipment, net	31,773	32,357
Goodwill	13,073	13,068
Other intangible assets, net	2,114	2,413
Non-current deferred income taxes	1,520	1,300
Assets held for sale	1,061	1,018
Other assets	3,802	3,814

Total non-current assets	53,343	53,970

Total assets	$316,428	$309,299

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$51,084	$52,494
Accrued liabilities	29,190	30,588
Current portion of long-term debt	14,016	14,016

Total current liabilities	94,290	97,098

Non-current liabilities:
Long-term debt, less current portion	124,128	112,792
Non-current liabilities	1,245	1,169

Total non-current liabilities	125,373	113,961

Total liabilities	219,663	211,059

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,664 shares at September 2, 2006 and 15,663 shares at June 3, 2006	783	783
Class B common stock, convertible, $0.05 par value; issued 3,093 shares at September 2, 2006 and June 3, 2006	155	155
Preferred stock, $1.00 par value, no shares issued		—
Additional paid-in-capital	118,639	119,149
Common stock in treasury, at cost, 1,260 shares at September 2, 2006 and 1,261 shares at June 3, 2006	(7,469)	(7,473)
Accumulated deficit	(20,147)	(19,048)
Accumulated other comprehensive income	4,804	4,674

Total stockholders’ equity	96,765	98,240

Total liabilities and stockholders’ equity	$316,428	$309,299

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Statements of Operations

and Comprehensive Income (Loss)

(Unaudited)(in thousands, except per share amounts)

	Three months ended
	September 2, 2006	September 3, 2005
Statements of Operations
Net sales	$165,755	$158,145
Cost of sales	124,436	119,613

Gross profit	41,319	38,532
Selling, general, and administrative expenses	35,379	32,981
Gain on disposal of assets	(19)	(140)

Operating income	5,959	5,691

Other (income) expense:
Interest expense	2,983	2,277
Investment income	(77)	(108)
Foreign exchange (gain) loss	394	(137)
Retirement of long-term debt expenses	2,540	—
Other, net	34	44

Total other expense	5,874	2,076

Income before income taxes	85	3,615
Income tax provision	1,184	1,795

Net income (loss)	$(1,099)	$1,820

Net income (loss) per share—basic:
Common stock	$(0.06)	$0.11

Common stock average shares outstanding	14,400	14,264

Class B common stock	$(0.06)	$0.10

Class B common stock average shares outstanding	3,093	3,120

Net income (loss) per share—diluted:
Common stock	$(0.06)	$0.10

Common stock average shares outstanding	14,400	17,488

Class B common stock	$(0.06)	$0.10

Class B common stock average shares outstanding	3,093	3,120

Dividends per common share	$0.040	$0.040

Dividends per Class B common share	$0.036	$0.036

Statements of Comprehensive Income (Loss)
Net income (loss)	$(1,099)	$1,820
Foreign currency translation, net of income tax effect	81	1,207
Fair value adjustments on investments, net of income tax effect	(1)	(68)

Comprehensive income (loss)	$(1,019)	$2,959

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)(in thousands)

	Three months ended
	September 2, 2006	September 3, 2005
Operating activities:
Net income (loss)	$(1,099)	$1,820
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,548	1,516
Gain on disposal of assets	(19)	(140)
Retirement of long-term debt expenses	2,540	—
Deferred income taxes	(242)	23
Receivables	(796)	4,005
Inventories	(4,718)	(7,403)
Accounts payable and accrued liabilities	(4,578)	6,746
Other liabilities	81	(419)
Other	(232)	(1,348)

Net cash provided by (used in) operating activities	(7,515)	4,800

Investing activities:
Capital expenditures	(859)	(1,070)
Proceeds from sale of assets	6	241
Business acquisitions, net of cash acquired	—	(6,524)
Proceeds from sales of available-for-sale securities	118	401
Purchases of available-for-sale securities	(118)	(401)

Net cash used in investing activities	(853)	(7,353)

Financing activities:
Proceeds from borrowings	71,540	22,270
Payments on debt	(60,216)	(23,520)
Proceeds from issuance of common stock	—	86
Cash dividends	(687)	(683)
Payments on retirement of long-term debt	(700)	—
Other	(486)	(271)

Net cash provided by (used in) financing activities	9,451	(2,118)

Effect of exchange rate changes on cash and cash equivalents	109	76

Increase (decrease) in cash and cash equivalents	1,192	(4,595)
Cash and cash equivalents at beginning of period	17,010	24,301

Cash and cash equivalents at end of period	$18,202	$19,706

See notes to condensed consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Note A—Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Item 10 of Regulation S-K. Accordingly, they do not include all the information and notes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the results of interim periods have been made and such adjustments were of a normal and recurring nature. The results of operations and cash flows for the three-month period ended September 2, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending June 2, 2007.

Richardson Electronics, Ltd.’s (the Company) fiscal quarter ends on the Saturday nearest the end of the quarter ending month. The first quarter of fiscal 2007 contained 13 weeks, while the first quarter of fiscal 2006 contained 14 weeks.

The financial information contained in this report should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006.

Note B—Investment in Marketable Equity Securities

The Company’s investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $118 and $401 during the first quarter of fiscal 2007 and 2006, respectively, all of which were subsequently reinvested. Gross realized gains on those sales were $13 and $51 for the first quarter of fiscal 2007 and 2006, respectively. Gross realized losses on those sales were $23 and $1 for the first quarter of fiscal 2007 and 2006, respectively. Net unrealized holding losses of $1 and $68 have been included in accumulated comprehensive income for the first quarter of fiscal 2007 and 2006, respectively.

The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the investment in marketable equity securities with fair values less than cost basis:

	Marketable Security Holding Length
	Less Than 12 Months		More Than 12 Months		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 2, 2006
Common Stock	$364	$21	$292	$25	$656	$46
June 3, 2006
Common Stock	$623	$34	$158	$17	$781	$51

Note C—Assets Held for Sale

On August 4, 2005, the Company entered into a contract to sell approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. The sale of the real estate and building is expected to close during the second quarter of fiscal 2007, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

In July 2006, the Company offered to sell a building located in Brazil for $901. The sale of the building is expected to close during the next year, however, the Company cannot give any assurance as to the actual timing or successful completion of the transaction.

Note D—Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is tested for impairment at least annually or more frequently if events or circumstances indicate that goodwill might be impaired. The Company will perform its annual goodwill impairment assessment as of the third quarter of the current fiscal year. The table below provides changes in carrying value of goodwill by reportable segment, which includes RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Burtek Systems, formerly Security Systems Division (SSD/Burtek), and Display Systems Group (DSG):

	Goodwill
	Reportable Segments
	RFPD	EDG	SSD/ Burtek	DSG	Total
Balance at June 3, 2006	$252	$893	$1,812	$10,111	$13,068
Foreign currency translation	2	1	(2)	4	5

Balance at September 2, 2006	$254	$894	$1,810	$10,115	$13,073

The following table provides changes in carrying value of other intangible assets not subject to amortization:

	Other Intangible Assets Not Subject to Amortization
	Reportable Segments
	RFPD	EDG	SSD/ Burtek	DSG	Total
Balance at June 3, 2006	$—	$9	$321	$—	$330
Foreign currency translation	—	—	—	—	—

Balance at September 2, 2006	$—	$9	$321	$—	$330

Intangible assets subject to amortization, as well as amortization expense are as follows:

	Intangible Assets Subject to Amortization
	September 2, 2006		June 3, 2006
	Gross Amounts	Accumulated Amortization	Gross Amounts	Accumulated Amortization
Deferred financing costs	$4,439	$2,658	$4,639	$2,559
Patents and trademarks	478	475	478	475

Total	$4,917	$3,133	$5,117	$3,034

Deferred financing costs decreased during the first quarter of fiscal 2007 primarily due to the write-off of previously capitalized deferred financing costs of $625 related to the Company entering into agreements with certain holders to purchase $14,000 of the Company’s 8% convertible senior subordinated notes (8% notes). This

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

decrease was partially offset by additional deferred financing costs associated with the Company entering into the fourth amendment of the Company’s multi-currency revolving credit agreement (credit agreement).

Amortization expense for the three-month period ended September 2, 2006 and September 3, 2005 is as follows:

	Amortization Expense for First Quarter
	FY 2007	FY 2006
Deferred financing costs	$99	$45
Patents and trademarks	—	1

Total	$99	$46

The amortization expense associated with the intangible assets subject to amortization is expected to be $437, $434, $433, $356, $178, and $45 in fiscal 2007, 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 4.38.

Note E—Restructuring and Severance Charges

As a result of the Company’s fiscal 2005 restructuring initiative (2005 Restructuring Plan), a restructuring charge, including severance and lease termination costs of $2,152, was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted, resulting in a $183 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. During fiscal 2006, the employee severance and related costs were adjusted $123 decreasing SG&A due to the difference between estimated severance costs and actual payouts. Severance costs of $724 and $1,108 were paid in fiscal 2006 and 2005. During the first quarter of fiscal 2007, severance costs of $7 were paid. The remaining balance payable during fiscal 2007 has been included in accrued liabilities. Terminations affected over 60 employees across various business functions, operating units, and geographic regions. As of September 2, 2006, the following table depicts the amounts associated with the activity related to the 2005 Restructuring Plan by reportable segment:

	Restructuring Liability June 3, 2006	For the three months ended September 2, 2006				Restructuring Liability September 2, 2006
		Reserve Recorded		Payment	Adjustment to Reserve
2005 Restructuring Plan
Employee severance and related costs:
Corporate	$14		$—	$(7)	$—	$7

Total	$14	$		$(7)	$—	$7

The Company implemented a global restructuring plan during the first quarter of fiscal 2007 (2007 Restructuring Plan). The 2007 Restructuring Plan is intended to reduce corporate and administrative expense, decrease the number of warehouses, and streamline much of the entire organization. Over the next fiscal year, the Company plans to implement a more tax-effective supply chain structure for Asia/Pacific and Europe, restructure its Latin American operations, and reduce its total workforce, including the elimination and restructuring of layers of management.

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

As a result of the Company’s 2007 Restructuring Plan, a restructuring charge of $868 was recorded in SG&A and severance costs of $226 were paid during the first quarter of fiscal 2007. The remaining balance payable during fiscal 2007 has been included in accrued liabilities. The following table depicts the amounts associated with the activity related to the 2007 Restructuring Plan by reportable segment as of September 2, 2006:

	Restructuring Liability June 3, 2006	For the three months ended September 2, 2006			Restructuring Liability September 2, 2006
		Reserve Recorded	Payment	Adjustment to Reserve

2007 Restructuring Plan
Employee severance and related costs:
RFPD	$—	$348	$(69)	$—	$279
EDG	—	17	(17)	—	—
SSD/Burtek	—	129	(23)	—	106
DSG	—	67	(5)	—	62
Corporate	—	307	(112)	—	195

Total	$—	$868	$(226)	$—	$642

Note F—Warranties

The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of sales in its Condensed Consolidated Statements of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the products, are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Changes in the warranty reserve for the first quarter ended September 2, 2006 were as follows:

Warranty
Reserve
Balance at June 3, 2006	$836
Accruals for products sold	177
Utilization	(207)
Adjustment	(177)

Balance at September 2, 2006	$629

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

During the second quarter of fiscal 2003, DSG provided a three-year warranty on some of its products. As the Company gained additional warranty experience during the first quarter of fiscal 2007, the Company adjusted the warranty reserve to reflect the actual warranty experience to date. As a result of lower than anticipated failure rates and lower sales volume of products with this warranty feature, an adjustment of $177 was recorded during the first quarter of fiscal 2007.

Note G—Debt

Long-term debt consists of the following:

	September 2, 2006	June 3, 2006
7 3/4% notes, due December 2011	$44,683	$44,683
8% notes, due June 2011	25,000	25,000
Multi-currency revolving credit agreement, due October 2009 (7.25% at September 2, 2006)	68,429	57,089
Other	32	36

Total debt	138,144	126,808
Less: current portion	(14,016)	(14,016)

Long-term debt	$124,128	$112,792

At September 2, 2006, the Company maintained $138,144 in long-term debt, primarily in the form of the issuance of two series of convertible notes and a credit agreement. The Company maintains $14,000 of the 8% notes in current portion of long-term debt at September 2, 2006 and June 3, 2006. This current classification is due to the Company entering into two separate agreements in August 2006 with certain holders of its 8% notes to purchase $14,000 of the 8% notes. As the 8% notes are subordinate to the Company’s existing credit agreement, the Company received a waiver from its lending group to permit the purchases. The purchases will be financed through additional borrowings under the Company’s credit agreement. In the first quarter of fiscal 2007, the Company recorded costs associated with the retirement of long-term debt of $2,540 in connection with the purchases, which includes the write-off of previously capitalized deferred financing costs of $625. On September 8, 2006, the Company purchased $6,000 of the $14,000 of the 8% notes. The Company expects to purchase the remaining $8,000 of the $14,000 of the 8% notes in December 2006.

In October 2004, the Company renewed its credit agreement with the current lending group in the amount of approximately $109,000. On August 4, 2006, the Company amended its credit agreement and decreased the facility to approximately $97,500 (the size of the credit line varies based on fluctuations in foreign currency exchange rates). The credit agreement expires in October 2009, and the outstanding balance at that time will become due. The portion of the credit line available for the Company to borrow is limited by the amount of collateral and certain covenants in the credit agreement. The credit agreement is principally secured by the Company’s trade receivables and inventory. The credit agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At September 2, 2006, the applicable margin was 2.25%, $68,429 was outstanding under the credit agreement, outstanding letters of credit were $2,020, the unused line was $27,050, and the available credit line was limited to $1,237 due to covenants related to maximum permitted leverage ratios. The commitment fee related to the credit agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment. The Company’s credit agreement consists of the following facilities as of September 2, 2006:

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

	Capacity	Amount Outstanding	Interest Rate
U.S. Facility	$70,000	$50,200	7.68%
Canada Facility	9,965	4,224	6.00%
UK Facility	8,571	8,457	7.16%
Euro Facility	6,407	3,844	5.36%
Japan Facility	2,556	1,704	2.38%

Total	$97,499	$68,429	7.25%

Note:	Due to maximum permitted leverage ratios, the amount of the unused line cannot be calculated on a facility-by-facility basis.

On August 4, 2006, the Company executed an amendment to the credit agreement. The amendment (i) permitted the purchase of $14,000 of the 8% notes; (ii) adjusted the minimum required fixed charge coverage ratio for the first quarter of fiscal 2007; (iii) adjusted the minimum tangible net worth requirement; (iv) permitted certain transactions contemplated by the Company; (v) eliminated the Company’s Sweden Facility; (vi) reduced the Company’s Canada Facility by approximately $5,400; (vii) changed the definition of “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)” for covenant purposes; and (viii) provided that the Company maintain excess availability on the borrowing base of not less than $10,000.

Note H—Income Taxes

The income tax provision for the first quarter of fiscal 2007 and 2006 was $1,184 and $1,795, respectively, which resulted in an effective income tax rate of 1,392.9% and 49.7%, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses and valuation allowances related to net operating losses in the first quarter of fiscal 2007 and 2006. For the first quarter of fiscal 2007, the tax benefit related to net operating losses was limited by the requirement for a valuation allowance of $1,525.

Note I—Calculation of Earnings Per Share

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of common stock cash dividends.

According to the EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share,” the Company’s Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share reflect the application of EITF Issue No. 03-6 and was computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula (90% of the amount of common stock cash dividends).

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed conversion of convertible debentures and notes, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible debentures and notes when dilutive. The Company’s 7 3/4% convertible senior subordinated notes (7 3/4% notes) and 8% notes are excluded from the calculation for the first quarter of fiscal 2007, and the Company’s 8 1/4% convertible senior subordinated debentures, 7 1/4% convertible debentures, and 7 3/4% notes are excluded from the calculation for the first quarter fiscal 2006, as assumed conversion and the effect of the interest savings would be anti-dilutive. The per share amounts presented in the Condensed Consolidated Statements of Operations for the first quarter of fiscal 2007 and 2006 are based on the following amounts:

	First Quarter
	FY 2007	FY 2006
Numerator for basic and diluted EPS:
Net income (loss)	$(1,099)	$1,820
Less dividends:
Common stock	576	571
Class B common stock	111	112

Undistributed earnings (losses)	$(1,786)	$1,137

Common stock undistributed earnings (losses)	$(1,497)	$950
Class B common stock undistributed earnings (losses)—basic	(289)	187

Total undistributed earnings (losses)—common stock and Class B common stock—basic	$(1,786)	$1,137

Common stock undistributed earnings (losses)	$(1,497)	$951
Class B common stock undistributed earnings (losses)—diluted	(289)	186

Total undistributed earnings (losses)—Class B common stock – diluted	$(1,786)	$1,137

Denominator for basic and diluted EPS:
Denominator for basic EPS:
Common stock weighted average shares	14,400	14,264
Class B common stock weighted average shares, and shares under if-converted method for diluted earnings per share	3,093	3,120
Effect of dilutive securities:
Unvested restricted stock awards	—	4
Dilutive stock options	—	100

Denominator for diluted EPS adjusted weighted average shares and assumed conversions	17,493	17,488

Net income (loss) per share:
Common stock—basic	$(0.06)	$0.11

Class B common stock—basic	$(0.06)	$0.10

Common stock—diluted	$(0.06)	$0.10

Class B common stock—diluted	$(0.06)	$0.10

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

As of the first quarter fiscal 2007, 1,825 common stock options were anti-dilutive and were not included in the dilutive earnings per common share calculation. As of the first quarter of fiscal 2006, 1,619 common stock options were anti-dilutive and were not included in the dilutive earnings per common share calculation.

Note J—Stock-Based Compensation

Prior to fiscal 2007, the Company accounted for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB No. 25), and adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, no stock-based compensation cost was reflected in net income for grants of stock options prior to fiscal 2006 because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant. Stock-based compensation totaled approximately $183 for the first quarter of fiscal 2006.

Under APB No. 25, pro-forma expense for stock options was calculated using a graded-vesting schedule over the applicable vesting period, which generally ranges from two to four years. Upon adoption of SFAS No. 123(R), the Company records compensation expense using a graded-vesting schedule over the applicable vesting period, or to the date on which retirement eligibility is achieved, if shorter (non-substantive vesting period approach). Had the Company used the fair value based accounting method for stock compensation expense prescribed by SFAS No. 123(R), the Company’s net income and earnings per share for the first quarter of fiscal 2006 would have been reduced to the pro-forma amounts illustrated as follows (in thousands, except per share amounts):

Quarter Ended September 3, 2005
Net income—as reported	$1,820
Add: Reported stock-based compensation expense, net of taxes	1
Deduct: Fair valued based compensation expense, net of taxes	(183)

Pro-forma net income	$1,638

Earnings per share, as reported:
Common stock—basic	$0.11

Class B common stock—basic	$0.10

Common stock—diluted	$0.10

Class B common stock—diluted	$0.10

Earnings per share, pro forma:
Common stock—basic	$0.10

Class B common stock—basic	$0.09

Common stock—diluted	$0.09

Class B common stock—diluted	$0.09

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Effective June 4, 2006, the Company adopted SFAS No. 123 (Revised 2004), Share-Based Payment, (SFAS No. 123(R)), which requires the measurement and recognition of compensation cost at fair value for all share-based payments, including stock options. Using the modified prospective method, stock-based compensation for the first quarter of fiscal 2007 includes compensation expense, recognized over the applicable vesting periods, for new share-based awards and for share-based awards granted prior to, but not yet vested, as of June 3, 2006. Stock-based compensation totaled approximately $176 for the first quarter of fiscal 2007.

Stock options granted to members of the Board of Directors generally vest immediately and stock options granted to employees generally vest over a period of five years and have contractual terms to exercise of ten years. Transactions during the first quarter of fiscal 2007 were as follows (in thousands, except option prices and years):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at June 3, 2006	1,851	$9.26
Granted	10	$7.06
Exercised	—	$—
Cancelled	(36)	$10.23

Options outstanding at September 2, 2006	1,825	$9.23	5.34	$1,109

Options exercisable at September 2, 2006	1,225	$9.75	3.83	$817

There were no stock options exercised during the first quarter of fiscal 2007. The total intrinsic value of options exercised during the first quarter of fiscal 2006 totaled approximately $13. The weighted average fair values of stock option grants were $3.15 and $2.94 for the first quarter of fiscal 2007 and 2006, respectively.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Quarter Ended
	September 2, 2006	September 3, 2005
Expected volatility	49.46%	43.49%
Risk-free interest rate	5.00%	3.85%
Expected lives	6.5 years	5.12 years
Annual cash dividend	$0.16	$0.16

The fiscal 2007 and 2006 expected volatility assumptions are based on historical experience. The fiscal 2007 expected stock option life assumption is based on the Securities and Exchange Commission’s guidance in Staff Accounting Bulletin No. 107 and the fiscal 2006 expected stock option life assumption is based on historical experience. The risk-free interest rate is based on the yield of a treasury note with a remaining term equal to the expected life of the stock option.

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Note K—Segment Information

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBUs) in fiscal 2007 are: RF, Wireless & Power Division (RFPD), Electron Device Group (EDG), Burtek Systems (SSD/Burtek), and Display Systems Group (DSG).

RFPD serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications, as well as the industrial power conversion market.

EDG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, and broadcast industries.

SSD/Burtek provides security systems and related design services which includes such products as closed circuit television, fire, burglary, access control, sound, and communication products and accessories.

DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

During the second quarter of fiscal 2006, the Company implemented a reorganization plan encompassing the Company’s RF & Wireless Communications Group (RFWC) and Industrial Power Group (IPG) business units. Effective for the second quarter of fiscal 2006, IPG has been designated as Electron Device Group (EDG) and RFWC has been designated as RF, Wireless & Power Division (RFPD). The reorganization was implemented to increase efficiencies by integrating IPG’s power conversion sales and product management into RFWC, improving the geographic sales coverage and driving sales growth by leveraging RFWC’s larger sales resources. In addition, the Company believes that EDG will benefit from an increased focus on the high-margin tube business with a simplified global sales and product management structure to work more effectively with customers and vendors. The data presented has been reclassified to reflect the reorganization.

During the first quarter of fiscal 2007, the Company changed the name of its Security Systems Division (SSD) to Burtek Systems (SSD/Burtek) to take advantage of Burtek’s positive brand recognition within the sound and security industry.

Each SBU is directed by a Vice President and General Manager who reports to the Chief Executive Officer (CEO). The CEO evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Profit	Direct Operating Contribution	Assets
First Quarter Fiscal 2007
RFPD	$91,332	$21,463	$13,174	$122,949
EDG	24,674	7,711	5,101	44,000
SSD/Burtek	26,318	6,967	1,901	33,026
DSG	21,829	4,965	739	37,973

Total	$164,153	$41,106	$20,915	$237,948

First Quarter Fiscal 2006
RFPD	$81,157	$18,196	$11,056	$104,325
EDG	23,838	7,732	4,712	45,002
SSD/Burtek	26,904	7,014	2,248	36,304
DSG	24,450	6,015	2,794	31,901

Total	$156,349	$38,957	$20,810	$217,532

A reconciliation of net sales, gross profit, operating income, and assets to the relevant consolidated amounts is as follows. Other currents assets not identified include miscellaneous receivables and manufacturing inventories.

	First Quarter
	FY 2007	FY 2006
Segment net sales	$164,153	$156,349
Corporate	1,602	1,796

Net sales	$165,755	$158,145

Segment gross profit	$41,106	$38,957
Manufacturing variances and other costs	213	(425)

Gross profit	$41,319	$38,532

Segment contribution	$20,915	$20,810
Manufacturing variances and other costs	213	(425)
Regional selling expenses	(3,630)	(5,388)
Administrative expenses	(11,558)	(9,446)
Gain on disposal of assets	19	140

Operating income	$5,959	$5,691

	September 2, 2006	June 3, 2006
Segment assets	$237,948	$232,619
Cash and cash equivalents	18,202	17,010
Other current assets	20,338	19,098
Net property	31,773	32,357
Non-current assets	8,167	8,215

Total assets	$316,428	$309,299

RICHARDSON ELECTRONICS, LTD.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(in thousands, except per share amounts and except where indicated)

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Asia/Pacific, Europe, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and sales which are not area specific.

Net sales and gross profit by geographic region are presented in the table below:

	First Quarter
	FY 2007	FY 2006
Net Sales
North America	$83,230	$82,121
Asia/Pacific	39,506	37,200
Europe	36,422	32,806
Latin America	5,578	6,000
Corporate	1,019	18

Total	$165,755	$158,145

Gross Profit
North America	$21,764	$21,489
Asia/Pacific	9,567	9,138
Europe	9,820	9,326
Latin America	1,623	1,522
Corporate	(1,455)	(2,943)

Total	$41,319	$38,532

The Company sells its products to customers in diversified industries and performs periodic credit evaluations of its customers’ financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts. Actual credit losses have been consistently within management’s estimates.

Note L—Recently Issued Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will become effective for the Company beginning in fiscal 2008. The Company is currently evaluating the impact of the adoption of FIN 48 on the financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered:

Registration Fee	$5,259
Printing and Engraving	30,000
Trustee’s Charges	15,000
Accounting Fees	10,000
Legal Fees	55,000
Miscellaneous	34,741

Total	$140,000

Item 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees, and other agents against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Section 145 of the Delaware General Corporation Law also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person entitled to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

Our certificate of incorporation provides that to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, we may indemnify, advance payment of expenses on behalf of and purchase and maintain insurance against liability on behalf of all persons for whom it may take each such respective action pursuant to such Section. The certificate of incorporation also provides that no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director as a director to the full extent authorized or permitted by Delaware law. A director, however, will be liable to the extent provided by applicable law for:

1. any breach of the director’s duty of loyalty to us or our stockholders;

2. acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

3. violations of Section 174 of the Delaware General Corporation Law; or

4. any transaction from which the director derived an improper personal benefit.

Article VII of our by-laws contains additional provisions regarding indemnification.

We maintain a liability insurance policy for our directors and officers and for us providing coverage of claims in excess of certain minimum retained limits.

We expect any underwriting or other agreement we sign in connection with an offering of securities pursuant to this registration statement will contain certain provisions for the indemnification by the agents, underwriters or dealers of us and our directors and officers who signed the registration statement, and other controlling persons, against certain liabilities, including liabilities under the Securities Act, or for contribution by such agents, underwriters or dealers with respect to payments which we or our directors or officers may be required to make, and that any agents, underwriters and dealers, and their respective controlling persons may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to any contribution with respect to payments which such agents, underwriters and dealers, or controlling persons, may be required to make.

Item 15. Recent Sales of Unregistered Securities.

During the three year period ended October 26, 2006, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended.

The Notes

On February 15, 2005, we issued $44,683,000 aggregate principal amount of 7 3/4% convertible senior subordinated notes due December 15, 2011 to a limited number of holders who represented to us that they were “qualified institutional buyers” in exchange for a like aggregate principal amount of our 7 1/4% debentures and our 8 1/4% debentures.

The exchange offer was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act as transactions by an issuer not involving any public offering. The notes are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued notes described in this Item 15 included appropriate legends setting forth that the notes had not been registered and the applicable restrictions on transfer. No underwriters were employed in any of the above transactions.

The recipients of notes in the exchange represented that they were “qualified institutional buyers” as defined in Rule 144A and that their investment was for their own account (or for the account of qualified institutional buyers for whom the holders had discretionary investment authority) and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the notes issued in such transactions. All recipients are believed to have had adequate access, through their relationships with us, to information about the registrant.

The 8% Notes

On November 21, 2005, we issued $25,000,000 aggregate principal amount of the 8% notes to a limited number of buyers.

The sale of the 8% notes was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated thereunder as transactions of the issuer not involving any public offering. The 8% notes are deemed restricted securities for purposes of the Securities Act. The global note representing the 8% notes includes an appropriate legend setting forth that the 8% notes have not been registered and the applicable restriction on transfer. No underwriters were employed in any of the above transactions.

The buyers of the 8% notes represented to us that they were “qualified institutional buyers” as defined in Rule 144A and that their investment was for their own account (or for the account of qualified institutional buyers for whom the holders had discretionary investment authority) and not with a view to or for sale in connection with any distribution thereof. All buyers of the 8% notes received a confidential private placement memorandum and are believed to have had adequate access to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibit

See Exhibit Index.

(b) Financial Statement Schedules

None

No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, other than as appear in the prospectus, are required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

5. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Kane, State of Illinois, on October 26, 2006.

RICHARDSON ELECTRONICS, LTD.

By:	/S/ EDWARD J. RICHARDSON
Name:	Edward J. Richardson
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ EDWARD J. RICHARDSON Edward J. Richardson	Chairman of the Board and Chief Executive Officer (principal executive officer)	October 26, 2006

/S/ DAVID J. DENEVE David J. DeNeve	Chief Financial Officer (principal financial and accounting officer)	October 26, 2006

/S/ ARNOLD R. ALLEN* Arnold R. Allen	Director	October 26, 2006

/S/ JACQUES BOUYER* Jacques Bouyer	Director	October 26, 2006

/S/ SCOTT HODES* Scott Hodes	Director	October 26, 2006

/S/ BRUCE W. JOHNSON* Bruce W. Johnson	Director	October 26, 2006

/S/ AD KETELAARS* Ad Ketelaars	Director	October 26, 2006

/S/ JOHN R. PETERSON* John R. Peterson	Director	October 26, 2006

/S/ HAROLD L. PURKEY* Harold L. Purkey	Director	October 26, 2006

/S/ SAMUEL RUBINOVITZ* Samuel Rubinovitz	Director	October 26, 2006

*	Signed by David J. DeNeve as attorney-in-fact.

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit
3.1	–	Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Appendix B to the Proxy Statement/Prospectus dated November 13, 1986, which is included in the Company’s Registration Statement on Form S-4, Commission File No. 33-8696.

3.2	–	Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated July 20, 2006, Commission File No. 33-8696.

4.1	–	Indenture dated February 14, 2005 between the Company and J.P. Morgan Trust Company, as trustee, for 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011 (including form of 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011), incorporated by reference to Exhibit 10 of the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

4.2	–	Specimen forms of Common Stock and Class B Common Stock certificates of the Company incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement on Form S-1, Commission File No. 33-10834.

4.3	–	Indenture dated November 21, 2005 between the Company and Law Debenture Trust Company of New York, as Trustee, and J.P. Morgan Trust Company, National Association, as Registrar, Paying Agent and Conversion Agent, for 8% Convertible Senior Subordinated Notes due June 15, 2011 (including form of 8% Convertible Senior Subordinated Notes due June 15, 2011) incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

5.1	–	Opinion of Bryan Cave LLP, counsel to the Registrant, as to the validity of the notes and shares of common stock issuable upon conversion of the notes being registered.

10.1	–	The Corporate Plan for Retirement The Profit Sharing / 401(k) Plan Fidelity Basic Plan Document No. 07 effective June 1, 1996, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.2	–	Amendment to the Company’s Employees’ Profit Sharing Plan and Trust Agreement, incorporated by reference to Exhibit 10(a)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC August 29, 2003, Commission File No. 000-12906.

10.3	–	The Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 8, 1987, incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1987, Commission File No. 000-12906.

10.4	–	First Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 11, 1989, incorporated by reference to Exhibit 10(l)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1989, Commission File No. 000-12906.

10.5	–	Second Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan dated July 30, 1991, incorporated by reference to Exhibit 10(l)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.6	–	Third Amendment to the Company’s Amended and Restated Incentive Stock Option Plan dated August 15, 1996, incorporated by reference to Exhibit 10(e)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.7	–	The Company’s Employees 1996 Stock Purchase Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

10.8	–	Employees Stock Ownership Plan, effective as of June 1, 1987, restated effective as of June 1, 1989, as amended July 14, 1994, incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1994, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit
10.9	–	First Amendment to Employees Stock Ownership Plan dated July 12, 1995, incorporated by reference to Exhibit 10(g)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995, Commission File No. 000-12906.

10.10	–	Second Amendment to Employees Stock Ownership Plan, dated April 10, 1996, incorporated by reference to Exhibit 10(h)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.11	–	Third Amendment to Employees Stock Ownership Plan, effective June 1, 1989, as amended and restated July 14, 1994 dated April 9, 1997 incorporated by reference to Exhibit 10(g)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1998, Commission File No. 000-12906.

10.12	–	Fourth Amendment to Employees Stock Ownership Plan, dated October 12, 2004, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 10, 2004, for its Annual Meeting of Stockholders held October 12, 2004, Commission File No. 000-12906.

10.13	–	Fifth Amendment to Employees Stock Ownership Plan, dated April 5, 2005, incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1, Commission File No. 333-125254, filed on May 26, 2005.

10.14	–	Sixth Amendment to Employee Stock Ownership Plan, dated October 1, 2005, incorporated by reference to Exhibit 10(d)(6) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.15	–	Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1999, Commission File No. 000-12906.

10.16	–	Amendment to the Company’s Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 4, 2001, for its Annual Meeting of Stockholders held October 16, 2001, Commission File No. 000-12906.

10.17	–	The Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit C of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

10.18	–	The Company’s Employees’ Incentive Compensation Plan effective July 24, 1990, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1990 for its Annual Meeting of Stockholders held on October 9, 1990, Commission File No. 000-12906.

10.19	–	First Amendment to Employees Incentive Compensation Plan dated July 30, 1991, incorporated by reference to Exhibit 10(p)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.20	–	Second Amendment to Employees Incentive Compensation Plan dated August 15, 1996, incorporated by reference to Exhibit 10(k)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.21	–	The Company’s Employees’ 1994 Incentive Compensation Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1994 for its Annual Meeting of Stockholders held on October 11, 1994, Commission File No. 000-12906.

10.22	–	First Amendment to the Company’s Employees’ 1994 Incentive Compensation Plan dated August 15, 1996, incorporated by reference to Exhibit (l)(1) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996, Commission File No. 000-12906.

10.23	–	The Company’s Employees 1996 Incentive Compensation Plan, incorporated by reference to Exhibit B of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit

10.24	–	The Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1998 for its Annual Meeting of Stockholders held on October 6, 1998, Commission File No. 000-12906.

10.25	–	Letter dated April 1, 1993 between the Company and Arnold R. Allen regarding Mr. Allen’s engagement as consultant by the Company, incorporated by reference to Exhibit 10(i)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1993, Commission File No. 000-12906.

10.26	–	Employment Agreement dated May 10, 1993, as amended March 23, 1998, between Richardson Electronics Italy s.r.l. and Pierluigi Calderone, incorporated by reference to Exhibit 10(d) of the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, Commission File No. 000-12906.

10.27	–	Employment, Nondisclosure and Non-Compete Agreement dated September 26, 1999 between the Company and Murray Kennedy, incorporated by reference to Exhibit 10(w) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000, Commission File No. 000-12906.

10.28	–	Employment, Nondisclosure and Non-Compete Agreement dated November 22, 1999 between the Company and Gregory Peloquin, incorporated by reference to Exhibit 10(x) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000, Commission File No. 000-12906.

10.29	–	Distributor Agreement, executed August 8, 1991, between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(d) of the Company’s Current Report on Form 8-K for September 30, 1991, Commission File No. 000-12906.

10.30	–	Amendment dated September 30, 1991 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(e) of the Company’s Current Report on Form 8-K for September 30, 1991, Commission File No. 000-12906.

10.31	–	First Amendment to Distributor Agreement between Varian Associates, Inc. and the Company dated April 10, 1992, incorporated by reference to Exhibit 10(v)(5) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1992, Commission File No. 000-12906.

10.32	–	Consent to Assignment and Assignment dated August 4, 1995 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(s)(4) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995, Commission File No. 000-12906.

10.33	–	Trademark License Agreement dated May 1, 1991 between North American Philips Corporation and the Company, incorporated by reference to Exhibit 10(w)(3) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991, Commission File No. 000-12906.

10.34	–	Agreement among Richardson Electronics, Ltd., Richardson Electronique S.A., Covelec S.A. (now known as Covimag S.A.), and Messrs. Denis Dumont and Patrick Pertzborn, delivered February 23, 1995, translated from French, incorporated by reference to Exhibit 10(b) to the Company’s Current Report on Form 8-K dated February 23, 1995, Commission File No. 000-12906.

10.35	–	Form of Additional Option Agreement issued under Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit 10(g)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

10.36	–	Form of Incentive Stock Option issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

10.37	–	Form of Restricted Stock Award issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(2) to the Company’s Report on Form 10-Q/A dated May 18, 2005, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit
10.38	–	Amended and Restated Revolving Credit Agreement, dated October 29, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, Bank One, NA, London Branch, Bank On, NA, Canada Branch, Bank One, NA, Tokyo Branch and Bank One, NA, incorporated by reference to Exhibit A to the Company’s Current Report on Form 8-K dated November 1, 2004, Commission File No. 000-12906.

10.39	–	Consent and First Amendment to Amended and Restated Revolving Credit Agreement, entered into as of December 20, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit (ac)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005, Commission File No. 000-12906.

10.40	–	Waiver and Second Amendment to Amended and Restated Revolving Credit Agreement, dated August 24, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10(ac)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 27, 2005, Commission File No. 000-12906

10.41	–	Waiver and Third Amendment to Amended and Restated Revolving Credit Agreement, dated October 12, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10(ac)(3) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 3, 2005, Commission File No. 000-12906.

10.42	–	Waiver, Consent and Fourth Amendment to Amended and Restated Revolving Credit Agreement, dated October 12, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Toronto Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to Exhibit 10.42 to the Company’s Registration Statement on Form S-1 dated September 19, 2006, Commission File No. 333-130219.

10.43	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and George Solas, incorporated by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568.

10.44	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and Wendy Diddell, incorporated by reference to Exhibit 10.47 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568.

10.45	–	Real Estate Sale Contract dated June 8, 2004 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.48 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568.

Exhibit Number		Description of Exhibit
10.46	–	First Amendment to the Real Estate Sale Contract dated April 2005 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.51 to the Company’s Registration Statement on Form S-1, Commission File No. 333-125254, filed with the SEC on May 26, 2005.

10.47	–	Form of Exchange Agreement, dated February 2005, between the Company and certain holders of outstanding debentures, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

10.48	–	Form of Resale Registration Rights Agreement, dated February 2005, between the Company and the holders specified therein, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 15, 2005, Commission File No. 000-12906.

10.49	–	Employment, Nondisclosure and Non-Compete Agreement dated June 20, 2005 by and between the Company and David J. DeNeve incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 22, 2005, Commission File No. 000-12906.

10.50	–	Employment Agreement dated July 18, 2005 by and between the Company and Dario Sacomani incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 19, 2005, Commission File No. 000-12906.

10.51	–	Purchase and Sale Agreement dated August 4, 2005 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(al) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005, Commission File No. 000-12906.

10.52	–	First Amendment to Purchase and Sale Agreement dated December 16, 2005 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.53	–	Second Amendment to Purchase and Sale Agreement dated January 31, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.54	–	Third Amendment to Purchase and Sale Agreement dated February 17, 2006 between the Company and TAB Construction Company, incorporated by reference to Exhibit 10(ai)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.55	–

Fourth Amendment to Purchase and Sale Agreement dated June 7, 2006 between the Company and

TAB Construction Company, incorporated by reference to Exhibit 10(ai)(4) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.56	–	The Company’s 2006 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 12, 2005 for its Annual Meeting of Stockholders held on October 18, 2005.

10.57	–	Securities Purchase Agreement for the Company’s 8% Convertible Senior Subordinated Notes due 2011 dated November 21, 2005 between the Company and the buyers specified therein, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

10.58	–	Resale Registration Rights Agreement for the Company’s 8% Convertible Senior Subordinated Notes due 2011 dated November 21, 2005, between the Company and the holders listed therein, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated November 22, 2005, Commission File No. 000-12906.

Exhibit Number		Description of Exhibit
10.59	–	Consulting Agreement dated October 26, 2005 by and between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.65 to the Company’s Registration Statement on Form S-1, Commission File No. 333-130219 filed with the SEC on February 7, 2006.

10.60	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and David J. Gilmartin, incorporated by reference to Exhibit 10(am) to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 3, 2005, Commission File No. 000-12906.

10.61	–	Agreement between the Company and Bruce W. Johnson, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 19, 2006, Commission File No. 000-12906.

10.62	–	Employment, Nondisclosure and Non-Compete Agreement between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated March 1, 2006, Commission File No. 000-12906.

10.63	–	Termination Agreement and General Release between the Company and Arthur R. Buckland, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 9, 2006, Commission File No. 000-12906.

10.64	–	Employment and Non-Compete Agreement dated June 1, 2001 by and between the Company and Larry Blaney, incorporate by reference to Exhibit 10(ar) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006, Commission File No. 000-12906.

10.65	–	Purchase and Sale Agreement, by and among Richardson Electronics, Ltd, Portside Growth and Opportunity Fund and Ramius Capital Group, LLC, date as of August 10, 2006, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated August 10, 2006, Commission File No. 000-12906.

10.66	–	Purchase and Sale Agreement, by and among Richardson Electronics, Ltd, Whitebox Advisors, LLC, Whitebox Intermarket Partners, LP, Whitebox Diversified Convertible Arbitrage Partners, LP, Whitebox Convertible Arbitrage Partners, LP, Pandora Select Partners, LP, Guggenheim Portfolio XXXI, LLC and HFR RVA Combined Master Trust, dated as of August 10, 2006, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K dated August 10, 2006, Commission File No. 000-12906.

12.1	–	Computation of Ratio of Earnings to Fixed Charges (included in the section entitled “Summary—Ratio of Earnings to Fixed Charges” of the prospectus included herein).

21.1	–	Subsidiaries of the Company, incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 3, 2006.

23.1	–	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.

23.2	–	Consent of Independent Registered Public Accounting Firm—KPMG LLP.

23.3	–	Consent of Bryan Cave LLP (included in Exhibit 5.1).

24.1	–	Powers of Attorney executed by certain of the officers and directors of the Registrant (included in signature pages).*

25.1	–	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Law Debenture Trust Company of New York, as Trustee under the Notes Indenture.

*	Previously filed.